2026
PROXY STATEMENT

2025
ANNUAL REPORT

VERISIGN®

DEAR VERISIGN STOCKHOLDERS:



OUR MISSION

Enable the world to connect online with reliability and confidence, anytime, anywhere

OUR VALUES

- We are stewards of the internet and our Company
- We are passionate about technology and continuous improvement
- We respect others and exhibit integrity in our actions
- We take responsibility for our actions and hold ourselves to a higher standard

I'm pleased to report a successful 2025 for Verisign.

First and foremost, we extended our record of 100% service delivery for the .com and .net domain name system to an unparalleled 28 years, while reliance on our infrastructure services increased significantly. Our purpose-built network now processes over 500 billion authoritative, validated, and cryptographically assured DNS transactions on average per day. Increasing reliance on digital infrastructure in the global economy which we serve makes our unparalleled record of 28 years of uninterrupted uptime increasingly important.

Our financial results included revenues for 2025 of $1.66 billion, an increase of 6.4% year over year. 2025 was our fifteenth consecutive year of growth in both revenues and operating income since divesting non-core assets. Our balance sheet remains strong with $581 million in cash, cash equivalents, and marketable securities at year end. We returned a total of $1.07 billion to stockholders in 2025, consisting of $859 million of share repurchases and $215 million in quarterly dividends which we introduced in April of 2025. After seeing to the needs of our operations and our business, we return profits to the investing public that hold our shares. Thank you for being among them.

Since divesting our non-core assets, we have continued to seek and evaluate ways to offer enhanced services that are consistent with our mission. We now believe we have two strong candidates for new services that will extend our high-assurance offerings while integrating seamlessly into our existing infrastructure and distribution channels. These potential new services are strongly aligned with our core mission, leverage our long history of pioneering and developing both DNS and advanced data security technologies, and can be offered to new or existing customers throughout our channel. Look for blogs and other news from us about these developments in the coming months.

Thank you for your ongoing support.

Jim Bidzos
Chairman of the Board of Directors,
Executive Chairman,
President and Chief Executive Officer
April 2026



NOTICE OF 2026 ANNUAL MEETING AND PROXY STATEMENT

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VeriSign, Inc.
12061 Bluemont Way
Reston, Virginia 20190

April 10, 2026

To Our Stockholders:

You are cordially invited to attend the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of VeriSign, Inc. ("we," "our," "us," or the "Company") to be held at our corporate offices located at 12061 Bluemont Way, Reston, Virginia 20190 on Thursday, May 21, 2026, at 10:00 a.m., Eastern Time.

The matters expected to be acted upon at the Annual Meeting are described in detail on the following pages.

We are relying upon a U.S. Securities and Exchange Commission rule that allows us to provide access to our proxy materials over the internet. As a result, we are mailing (or, if requested, emailing) to our stockholders a Notice Regarding the Availability of Proxy Materials instead of a paper copy of the following Proxy Statement and our 2025 Annual Report. The Notice Regarding the Availability of Proxy Materials contains instructions on how to access those documents over the internet or request a paper copy of those documents. We believe that this process helps conserve natural resources and reduce the costs of printing and distributing our proxy materials.

It is important that you use this opportunity to take part in the affairs of the Company by voting on the business to come before the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please vote electronically via the internet or by telephone as described in the Notice Regarding the Availability of Proxy Materials and under "Information About the Meeting—Internet and Telephone Voting" within the following Proxy Statement, or alternatively, if you have received paper copies of our proxy materials, please complete, date, sign, and promptly return the accompanying proxy card or voting instruction form by mail using the enclosed envelope so that your shares may be represented at the Annual Meeting. Returning or completing the proxy card does not deprive you of your right to attend the Annual Meeting and vote your shares.

Thank you for your continued support of the Company.

Sincerely,

/s/ D. James Bidzos

D. James Bidzos

Chairman of the Board of Directors,
Executive Chairman, President and Chief Executive
Officer

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Notice of 2026 Annual Meeting of Stockholders

Date and Time

May 21, 2026 (Thursday) 10:00 a.m. (Eastern Time)

Location

The Annual Meeting will be held at our corporate offices located at 12061 Bluemont Way, Reston, Virginia 20190.

Who Can Vote

Only stockholders of record at the close of business on April 1, 2026, which is the record date, are entitled to notice of, and to vote at, the Annual Meeting or any adjournments or postponements thereof.

The 2026 Annual Meeting of Stockholders (the "Annual Meeting") will be held for the following purposes:

PROPOSALS		BOARD VOTE RECOMMENDATION	FOR FURTHER DETAILS
1	Election of Seven Directors Named in the Proxy Statement	✓ **FOR** each director nominee	Page 10
2	Advisory Vote to Approve Executive Compensation	✓ **FOR**	Page 23
3	Approval of the Amendment and Restatement of the VeriSign, Inc. 2006 Equity Incentive Plan	✓ **FOR**	Page 43
4	Ratification of Selection of KPMG LLP as Independent Registered Public Accounting Firm for 2026	✓ **FOR**	Page 49
5	Stockholder Proposal Regarding an Independent Chair Policy	✗ **AGAINST**	Page 51

Stockholders will also transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

If you hold your shares as of the record date as a stockholder of record or as a beneficial owner, you or your proxyholder may participate, vote, or submit questions during the meeting. A list of stockholders of record entitled to vote shall be available to any stockholder for any purpose relevant to the Annual Meeting during the 10 days prior to the Annual Meeting upon request to the Office of the Corporate Secretary. In addition, the list of stockholders of record will also be available during the Annual Meeting.

Reston, Virginia

April 10, 2026
By Order of the Board of Directors,

/s/ Thomas C. Indelicarto
Thomas C. Indelicarto
Secretary

How to Vote

Whether or not you plan to attend the Annual Meeting, please vote electronically via the internet or by telephone as described in the Notice Regarding the Availability of Proxy Materials and under "Information About the Meeting—Internet and Telephone Voting" in the Proxy Statement, or alternatively, if you have received paper copies of proxy materials, complete, date, sign, and promptly return the accompanying proxy card or voting instruction form by mail using the enclosed envelope so that your shares may be represented at the Annual Meeting.

 **Internet**	 **Telephone**	 **Mail**	 **Attending the Meeting**
Visit the website listed on your Notice Regarding the Availability of Proxy Materials, proxy card or voting instruction form	Call the telephone number on your Notice Regarding the Availability of Proxy Materials, your proxy card or voting instruction form	If you received paper copies of the proxy materials, sign, date, and return your proxy card or voting instruction form in the enclosed envelope	Attend and vote at the Annual Meeting

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 21, 2026: The 2026 Proxy Statement, together with the 2025 Annual Report, are available at www.edocumentview.com/vrsn.

A Notice Regarding the Availability of Proxy Materials or the Proxy Statement and related proxy materials were first sent or made available to stockholders on April 10, 2026.

Table of Contents

2025 Business Highlights

$1.66 billion Revenue ▲ 6.4% increase compared to 2024	**$1.12 billion** Operating Income ▲ 5.9% increase compared to 2024	**173.5 million** .com and .net Domain Name Registrations in Domain Name Base at End of 2025 ▲ 2.6% increase from December 31, 2024	**41.7 million** New Domain Name Registrations Processed for .com and .net in 2025 ▲ 11.5% increase compared to 2024

Verisign's Mission, Values, and Strategic Framework

Our mission and values are at the center of everything we do. They are the principles under which we perform our primary responsibility: helping to enable the security, stability, and resiliency of key internet infrastructure and services. Every year, we develop our corporate goals to support this strategy, which are organized around three strategic framework principles: Protect Unconditionally, Grow Responsibly, and Manage Continuously.

Verisign's Mission

Verisign enables the world to connect online with reliability and confidence, anytime, anywhere.

Verisign's Values

We are stewards of the internet and our Company

Billions of people and a significant portion of the world's economy rely on the internet infrastructure we help to manage and operate. As stewards of the internet and our Company, we work to ensure every decision and action preserves the trust people place in us and creates value for our stockholders.

We are passionate about technology and continuous improvement

We embrace new technologies, ideas, and the potential they promise. We also challenge past assumptions and do not accept that what works today will work tomorrow. This enables us to continue building, sustaining, and improving on the internet's infrastructure.

We respect others and exhibit integrity in our actions

The internet has made the world a smaller place, so the way we do business is more important now than ever. That's why we demonstrate respect and integrity in all of our interactions with our stakeholders — customers, stockholders, business partners, internet users, and each other.

We take responsibility for our actions and hold ourselves to a higher standard

We understand that the role we play in supporting the global internet is a privilege and with that privilege comes great responsibility. We appreciate that our decisions and actions have consequences far beyond our own Company. Therefore, we hold ourselves to a higher standard in all we do.

Verisign's Strategic Framework

We **protect unconditionally.**	We **grow responsibly.**	We **manage continuously.**

In this Proxy Statement, the terms "we," "our," "us," "Verisign" or the "Company" refer to VeriSign, Inc.

Voting Roadmap

The accompanying proxy is solicited on behalf of our Board of Directors (the "Board") of VeriSign, Inc. for use at the 2026 Annual Meeting to be held at our corporate offices located at 12061 Bluemont Way, Reston, Virginia 20190 on Thursday, May 21, 2026 at 10:00 a.m., Eastern Time.

This summary highlights certain information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and we encourage you to read the entire Proxy Statement before voting.

Proposal No. 1

Election of Directors



FOR **The Board recommends a vote FOR each director nominee.** **See page 10**

Director Nominees

The following provides summary information about each director nominee.

NAME	AGE	DIRECTOR SINCE	COMMITTEE MEMBERSHIP			
			AUDIT	COMPENSATION	CORPORATE GOVERNANCE AND NOMINATING	CYBERSECURITY
D. James Bidzos	71	1995				M
Courtney D. Armstrong	55	2021	M	C		
Yehuda Ari Buchalter	54	2019			M	C
Kathleen A. Cote, Lead Independent Director	77	2008	C		M	
Matthew J. Desch	68	2025			M	M
Jamie S. Gorelick	75	2015		M	C	
Debra W. McCann	53	2024	M	M		

C – Chairperson   M – Member

Voting Roadmap

Corporate Governance Highlights

Board Composition	• 6 out of 7 of our directors are independent.
	• 3 out of 7 of our directors are women.
Annual Election of Directors	• All directors are elected annually.
Majority Voting Standard	• To be elected in uncontested elections, each nominee for director must receive a majority of the votes cast.
Lead Independent Director	• We have a lead independent director with robust responsibilities.
Board Committees	• We have an Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee, each of which is composed entirely of independent directors.
	• We have a Cybersecurity Committee to assist the Board with its oversight of the Company's programs for cybersecurity, artificial intelligence, and data governance, including the risks of each.
Stockholder Rights	• Stockholders have proxy access rights.
	• Stockholders owning together at least 10% of outstanding common stock may call a special meeting of stockholders.
Single Voting Class	• Our common stock is the only class of voting shares outstanding.
One Share, One Vote	• Each share of our common stock is entitled to one vote.
Annual Board Leadership Evaluation	• The Board evaluates the Board leadership structure annually.
Annual Self-Evaluations	• The Board conducts an annual self-evaluation to determine whether it and its committees are functioning effectively.
No "Poison Pill"	• We do not have a stockholder rights plan, or "poison pill," in place.
Annual Auditor Ratification	• Stockholders have the opportunity to ratify the Audit Committee's selection of our independent registered public accounting firm annually.
Stock Retention Policy	• Directors and executives are subject to a stock retention policy.
Political Contributions	• In response to stockholder feedback, we adopted our Political Contributions Policy, which formally established our general prohibition against direct political contributions by the Company to candidates, political parties, campaign committees, and political action committees.



Proposal No. 2

Advisory Vote to Approve Executive Compensation

| ✅ **FOR** | **The Board recommends a vote FOR this proposal.** | **See page 23** |

Compensation Framework

The chart below shows the three main elements of our executive compensation program, including the percentage that each element comprised in our CEO's 2025 pay mix at target and our other NEOs' 2025 average pay mix at target, our objectives for each element of compensation, the factors we use to determine compensation amounts and performance measures.

ELEMENT		OBJECTIVE	FACTORS	MEASURES
CEO	**Other NEOs (Average)**			
Base Salary (% of Pay Mix at Target) 6%	12%	Provide a guaranteed level of annual income in order to attract and retain our executive talent. Increases are not automatic or guaranteed.	• Job responsibilities and scope • Experience • Individual contributions • Internal pay alignment and peer and industry benchmarking	
CEO	**Other NEOs (Average)**			
Annual Incentive Bonus (% of Pay Mix at Target) 9%	12%	Provide a performance-based incentive for achieving individual goals and the Company's financial and strategic goals.	• Company performance • Individual performance • Internal pay alignment and peer and industry benchmarking	• Revenue • Operating margin
CEO	**Other NEOs (Average)**			
Long-Term Incentive Compensation (% of Pay Mix at Target) 85%	76%	Provide an award that both serves a retention purpose and incentivizes executives to manage the Company from the perspective of a stockholder.	• Importance of the NEO to Company performance • Individual contributions • Future potential of the NEO • Value of NEO's vested and unvested outstanding equity awards (performance-based and time-based restricted stock units) • Internal pay alignment and peer and industry benchmarking	• Compound annual growth rate (CAGR) of operating income • Total Shareholder Return (TSR)

Voting Roadmap

Executive Compensation Highlights

Our executive compensation program is designed to attract and retain the executive talent we need to maintain our high performance standards and grow our business for the future. Our philosophy is to provide a mix of compensation that motivates our executives to achieve our short and long-term performance goals, which in turn will create value for our stockholders. We made no significant changes to our overall approach to executive compensation for 2025.

Pay for Performance Alignment	• For the CEO, 94% of targeted total compensation is performance-based.
	• For other NEOs, 88% of targeted total compensation on average is performance-based.
Compensation Governance Practices and Policies	• Annual Benchmarking of Executive Compensation
	• Independent Compensation Consultant
	• Annual Say-on-Pay Vote
	• Stock Ownership Requirements
	• Clawback Policy
	• Forfeiture Provisions
	• Annual Compensation Risk Assessment
Responsible Pay Practices	• No Employment Contracts
	• No Single Trigger Severance Benefits Upon a Change-in-Control
	• No Excise Tax Gross-Ups
	• No Special Pension or Retirement Plans
	• No Significant Perquisites

Proposal No. 3

Approval of the Amendment and Restatement of the 2006 Equity Incentive Plan

 **FOR**   **The Board recommends a vote FOR this proposal.**   **See page 43**

We are asking our stockholders to approve an Amendment and Restatement of the 2006 Equity Incentive Plan to extend its term by 10 years to May 21, 2036, and also make certain technical and administrative revisions to the plan document, including the removal of certain provisions related to Section 162(m) that are no longer relevant, and clarifying that the prohibition on paying cash in exchange for the cancellation of an outstanding award applies only to underwater options or stock appreciation rights.

Proposal No. 4

Ratification of Selection of KPMG LLP as Independent Registered Public Accounting Firm for 2026

 **FOR**   **The Board recommends a vote FOR this proposal.**   **See page 49**

Principal Accountant Fees and Services

The following table presents fees billed for professional services rendered by KPMG LLP for the audit of our annual consolidated financial statements for the years ended December 31, 2025 and December 31, 2024, and fees billed for other services provided by KPMG LLP, in each of the last two completed years.

	2025 FEES	2024 FEES
Audit fees[1]	$ 2,468,569	$ 1,815,735
Audit-related fees	—	—
Tax fees	—	—
All other fees[2]	(10,500)	18,000
Total fees	$ 2,458,069	$ 1,833,735

[1] Audit fees consist of fees for the integrated audit of the annual financial statements included in our Annual Reports on Form 10-K, the review of the interim financial statements included in our Quarterly Reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements for those years.

[2] All other fees consist of registration fees for three employees to participate in a KPMG leadership program paid in 2024 and partially refunded in 2025.

Proposal No. 5

Stockholder Proposal Regarding an Independent Chair Policy

 **AGAINST**　　**The Board recommends a vote AGAINST this proposal.**　　See page 51

Proposal No. 1

Election of Directors

The Board consists of seven directors. Each of the directors, with the exception of Mr. Desch, was elected by stockholders to a one-year term at the 2025 Annual Meeting of Stockholders. Mr. Desch, who was appointed to the Board in October 2025, was recommended by a third-party search firm. The terms of the current directors expire upon the election and qualification of the directors to be elected at the Annual Meeting. The Board has nominated each of our current directors: D. James Bidzos; Courtney D. Armstrong; Yehuda Ari Buchalter; Kathleen A. Cote; Matthew J. Desch; Jamie S. Gorelick; and Debra W. McCann, for election at the Annual Meeting to serve until our 2027 Annual Meeting of Stockholders and until their respective successors have been elected and qualified. here are no family relationships among any of our directors or executive officers.

Proxies cannot be voted for more than seven persons, which is the number of nominees.

Unless otherwise directed, the persons named as proxies on the proxy card intend to vote all proxies FOR the election of the Board's nominees, each of whom has consented to serve as a director, if elected. In addition, if a proxy card is properly executed and returned but no direction is made, the persons named as proxies on the proxy card intend to vote all proxies FOR the election of the Board's nominees. If any of the nominees is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Board, unless the Board chooses to reduce its own size. The Board has no reason to believe that any of the nominees will be unable or will decline to serve if elected.

 **FOR**   **The Board recommends a vote FOR the election of each of the foregoing director nominees.**

Independence, Skills and Experience

Independence of Directors

As required under The Nasdaq Stock Market's listing standards (the "Nasdaq Listing Standards"), a majority of the members of our Board must qualify as "independent directors," as determined by the Board. The Board and the Corporate Governance and Nominating Committee consulted with our legal counsel to confirm that the Board's determinations are consistent with definition of "independent," as set forth in pertinentNasdaq Listing Standards. Consistent with these considerations, after review of all relevant transactions and relationships between each director, or any of his or her family members, and Verisign, our executive officers, or our independent registered public accounting firm, our Board affirmatively determined on February 3, 2026 that six out of the seven members of our Board are independent directors, as defined under pertinent Nasdaq Listing Standards. Our independent directors are: Mr. Armstrong; Dr. Buchalter; Ms. Cote; Mr. Desch; Ms. Gorelick; and Ms. McCann. Each member of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee is an independent director, and each member of the Audit Committee and Compensation Committee satisfy the heightened independence criteria applicable to directors on such committees under pertinent Nasdaq Listing Standards and the rules and regulations established by the Securities and Exchange Commission (the "SEC"). Each member of the Cybersecurity Committee, other than Mr. Bidzos, is an independent director. Mr. Bidzos serves as Executive Chairman, President, and Chief Executive Officer, and thus, is not considered an independent director.The Board also determined that former directors Roger H. Moore, who served until the 2025 Annual Meeting, Thomas F. Frist III, who resigned from the Board on June 10, 2025, and Timothy Tomlinson, who resigned from the Board on November 21, 2025, were independent during the period they served on the Board.

Skills and Experience

The chart below shows the range of skills and experience represented on the Board:

	BIDZOS	ARMSTRONG	BUCHALTER	COTE	DESCH	GORELICK	MCCANN
Accounting, Corporate Finance, and Capital Management	✔	✔	✔	✔	✔		✔
Corporate Governance and Ethics	✔	✔	✔	✔	✔	✔	✔
Executive Experience	✔	✔	✔	✔	✔	✔	✔
International/Global Experience	✔	✔	✔	✔	✔	✔	✔
Government and Public Policy	✔		✔			✔	
Legal and Regulatory	✔	✔		✔		✔	
Other Public Company Board Experience	✔			✔	✔	✔	✔
Risk Management	✔	✔	✔	✔	✔	✔	✔
Strategic Planning and Oversight	✔	✔	✔	✔	✔	✔	✔
Technology and Cybersecurity	✔		✔	✔	✔	✔	✔

Director Nominees

Set forth below is certain information relating to our director nominees, including details on each director nominee's specific experience, qualifications, attributes, or skills that led the Board to conclude that the person should be nominated for election as a director for another term.

D. James Bidzos

Age: **71**   Committees: **Cybersecurity**

Background

Mr. Bidzos has served as Executive Chairman since August 2009, Chief Executive Officer since August 2011, and President since April 2024. He also served as President from August 2011 to February 2020, Executive Chairman and Chief Executive Officer on an interim basis from June 2008 to August 2009, and President from June 2008 to January 2009. He served as Chairman of the Board since August 2007 and from April 1995 to December 2001. He served as Vice Chairman of the Board from December 2001 to August 2007. Mr. Bidzos served as Vice Chairman of RSA Security Inc., an internet identity and access management solution provider, from March 1999 to May 2002, and Executive Vice President from July 1996 to February 1999. Prior to that, he served as President and Chief Executive Officer of RSA Data Security, Inc. from 1986 to February 1999.

Qualifications

Mr. Bidzos is a business executive with significant expertise in the technology that is central to the Company's business. Mr. Bidzos is an internet and security industry pioneer who understands the strategic technology trends in markets that are important to the Company. Mr. Bidzos was a founder of the Company and has been either Chairman or Vice Chairman of the Company's Board since the Company's founding in April 1995, providing him with valuable insight and institutional knowledge of the Company's history and development. Mr. Bidzos has prior experience on our Compensation Committee and our Corporate Governance and Nominating Committee and as a member of many other public company boards. Mr. Bidzos' years of board-level experience contribute important knowledge and insight to the Board. Additionally, Mr. Bidzos' executive-level experience includes many years as a Chief Executive Officer, providing him with a perspective that the Board values.

Courtney D. Armstrong INDEPENDENT

Age: **55**   Committees: **Compensation (Chair) and Audit**

Background

Courtney D. Armstrong has served as a director since June 2021. Mr. Armstrong is currently Chief Operating Officer at Paramount Pictures and Filmed Entertainment Group, a film and television production and distribution company, a position he has held since March 2024. Previously, he served as President of Business Affairs and Administration from October 2021 to March 2024. From April 2014 to October 2021, Mr. Armstrong served as Executive Vice President, Worldwide Business Affairs of Warner Bros. Pictures, a film and entertainment studio, where he oversaw all day-to-day business and legal aspects of worldwide film acquisition, development, production and initial distribution for the studio, including supervising the negotiations of key deals with filmmakers and talent. He joined Warner Bros. Pictures in 2003 as a Director of Business Affairs and was promoted to Vice President in 2004 and Senior Vice President in 2007. Before joining Warner Bros. Pictures, Mr. Armstrong spent three years at Walt Disney Pictures as an attorney in the Business and Legal Affairs department of the Motion Picture Group. Prior to that, Mr. Armstrong began his career as a litigation associate on the entertainment litigation team at the Los Angeles-based law firm Paul Hastings LLP. Mr. Armstrong is a graduate of the Northwestern Pritzker School of Law and holds an M.B.A. degree from the Kellogg School of Management. He received his undergraduate degree in Mechanical Engineering from Northwestern University.

Qualifications

Mr. Armstrong is a business executive with significant expertise in business and legal matters. Mr. Armstrong's expertise as a business executive includes sales and marketing, financial management, contract negotiation, and distribution, providing him with a perspective that the Board values. Mr. Armstrong's financial and accounting skills qualify him as an audit committee financial expert.

Yehuda Ari Buchalter INDEPENDENT

Age: **54**   Committees: **Cybersecurity (Chair) and Corporate Governance and Nominating**

Background

Dr. Buchalter has served as a director since July 2019. Dr. Buchalter is the Chief Executive Officer of Place Exchange, Inc., a technology company in the digital advertising space, a position he has held since July 2021. From May 2017 to July 2021, Dr. Buchalter served as the Chief Executive Officer of Intersection Holdings, LLC ("Intersection"), a leading smart cities media and technology company. At Intersection, Dr. Buchalter's responsibilities included leadership of the Infosec Leadership Team, which was responsible for overseeing the company's security and risk management issues, including data security and privacy issues. From July 2008 to January 2017, Dr. Buchalter served as the Chief Operating Officer and then President of MediaMath, a leading programmatic advertising technology platform. From January 2005 to April 2008, Dr. Buchalter was a Senior Partner at the marketing consultancy and agency Rosetta, where he led the Digital Media & Technology vertical. Prior to that, Dr. Buchalter was an Associate Principal in McKinsey & Company's Media & Technology practice and a founding member of their Innovation practice. Dr. Buchalter holds a B.S. in Physics from Stanford University, a Ph.D. in Astronomy from Columbia University, and was a postdoctoral fellow in Theoretical Astrophysics at the California Institute of Technology.

Qualifications

Dr. Buchalter is a business executive with significant experience building and leading technology companies. Dr. Buchalter's expertise as a business executive includes business administration, sales and marketing, product development, engineering, and operations, providing him with a perspective that the Board values.

Kathleen A. Cote LEAD INDEPENDENT DIRECTOR

Age: **77**   Committees: **Audit (Chair) and Corporate Governance and Nominating Committee**

Background

Ms. Cote has served as a director since February 2008. From May 2001 to June 2003, Ms. Cote served as Chief Executive Officer of Worldport Communications, Inc., a provider of internet managed services. From September 1998 to May 2001, she served as Founder and President of Seagrass Partners, a consulting firm specializing in providing strategic planning, business, operational, and management support for startup and mid-sized technology companies. Prior to that, she served as President and Chief Executive Officer of Computervision Corporation, an international supplier of product development and data management software. Ms. Cote served as a director of Western Digital Corporation from January 2001 to November 2021. Ms. Cote holds an Honorary Doctorate from the University of Massachusetts, an M.B.A. degree from Babson College, and a B.A. degree from the University of Massachusetts, Amherst.

Qualifications

Ms. Cote is a business executive with significant expertise overseeing global companies in technology and operations in the areas of systems integration, networks, hardware, and software, including web-based applications and internet services. Ms. Cote's expertise in technology and operations is directly relevant to the Company's business. Ms. Cote's expertise as a business executive also includes sales and marketing, product development, strategic planning, and international experience, which contributes important expertise to the Board in those areas of business administration. Ms. Cote's financial and accounting skills qualify her as an audit committee financial expert. In addition to Ms. Cote's tenure as a director of the Company, Ms. Cote has served on several other boards of directors, including service on the audit and corporate governance committees of those boards as well as serving as the lead independent director, providing her with valuable board-level experience. Ms. Cote's executive-level experience includes experience as a Chief Executive Officer, providing her with a perspective that the Board values.

Matthew J. Desch INDEPENDENT

Age: **68**   Committees: **Corporate Governance and Nominating and Cybersecurity**

Background

Mr. Desch has served as Chief Executive Officer and a director of Iridium Communications Inc., a global mobile, voice, and data satellite communications company, since 2009. He previously served as Chief Executive Officer of Iridium Communications Inc.'s predecessor, Iridium Holdings LLC, beginning in 2006. Prior to joining Iridium Communications, Inc., Mr. Desch served as Chief Executive Officer of Telcordia Technologies, Inc., a telecommunications software services provider that is now part of Ericsson. Previously, he spent 13 years at Nortel Networks Corporation, including as President of the company's global wireless networks business, and as President of Global Carriers. Mr. Desch started his career in technology development and management at AT&T Bell Laboratories. Mr. Desch serves on the President's National Security Telecommunications Advisory Committee.

Qualifications

Mr. Desch's deep understanding of critical infrastructure from his 45 years in the IT & telecommunications industry affords the Board a unique and valuable perspective regarding the security challenges faced around the globe. In addition, Mr. Desch is able to draw upon his extensive expertise in cybersecurity, finance, M&A and human capital management, together with over twenty years of experience as a public company Chief Executive Officer, to provide important strategic and operational advice to the Company.

Jamie S. Gorelick INDEPENDENT

Age: **75**   Committees: **Corporate Governance and Nominating (Chair) and Compensation**

Background

Ms. Gorelick has served as a director since January 2015. Ms. Gorelick is Senior Counsel at Wilmer Cutler Pickering Hale and Dorr LLP, an international law firm, where she was a Partner since July 2003. She has held numerous positions in the U.S. government, serving as Deputy Attorney General of the United States, General Counsel of the Department of Defense, Assistant to the Secretary of Energy, and a member of the bipartisan National Commission on Terrorist Threats Upon the United States. Ms. Gorelick has served as a director of Amazon.com, Inc. since February 2012 and currently serves as Lead Independent Director and is a member of its Nominating and Corporate Governance Committee. She previously served as a director of United Technologies Corporation from February 2000 to December 2014 and a director of Schlumberger Limited from April 2002 to June 2010. She holds B.A. and J.D. degrees from Harvard University.

Qualifications

Ms. Gorelick is an experienced attorney with significant expertise in legal, policy, and corporate matters. Ms. Gorelick's regulatory and policy experience is directly relevant to the Company's business. She is well-versed in critical infrastructure and national security issues and brings a valuable skill-set and wealth of government experience to the Board. Ms. Gorelick has served on several other corporate boards, a compensation committee and a nominating and corporate governance committee, and served on numerous government boards and commissions. Ms. Gorelick's experience in both the public and private sectors, combined with her experience in the corporate boardroom, provides her valuable board experience, and she offers a perspective the Board values.

Debra W. McCann INDEPENDENT

Age: **53**   Committees: **Audit and Compensation**

Background

Ms. McCann has served as a director since October 2024. Since May 2022, Ms. McCann has served as the Executive Vice President and Chief Financial Officer of Unisys Corporation, a technology solutions company. Prior to joining Unisys, Ms. McCann spent over a decade at Dun & Bradstreet, Inc., a global provider of business decisioning data and analytics, where she held progressively senior roles from 2009 until April 2022. Her tenure there culminated in her position as Treasurer and Senior Vice President, Investor Relations and Corporate Financial Planning and Analysis. Prior to Dun & Bradstreet, Ms. McCann held leadership positions at Cegedim, a technology and services company, and AT&T, Inc., an American multinational telecommunications and technology holding company. Ms. McCann holds an M.B.A. degree from Harvard Business School. She received her undergraduate degree in Finance and International Business from Pennsylvania State University.

Qualifications

Ms. McCann is a business executive with significant expertise within large, public, multinational, technology companies. Ms. McCann's expertise as a business executive includes financial management, treasury and investor relations, providing her with a perspective that the Board values. Ms. McCann's financial and accounting skills qualify her as an audit committee financial expert.

Corporate Governance

Overview

Our business is conducted by our employees, managers and officers, under the direction of our Chief Executive Officer and the oversight of the Board, to enhance the long-term value of our Company for our stockholders. Key corporate governance documents that guide our corporate governance structure and processes, including our Corporate Governance Principles and the charters of the Board's committees, are available on our Investor Relations website at https://investor.verisign.com/corporate-governance.

Board Structure and Operations

Board Leadership Structure

The Board regularly considers the appropriate leadership structure for the Board based on the then-existing needs and circumstances of the Company and our Board. Currently, the Company's seven-member Board is led by Chairman D. James Bidzos. Mr. Bidzos is also an officer of the Company, serving as its Executive Chairman, President and Chief Executive Officer. The independent directors of the Board appointed Kathleen A. Cote as Lead Independent Director. The Lead Independent Director: (i) presides at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors; (ii) serves as liaison between the Chairman of the Board and the independent directors; (iii) works with the Chairman of the Board to facilitate timely and appropriate information flow to the Board; (iv) reviews and approves agendas and schedules for meetings of the Board; (v) exercises such other powers and duties as from time to time may be assigned to him or her by the Board; and (vi) meets with significant stockholders, as appropriate. In addition, the Lead Independent Director has the authority to call meetings and executive sessions of the independent directors.

The Board has determined that its current leadership structure is appropriate for the Board at this time. In particular, this structure capitalizes on the respective expertise and experience of Mr. Bidzos and Ms. Cote. The structure permits Mr. Bidzos to engage in the operations of the Company in an in-depth manner as Executive Chairman and Chief Executive Officer. The Board believes that the leadership structure also promotes effective independent oversight of Management given the Lead Independent Director's robust duties and responsibilities, including the ability to call and chair meetings and executive sessions of the independent directors separate and apart from the Chairman of the Board.

The Board has concluded that the Company and its stockholders are best served by not having a formal policy on whether the same individual should serve as both Chief Executive Officer and Chairman of the Board. This flexibility allows the Board to utilize its considerable experience and knowledge to elect the most appropriate director as Chairman, while maintaining the ability to separate the Chairman of the Board and Chief Executive Officer roles when necessary. This determination is made according to what the Board believes is in the best interests of the Company and its stockholders to provide appropriate leadership for the Board at such time.

Responsibilities of Chairman of the Board and Lead Independent Director

CHAIRMAN OF THE BOARD	✔ Presides at meetings of the Board, and, unless another person is designated, meetings of stockholders
	✔ Oversees the management, development and functioning of the Board
	✔ In consultation with the Lead Independent Director, plans and organizes the schedule of board meetings and establishes the agendas for Board meetings
RESPONSIBILITIES OF LEAD INDEPENDENT DIRECTOR	✔ Presides at meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors
	✔ Serves as a liaison between the Chairman and independent directors
	✔ Works with the Chairman to facilitate timely and appropriate information flow to the Board
	✔ Authorized to call meetings and executive sessions of the independent directors
	✔ Meets with significant stockholders, as appropriate
	✔ Approves agendas and schedules for meetings of the Board
	✔ Solicits comments and feedback from each director on the operation of the Board and its committees for areas of improvement

Board Committees

AUDIT COMMITTEE

Members

Kathleen A. Cote
(Chairperson)
Courtney D. Armstrong
Debra W. McCann

Meetings in 2025: 6

Principal Responsibilities

The Board has established an Audit Committee to:

- oversee the accounting and financial reporting processes at the Company, internal control over financial reporting, audits of the Company's financial statements, the qualifications of the Company's independent registered public accounting firm, and the performance of the Company's internal audit department and the independent registered public accounting firm;

- be responsible for the appointment (subject to stockholder ratification), compensation, and retention of the independent registered public accounting firm, which reports directly to the Audit Committee;

- oversee the Company's processes to manage business and financial risk, and compliance with significant applicable legal and regulatory requirements; and

- oversee the Company's ethics and compliance program.

Independence

Each member of the Audit Committee meets the independence criteria of Nasdaq Listing Standards and satisfies the additional independence criteria applicable to directors on audit committees under Nasdaq Listing Standards and the rules and regulations established by the SEC. Our Board has determined that each member of the Audit Committee is "financially literate" under the Nasdaq Listing Standards and qualifies as an "audit committee financial expert" as such term is defined in Item 407(d)(5) of Regulation S-K.

Charter

The Audit Committee operates pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and The Nasdaq Stock Market. The Audit Committee's charter is available on our Investor Relations website at https://investor.verisign.com/corporate-governance.

COMPENSATION COMMITTEE

Members

Courtney D. Armstrong
(Chairperson)
Jamie S. Gorelick
Debra W. McCann

Meetings in 2025: 5

Principal Responsibilities

The Board has established a Compensation Committee to:

- discharge the Board's responsibilities with respect to all forms of compensation to the Company's directors and employees, including executive officers;

- administer the Company's equity incentive plans;

- oversee the Company's overall compensation philosophy and approve and evaluate executive officer compensation arrangements, plans, policies, and programs; and

- review the Company's human capital practices, including a review of various workforce metrics, such as employee engagement, hiring, turnover, and promotion rates.

The Compensation Committee may delegate its authority to one or more subcommittees.

Independence

Each Compensation Committee member meets the independence criteria under the Nasdaq Listing Standards, satisfies the additional independence criteria applicable to directors on compensation committees under the Nasdaq Listing Standards and the rules and regulations established by the SEC, and qualifies as a "non-employee director" pursuant to Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Charter

The Compensation Committee operates pursuant to a written charter. The Compensation Committee's charter is available on our Investor Relations website at https://investor.verisign.com/corporate-governance.

For further information regarding the role of management and the independent compensation consultant in setting executive compensation, see "Executive Compensation—Compensation Discussion and Analysis" elsewhere in this Proxy Statement.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Members

Jamie S. Gorelick
(Chairperson)
Yehuda Ari Buchalter
Kathleen A. Cote
Matthew J. Desch

Meetings in 2025: 4

Principal Responsibilities

The Board has established a Corporate Governance and Nominating Committee to:

- recruit, evaluate, and recommend candidates for appointment or election to serve as members of the Board;

- recommend nominees for committees of the Board;

- assess contributions and independence of directors;

- review and make recommendations regarding the Board's leadership structure;

- develop the Board's CEO succession planning and evaluation process;

- recommend changes to corporate governance principles and committee charters and periodically review and assess the adequacy of these documents; and

- oversee an annual process for the Board's performance review.

Independence

Each Corporate Governance and Nominating Committee member has been determined by the Board to be an "independent director" under Nasdaq Listing Standards.

Charter

The Corporate Governance and Nominating Committee operates pursuant to a written charter. The Corporate Governance and Nominating Committee's charter is available on our Investor Relations website at https://investor.verisign.com/corporate-governance.

CYBERSECURITY COMMITTEE

Members

Yehuda Ari Buchalter (Chairperson)
D. James Bidzos
Matthew J. Desch

Meetings in 2025: 4

Principal Responsibilities

The Board has established a Cybersecurity Committee to:

- assist the Board with its oversight of the Company's cybersecurity program and risks,
- oversee the effectiveness of the cybersecurity program and review updates on the Company's cybersecurity threat landscape;
- review the Company's adoption and implementation of systems, controls and procedures designed to prevent, detect and respond to cyber-attacks or security breaches involving the Company;
- review the activities of management's Safety and Security Council;
- review the effectiveness of information security incident response, business continuity, and disaster recovery plans, including escalation protocols;
- review the Company's compliance with applicable global data protection and security regulations and the Company's adoption and implementation of systems, controls and procedures designed to comply with such regulations;
- review the Company's management and use of artificial intelligence and related risks;
- review the Company's data governance program and risks;
- review the budget and resources allocated for the cybersecurity program; and
- review the cybersecurity insurance program.

Independence

Each member of the Cybersecurity Committee other than Mr. Bidzos has been determined by the Board to be an "independent director" under the rules of The Nasdaq Stock Market.

Charter

The Cybersecurity Committee operates pursuant to a written charter. The Cybersecurity Committee's charter is available on our Investor Relations website at https://investor.verisign.com/corporate-governance.

Board Nominations and Succession Planning

In recommending candidates for election to the Board, the Corporate Governance and Nominating Committee considers the performance and qualifications of each potential nominee or candidate, not only for his or her individual strengths but also for his or her potential contribution to the Board as a group. In carrying out this responsibility, the Corporate Governance and Nominating Committee also considers additional factors, such as diversity of experience and viewpoints. Additionally, pursuant to its charter, the Corporate Governance and Nominating Committee evaluates and reviews with the Board the criteria for selecting new directors, including skills, background, perspective and other characteristics in the context of the current composition and needs of the Board and its committees.

The Corporate Governance and Nominating Committee considers candidates for director nominees proposed by directors and stockholders. Since the 2025 Annual Meeting, the Board engaged a third-party search firm to conduct a director search. Mr. Desch was recommended to the Corporate Governance and Nominating Committee as part of this director search process.

If you would like to recommend to the Corporate Governance and Nominating Committee a prospective candidate, please submit the candidate's name and qualifications to: Thomas C. Indelicarto, Secretary, VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190. The Corporate Governance and Nominating Committee will consider all candidates identified by the directors, the Chief Executive Officer, stockholders, or third-party search firms through the processes described above, and will evaluate each of them, including incumbents and candidates nominated by stockholders, based on the same criteria.

Board Evaluation Process

The Corporate Governance and Nominating Committee oversees the annual performance review of the Board and its committees. Each year, the Corporate Governance and Nominating Committee determines the format for the annual performance reviews, and the Chairperson of each Board committee is responsible for leading that committee's performance review and the Lead Independent Director is responsible for leading the Board's performance review. The results of the reviews are reported to the Chairperson of the Corporate Governance and Nominating Committee, who in turn reports the results of the reviews to the entire Board. In addition to these reviews, the Lead Independent Director solicits comments and feedback from each director on the operation of the Board and the committees and areas for improvement.

Board Responsibilities

Board and Committee Meetings

2025 MEETING ACTIVITY

BOARD	COMMITTEES
6 MEETINGS	19 MEETINGS COLLECTIVELY

ATTENDANCE

During 2025, no director attended fewer than 75% of the aggregate of (i) the total number of meetings held by the Board and (ii) the total number of meetings held by all committees on which he or she served.

Board Members' Attendance at the Annual Meeting

We do not have a formal policy regarding attendance by members of the Board at our annual meetings of stockholders. One member of the Board attended our 2025 Annual Meeting of Stockholders.

Risk Oversight

The Board is actively engaged in risk oversight for the Company. Throughout the year, the Board and senior management discuss the areas of material risk to the Company. Risks are identified and evaluated quarterly as part of the Company's disclosure controls and procedures, and, if material, disclosed in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Our Board and its committees also engage third-party experts from time to time to help evaluate risks. For example, the Compensation Committee engages an independent compensation consultant to assist with the Company's Compensation Risk Assessment.

Board

The full Board (or the appropriate committee in the case of risks that are under the purview of a particular committee) receives reports from the appropriate member of senior management responsible for mitigating these risks within the organization to enable the Board to understand our risk identification, risk management, and risk mitigation strategies.



Committees

The Chairpersons of the relevant committees brief the full Board on the committees' oversight of risks within their purview during the committee reports portion of each regular Board meeting. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships, and enables the full Board to provide input on the Company's risk assessment and risk management efforts. All of our Board members have experience with enterprise risk management.



The **Audit Committee** oversees the Company's processes to manage business and financial risk and compliance with applicable legal and regulatory requirements, including the Company's enterprise risk management program.	The **Compensation Committee** oversees the Company's risk assessment and risk management relative to the Company's compensation programs, policies, and practices and human capital management.	The **Cybersecurity Committee** assists the Board with its oversight of the Company's programs for cybersecurity, artificial intelligence, and data governance, including the risks of each.

Risk Reporting to the Board and its Committees

The chart below shows selected areas of risk and which of the Board committees or the full Board receives regularly scheduled (denoted with ●) and as needed (denoted with ◆) reports from senior management with respect to such area of risk.

RISK AREA	FULL BOARD	AUDIT COMMITTEE	COMPENSATION COMMITTEE	CYBERSECURITY COMMITTEE
Cybersecurity/Technology/AI/Data Governance	●	◆		●
Financial	●	●		
Litigation	◆	●		
Enterprise (ERM)	●	●		
Legal and Compliance	◆	●		
Compensation/Human Capital Management	◆		●	
Strategic	●			

Enterprise Risk Management Program Summary

The Audit Committee oversees the ERM program and reviews ERM program activities and risks on a quarterly basis. The Board receives ERM program and risk updates annually, and as warranted, from the Chair of the Audit Committee during each Board meeting. Under our ERM program, which is based on the COSO framework, Management identifies and defines enterprise level risks and assigns each a risk rating based on an assessment scale that considers the likelihood and impact using predefined criteria. Risk ratings are reviewed quarterly, or more frequently as needed, by scoring specific risk indicators. Risk mitigation project plans are prepared for each enterprise risk under the purview of risk owners and executive sponsors. Progress against such plans is reviewed and recorded. In addition, Management maintains a comprehensive risk inventory containing potential risks that are scored by the executive team using an internally developed risk assessment tool. The results from this scoring are reviewed with executive leadership to determine trends or emerging enterprise-level risks. Our ERM program is established by a corporate policy and program charter and is periodically reviewed by our internal audit team.

Management Succession Planning

The Board recognizes the importance of the effectiveness of the Company's executive leaders for the Company's success, and the Board is actively engaged in executive succession planning. The Board has delegated to the Corporate Governance and Nominating Committee responsibility for reviewing and assessing the management development and succession planning process for senior management. As part of the succession planning process, the Corporate Governance and Nominating Committee works closely with our Management, including our Senior Vice President, Chief Human Resources Officer, to identify succession candidates for senior management other than the Executive Chairman, President and Chief Executive Officer. Although the Board retains responsibility for identifying succession candidates for the Executive Chairman, President and Chief Executive Officer, the Corporate Governance and Nominating Committee is charged with developing the processes to identify succession candidates.

Ethics and Compliance Oversight

As part of our commitment to Verisign's mission and values, we are focused on promoting a culture of ethics and compliance. Our Code of Conduct, which is applicable to directors, executive officers, and employees, represents our values and outlines our approach to ethical conduct and compliance with legal and regulatory requirements, including non-retaliation, anti-corruption, and other similar areas. We have a designated Compliance Officer, who is responsible for implementing and maintaining our ethics and compliance program. The Board oversees our ethics and compliance program (including our Verisign Ethics and Compliance Helpline) primarily through the Audit Committee, which receives quarterly updates from the Compliance Officer and regularly discusses with Management the program and its effectiveness.

Other Governance and Ethics Policies and Practices

Code of Conduct

We adopted a written Code of Conduct, which is posted on our Investor Relations website under "Ethics and Business Conduct" at https://investor.verisign.com/corporate-governance. The Code of Conduct applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, and other senior accounting officers.

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, applicable provisions of the Code of Conduct, to the extent applicable to the principal executive officer, principal financial officer, or other senior accounting officers, by posting such information on our Investor Relations website within four business days following the date of the amendment or waiver under "Ethics and Business Conduct" at https://investor.verisign.com/corporate-governance.

Transactions with Related Persons

Policies and Procedures with Respect to Transactions with Related Persons

Our Audit Committee has approved a written *Policy for Entering into Transactions with Related Persons* (the "Related Person Transaction Policy"), which sets forth the requirements for review, approval, or ratification of transactions between our Company and "related persons," as such term is defined under Item 404 of Regulation S-K.

The Related Person Transaction Policy requires the Audit Committee to review, approve, or ratify the terms of any transaction, arrangement, or relationship or series of similar transactions, arrangements, or relationships (including any indebtedness or guarantee of indebtedness) in which (i) Verisign was or is to be a participant, (ii) the amount involved exceeds $120,000, and (iii) a related person has or will have a direct or indirect material interest ("Related Person Transaction"), except for those transactions, arrangements, or relationships specifically listed in the Related Person Transaction Policy as not requiring approval or ratification by the Audit Committee. In determining whether to approve or ratify a Related Person Transaction, the Audit Committee is required to take into account, among other factors it deems appropriate, whether the Related Person Transaction terms are no more favorable to the related person than terms generally available to an unaffiliated third-party under the same or similar circumstances and the materiality of the related person's direct or indirect interest in the transaction. A related person who has a relationship with a company that engages in a transaction with Verisign is not deemed to have an indirect material interest in that transaction where the person's only relationship is as a director or beneficial owner of less than 10% of that company's equity interests.

The Related Person Transaction Policy requires prior approval of the Audit Committee for the following Related Person Transactions:

- Any Related Person Transaction to which a related person is a named party to the underlying agreement or arrangement, provided that certain agreements or arrangements between Verisign and a related person concerning employment and any compensation solely resulting from employment or concerning compensation as a member of the Board that have, in each case, been entered into or approved in accordance with policies of Verisign is not subject to prior approval of the Audit Committee;

- Any Related Person Transaction involving an indirect material interest of a related person where the terms of the agreement or arrangement are not negotiated on an arm's length basis or where the Related Person Transaction is not a transaction in the ordinary course of business; and

- Any Related Person Transaction where the total transaction value exceeds $1,000,000.

On a quarterly basis, the Audit Committee is required to review and, if determined by the Audit Committee to be appropriate, ratify any Related Person Transactions not requiring prior approval of the Audit Committee under the Related Person Transaction Policy.

In the event that Verisign proposes to enter into a transaction with a related person who is a member of the Audit Committee or an immediate family member of a member of the Audit Committee, prior approval by a majority of the disinterested members of the Board is required. No Audit Committee member nor his or her immediate family member, who is a party to a proposed transaction, may participate in any discussion or approval of such transaction, except to provide all material information concerning the Related Person Transaction.

The following Related Person Transactions do not require approval or ratification by the Audit Committee:

- Payment of compensation to executive officers in connection with their employment with Verisign, provided that the compensation has been approved in accordance with policies of Verisign.

- Remuneration to directors in connection with their service on the Board, provided that the remuneration has been approved in accordance with policies of Verisign.

- Reimbursement of expenses incurred in exercising duties as an officer or director of Verisign, provided that the reimbursement has been approved in accordance with policies of Verisign.

- Any transaction with a related person involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

- Any transaction involving a related person where the rates or charges involved are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

- Any transaction where the related person's interest arises solely from the ownership of Verisign's common stock and all holders of Verisign's common stock received the same benefit on a pro rata basis (e.g., dividends).

There were no transactions required to be reported under Item 404(a) of Regulation S-K where the Related Person Transaction Policy did not require review, approval or ratification, or where the Related Person Transaction Policy was not followed, since January 1, 2025.

Certain Relationships and Related Transactions

Since January 1, 2025, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we or any of our subsidiaries are or were to be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer or beneficial holder of more than 5% of the common stock of Verisign or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Communicating with the Board

Any stockholder who desires to contact the Board, or a particular director, may do so electronically by sending an email to bod@verisign.com. Alternatively, a stockholder may contact the Board, or a particular director, by writing to: Board of Directors, VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190, Attention: Secretary. Communications received electronically or in writing are distributed to the Chairman of the Board or other members of the Board, as appropriate, depending on the facts and circumstances outlined in the communication received. These communications will be compiled and reviewed by our Secretary, who will determine whether the communication is appropriate for presentation to the Board or the particular director. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications).

Proposal No. 2

Advisory Vote to Approve Executive Compensation

As required by Section 14A of the Exchange Act and related SEC rules, we are seeking an advisory stockholder vote to approve the compensation of our named executive officers for 2025 as disclosed under SEC rules, including the Compensation Discussion and Analysis section, the compensation tables and related material included in this Proxy Statement. The stockholder vote approving executive compensation is advisory only, and the result of the vote is not binding upon the Company or the Board. Although the resolution is non-binding, the Board and the Compensation Committee will consider the outcome of the advisory vote when making future compensation decisions. In 2023, the majority of our stockholders voted in favor of holding a non-binding stockholder advisory vote to approve executive compensation on an annual basis and, in consideration of the outcome of that vote, the Board has determined to hold such an advisory vote each year. Following the Annual Meeting, the next non-binding stockholder advisory vote to approve executive compensation is expected to occur at the 2027 Annual Meeting of Stockholders.

Our executive compensation program and compensation paid to our named executive officers are described elsewhere in this Proxy Statement. The Compensation Committee oversees the program and compensation awarded, adopts changes to the program, and awards compensation as appropriate to reflect the Company's circumstances and to promote the main objectives of the program.

This proposal allows our stockholders to express their opinions regarding the decisions of the Compensation Committee on the prior year's annual compensation of our named executive officers. You may vote "for" or "against" the following resolution, or you may abstain.

RESOLVED, that the stockholders of VeriSign, Inc. approve, on a non-binding, advisory basis, the compensation of VeriSign, Inc.'s named executive officers as disclosed in the Proxy Statement for VeriSign, Inc.'s 2026 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the executive compensation tables, and related disclosures.

 **FOR** **The Board recommends a vote FOR the foregoing resolution.**

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides comprehensive information about our executive compensation program for our 2025 named executive officers (our "NEOs") and provides context for the decisions underlying the compensation reported in this Proxy Statement. Our 2025 NEOs are listed below.

D. James Bidzos	**John D. Calys**	**George E. Kilguss, III**	**Danny R. McPherson**	**Thomas C. Indelicarto**
Executive Chairman, President and Chief Executive Officer	Executive Vice President and Chief Financial Officer	Former Executive Vice President and Chief Financial Officer	Executive Vice President, Technology and Chief Security Officer	Executive Vice President, General Counsel and Secretary

George E. Kilguss III, Executive Vice President and Chief Financial Officer, retired effective May 31, 2025. Mr. Kilguss served as the Company's Chief Financial Officer since 2012. The Board appointed John D. Calys to succeed Mr. Kilguss's role as Chief Financial Officer effective June 1, 2025.

The sections below describe the material elements of our executive compensation program for 2025, including how we have set compensation and have aligned pay to performance. We refer to our NEOs and Senior Vice Presidents, collectively as our "executives."

Compensation Philosophy and Objectives

Our executive compensation program is designed to attract and retain the executive talent we need to maintain our high performance standards and grow our business for the future. Our philosophy is to provide a mix of compensation that motivates our NEOs to achieve our short and long-term performance goals, and we believe the achievement of these goals will create value for our stockholders.

Our executive compensation program is designed with the following objectives and program elements:

OBJECTIVE	PROGRAM ELEMENT
Attract and retain talented executives	Provide a competitive level of total target compensation (base salary, bonus, and long-term incentive).
Promote a pay for performance philosophy based on both Company performance and individual contributions	Provide a compensation program that emphasizes incentives that are tied to annual and long-term financial and strategic goals. In addition, we may modify NEOs' annual incentive bonus up (subject to specified limitations) or down based on individual performance to more closely align NEOs' compensation with their contributions.
Align the interests of our executives with our stockholders	Provide a significant portion of compensation aligned to the long-term value of our stock, including performance-based stock awards with vesting measured in part based on Total Stockholder Return ("TSR"). In addition, require NEOs to meet stock ownership guidelines and maintain compliance with stock ownership guidelines until six months after termination of employment.

Other key features of our current executive compensation program:
- No employment contracts.
- Change in control agreements contain a double trigger and do not provide for tax excise gross-ups.
- No special pension plans, special retirement plans, or other significant perquisites for NEOs.
- Executives participate in the same benefit programs as all other employees.
- A clawback policy applicable to our Section 16 Officers that provides for the recoupment of certain incentive compensation (both annual and long-term incentives) in the event of an accounting restatement.
- Forfeiture provisions in our equity awards such that unvested awards are generally forfeited upon a termination of employment (subject to limited exceptions for death, disability, and certain terminations related to a change in control).
- An insider trading policy that prohibits any employee or director from shorting, hedging, or pledging our stock.

Pay and Performance Relationship

It is important that our NEOs are motivated and rewarded for achieving objectives that provide long-term benefits to our stockholders. We have designed our executive compensation program so that a significant amount of each NEO's compensation is tied to our stockholders' long-term interests. The charts below illustrate our emphasis on performance-based compensation.



EXECUTIVE CHAIRMAN AND CEO PAY MIX AT TARGET
Base Salary 6%
Target Bonus 9%
LTI Grant Value 85%
Total Performance-Based Compensation1 = 94%

AVERAGE NEOs EXCLUDING CEO PAY MIX AT TARGET
Base Salary 12%
Target Bonus 12%
LTI Grant Value 76%
Total Average Performance-Based Compensation1 = 88%

(1) Performance-Based Compensation = 2025 Annual Target Bonus + 2025 Long-Term Incentive, valued as of the date of the grant.

Results of 2025 Say on Pay Vote

When the Compensation Committee set compensation amounts for 2026, it considered the results of the 2025 stockholder advisory vote on our executive compensation program. At our 2025 Annual Meeting of Stockholders, our stockholders indicated strong support of our executive compensation program, with approximately 93% of the votes cast in favor of our executive compensation program. In light of this strong support and based on our review of our program's market competitiveness and alignment with best practices, the Compensation Committee made no changes to our overall approach to executive compensation for 2025 and 2026 as a result of the 2025 say on pay vote.



93%

Voted in Favor of our Executive Compensation Program at our 2025 Annual Meeting of Stockholders

Elements of Our Executive Compensation Program

Our executive compensation program is made up of three main elements: base salary, annual incentive bonus, and long-term incentive compensation. The chart below shows our objectives for each element of compensation and the factors we use to determine compensation amounts. For each element of compensation, the Compensation Committee considers our peer group and relevant survey data as well as guidance from the Compensation Committee's independent compensation consultant before determining compensation amounts.

ELEMENT	OBJECTIVE	FACTORS
Base Salary	Provide a guaranteed level of fixed annual income to attract and retain executive talent. Increases are not automatic or guaranteed.	• Job responsibilities and scope • Experience • Individual contributions • Internal pay alignment and peer and industry benchmarking
Annual Incentive Bonus	Provide a reward for achieving individual goals and the Company's financial and strategic goals.	• Company performance • Individual performance • Internal pay alignment and peer and industry benchmarking
Long-Term Incentive Compensation	Provide an award that both serves a retention purpose and incentivizes executives to manage the Company from the perspective of a long-term stockholder.	• Importance of the NEO to Company performance • Individual contributions • Future potential of the NEO • Value of the NEO's vested and unvested outstanding equity awards • Internal pay alignment and peer and industry benchmarking

Our Process for Setting Compensation

Role of the Compensation Committee

The Compensation Committee oversees our compensation and benefit programs, approves NEOs' compensation, and sets the policies that govern compensation of our NEOs and other employees. The Compensation Committee annually:

- Reviews and makes changes as appropriate to the peer group used to benchmark competitive compensation levels for our NEOs;

- Reviews the reports provided from its compensation consultant as described below in the section titled *Role of Independent Compensation Consultant*;

- Examines a summary of compensation data of our peer group and reviews broader compensation survey data for technology companies that we believe are comparable to the Company in industry and financial metrics;

- Reviews and approves elements of NEO compensation for market competitiveness and alignment with Company goals;

- Reviews stockholder dilution and burn rate in making equity compensation decisions;

- Sets performance goals for our annual incentive bonus and long-term incentive compensation programs;

- Reviews a tally sheet for every NEO detailing the NEO's entire compensation and benefits package and earnings potential from unvested equity awards;

- Reviews the competitiveness of our NEOs' base salaries, annual incentive bonus targets, and long-term incentive compensation targets (element by element and in aggregate) by comparing our program to a peer group of publicly-traded, technology companies that we view as representative of our competitors for executive talent;

- Reviews the comprehensive risk assessment of the Company's incentive plans and arrangements;

- Reviews the Company's human capital management practices as well as employee health and safety matters;

- Determines the CEO's base salary, annual incentive bonus, and equity awards based on its review of the data described above, the Board's assessment of the individual performance of the CEO during the year, and the compensation consultant's report and recommendations; and

- Determines each of the other NEO's base salary, annual incentive bonus, and equity awards based on its review of the data described above and the CEO's assessment of the individual performance of the NEO during the year.

Role of Management

The CEO annually reviews the peer group compensation data, comparable industry survey data, the tally sheet data, and the performance of each of the other NEOs and makes recommendations to the Compensation Committee for base salary adjustments, annual incentive bonuses, and equity awards for each of the other NEOs.

Role of Independent Compensation Consultant

The Compensation Committee has engaged Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant to assist it in evaluating and analyzing the Company's executive compensation program. FW Cook provides guidance and recommendations to the Compensation Committee and advises on various topics, including the following:

- Analyzes the annual compensation of each NEO, including the CEO, based on comparisons to the Company's peer group and comparable industry survey data, including in both cases target and actual total compensation;
- Advises the Compensation Committee on the appropriateness of Management's recommendations for any changes, other than the CEO's, to the executives' compensation;
- Reviews the CEO's compensation and the design of the CEO's compensation program and provides recommendations for changes;
- Reviews the Company's peer group annually and provides recommendations for changes;
- Advises the Compensation Committee on best practices related to oversight and design of the Company's executive compensation program;
- Reviews compensation design recommendations from the Company's Management and provides recommendations to the Compensation Committee on the impact of those recommendations;
- Reviews the Company's equity compensation philosophy and incentive design;
- Reviews the impact of regulatory changes on our NEOs' and non-employee directors' compensation;
- Reviews our risk assessment of the Company's incentive plans and programs;
- Reviews our NEOs' compensation disclosures;
- Reviews non-employee director compensation; and
- Reviews the Company's change in control agreements.

In October 2025, the Compensation Committee reviewed FW Cook's performance, and in December 2025, the Compensation Committee assessed FW Cook's independence against the independence factors set forth in the applicable Nasdaq Listing Standards. The Compensation Committee determined that FW Cook was independent and reengaged FW Cook for 2026. FW Cook performs no other services for the Company, and its services for the Compensation Committee do not raise any conflicts of interest.

Peer Group

Each year, the Compensation Committee reviews the Company's peer group with the assistance of its compensation consultant and makes changes as appropriate. In making 2025 compensation decisions, the peer group consisted of the following companies:

Akamai Technologies	Equinix	Jack Henry
ANSYS	F5, Inc.	Paychex
Autodesk	Factset Research Systems	Roper Technologies
Broadridge Financial	Fortinet	Synopsys
Cadence Design Systems	GoDaddy	Teradata
Corpay	Global Payments	Verisk Analytics

At the time the Compensation Committee determined the 2025 peer group, Verisign's revenue, operating income before depreciation and amortization ("Adjusted Operating Income"), and market capitalization as compared to our 2025 peer group were as follows: first quartile for revenue, second quartile for Adjusted Operating Income, and second quartile for market capitalization.

In October 2025, as part of its annual review of our peer group, the independent compensation consultant provided the Compensation Committee with an evaluation of, and recommendation for, our peer group. The criteria used to evaluate potential peer companies included revenue, market capitalization, free cash flow yield, adjusted operating income growth, use of dividends or buybacks, inclusion in the S&P 500 index and industry. The evaluation also included companies that operate within critical infrastructure industries, similar to Verisign. Based on this review, the Compensation Committee approved the removal of two peer companies, Synopsys and ANSYS, due to the completion of Synopsis's acquisition of ANSYS in July 2025. The

Compensation Committee also approved the addition of two companies in critical infrastructure industries, Digital Realty Trust and Iridium Communications, Inc. as peers, resulting in an 18-company peer group to be used in setting 2026 compensation.

Base Salary

Based on the review described above under the "Role of the Compensation Committee," the Compensation Committee approved adjustments to our NEOs' salaries as summarized in the chart below.

NAME	2024 BASE SALARY	2025 BASE SALARY
D. James Bidzos	$950,000	$950,000
John D. Calys [1]	—	$500,000
George E. Kilguss, III [2]	$555,000	$574,425
Danny R. McPherson [2]	$555,000	$574,425
Thomas C. Indelicarto [2]	$555,000	$574,425

[1] Mr. Calys was designated an Executive Officer of the Company on June 1, 2025.

[2] In 2025, Messrs. Kilguss, McPherson and Indelicarto received base salary increases to better align with peer group market data.

Annual Incentive Bonus

Our NEOs participate in the Verisign Performance Plan ("VPP"), which is a cash-based annual bonus plan. VPP bonuses are based on the Company's achievement of financial goals established by the Compensation Committee in advance, as well as individual performance. The Compensation Committee determines the target annual incentive opportunity for each of our NEOs based on a comparison to our peer group and FW Cook's executive compensation report. No adjustments were made to NEO bonus targets for 2025 as they remained aligned both internally and externally with peer group market data. For 2025, the Compensation Committee approved the following unchanged VPP bonus targets as a percentage of base salary for our NEOs:

NEOS	2025 BONUS TARGET AS A % OF BASE SALARY
D. James Bidzos	150%
John D. Calys[1]	100%
George E. Kilguss, III	100%
Danny R. McPherson	100%
Thomas Indelicarto	100%

[1] Upon appointment to Chief Financial Officer on June 1, 2025, Mr. Calys' target was increased to 100%. His actual 2025 bonus was prorated to account for his pre-appointment target of 60% and pre-appointment salary.

The Compensation Committee approves the actual annual incentive award payments for our NEOs after reviewing the Company's and the individual's performance. The Company's performance determines the initial level of funding for the annual incentive bonus pool. The Compensation Committee then considers, and approves or amends as appropriate, the CEO's recommendations for modifying any individual award above or below that level of funding based on an assessment of each NEO's performance, and the Board's assessment of the CEO's performance. All annual bonus awards are subject to a maximum of 175% of the NEO's target bonus under the VPP.

The Company's performance goals for the 2025 VPP were approved by the Compensation Committee in December 2024 and were based on two financial measures, weighted equally: (i) revenue and (ii) operating margin. The Company's 2025 performance must have equaled or exceeded 98% of the established target for either revenue or operating margin before any funding of the bonus pool may occur. The table below illustrates different achievement levels for funding of the 2025 VPP bonus pool (threshold, target, and maximum) for each of these financial measures. The table also illustrates adjusted actual revenue and operating margin achieved for 2025 and the corresponding funding levels that resulted in an 111.3% funding for the 2025 VPP bonus pool.



The chart below indicates the Compensation Committee's approved annual incentive bonus award for each NEO under the 2025 VPP. All of our NEOs received a bonus payment at the funding multiplier level with no further adjustment.

NAME	2025 BASE SALARY	BONUS TARGET AS A % OF BASE SALARY	2025 ACTUAL BONUS PAYMENT		
			FUNDING MULTIPLIER AS A % OF TARGET	ACTUAL PAYOUT AS A % OF TARGET	ACTUAL PAYOUT AMOUNT
D. James Bidzos	$950,000	150%	111.3 %	111.3 %	$1,586,025
John D. Calys[1]	$500,000	100%	111.3 %	111.3 %	$434,933
George E. Kilguss, III[2]	$574,425	100%	—	—	—
Danny R. McPherson	$574,425	100%	111.3 %	111.3 %	$639,335
Thomas C. Indelicarto	$574,425	100%	111.3 %	111.3 %	$639,335

[1] Mr. Calys's bonus target and actual payment were prorated to account for his bonus target of 60% and his base salary prior to his appointment to Chief Financial Officer on June 1, 2025.
[2] Mr. Kilguss retired from the company in May 31, 2025, and as such, he did not receive a bonus under the 2025 VPP.

Long-Term Incentive Compensation

Equity-based grants are a key element of our total compensation program, and we issue them in accordance with our Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan (the "2006 Plan"). Consistent with our compensation philosophy, we believe it is important that these awards have a performance component and that they are based in part on TSR. Individual target award amounts are based on several factors including competitiveness as determined by data provided by our compensation consultant, job responsibilities, individual contributions, and the future potential of the NEO.

In 2025, the Compensation Committee granted (i) a long-term equity award to Mr. Bidzos consisting of 60% performance-based restricted stock units ("PSUs") and 40% time-based restricted stock units ("RSUs") and (ii) long-term equity awards to our other NEOs consisting of 50% PSUs and 50% RSUs. The RSUs provide strong retention value for our executive talent as they vest ratably over four years (25% on the first anniversary of the grant date and 6.25% on each quarterly anniversary thereafter), subject to continued employment. They are also directly linked to changes in stockholder value as their value goes up or down in connection with Verisign's stock price. The performance metrics associated with the 2025 PSUs consist of two measures, each measured over a three-year performance period from January 1, 2025 through December 31, 2027. These measures are: (i) compound annual growth rate ("CAGR") of the Company's operating income and (ii) TSR of Verisign compared to the TSR of the S&P 500 Index. The number of PSUs earned may range from 75% to 150% of the target award based on CAGR of operating income for the performance period, but no more than 100% of the target may be earned unless the TSR of Verisign equals or outperforms the TSR of the S&P 500 Index for the performance period. We believe that these performance metrics coincide with the interests of our stockholders, create a long-term performance focus, and complement the performance metrics underlying the Company's short-term annual cash incentive plan. Cliff vesting after the three-year performance period of the 2025 PSUs supports long-term alignment with stockholder value and provides strong retention of the Company's NEOs.

The Compensation Committee granted equity awards on the basis described above to our NEOs on February 10, 2025 at its regularly scheduled meeting. Before determining the number of PSUs and RSUs to be granted to each NEO, the Compensation Committee determined the total dollar value of the target awards it wished to make to each NEO. The target number of PSUs granted to each of our NEOs was determined by dividing the total dollar value of the target award by the closing stock price on the date of grant rounded down to the nearest whole number of shares.

Executive Compensation

The chart below shows the equity awards granted to each NEO in 2025:

| NAME | 2025 EQUITY GRANTS | | | |
	TOTAL MARKET VALUE OF EQUITY GRANT[1]	GRANT DATE FAIR VALUE PER SHARE	TIME-BASED RSUs GRANTED[2]	TARGET PSUs GRANTED[3]
D. James Bidzos	$ 12,999,929	$222.24	23,398	35,097
John D. Calys[4]	$ 2,499,488	$222.24, $275.56	5,014	5,014
George E. Kilguss, III[5]	$ 3,501,613	$222.24	7,878	7,878
Danny R. McPherson[6]	$ 4,399,438	$222.24, $275.56	9,724	9,724
Thomas C. Indelicarto	$ 3,699,852	$222.24	8,324	8,324

[1] The total market value of the equity award is the combined value of RSUs and PSUs based on the grant date fair value per share.

[2] 25% vested on February 15, 2026, and the remainder vests ratably, 6.25% each quarter for three years thereafter.

[3] The number of target PSUs granted represents shares that would be earned based on achievement at 100% of target. The performance period is January 1, 2025 through December 31, 2027. Vesting occurs after the performance achievement has been certified by the Compensation Committee and the Company has received an unqualified signed opinion on the Company's financial statements for the year ending December 31, 2027 from its independent registered public accounting firm.

[4] Prior to his promotion to Chief Financial Officer, Mr. Calys received a grant with a value of $1,099,644 (2,474 time-based RSUs and 2,474 target PSUs) on February 10, 2025 based on the grant date fair value per share of $222.24. He received an additional grant with a value of $1,399,845 (2,540 time-based RSUs and 2,540 target PSUs) on June 2, 2025 based on the grant date fair value per share of $275.56 in connection with his promotion.

[5] Mr. Kilguss's equity awards were forfeited upon his retirement in May 2025.

[6] Mr. McPherson received a grant with a value of $3,999,876 (8,999 time-based RSUs and 8,999 target PSUs) on February 10, 2025 based on a grant date fair value per share of $222.24. He received an additional grant with a value of $399,562 (725 time-based RSUs and 725 target PSUs) on June 2, 2025 based on the grant date fair value per share of $275.56.

Vesting of PSUs Granted in 2023

In February 2023, the Compensation Committee granted PSUs with a performance period of January 1, 2023 through December 31, 2025 to our NEOs. The number of PSUs that could be earned ranged from 50% to 200% of the target award based on CAGR of operating income for the performance period, but no more than 100% of target could be earned unless the TSR of Verisign equaled or outperformed the TSR of the S&P 500 Index for the performance period. In order to receive an award of 100% of the PSUs granted, attainment of 8.8% CAGR of operating income was necessary. Attainment of at least 12.8% CAGR of operating income was required to earn 200% of the PSUs granted. In February 2026, the Compensation Committee reviewed the Company's performance against the performance goals for these PSUs. The CAGR of operating income for the performance period was 5.9% compared to the target of 8.8%. This resulted in a calculated achievement of 64% of target. The chart below shows the number of PSUs that were determined to be earned and vested in February 2026 based on achievement of the performance goals for the performance period. The number of PSUs in the table below do not include dividend equivalent RSUs that vested with the awards.

NAME	TOTAL PSUs GRANTED IN 2023	GOAL ACHIEVEMENT	ACTUAL PSUs EARNED AND VESTED IN FEBRUARY 2026
D. James Bidzos	28,186	64%	18,039
John D. Calys	1,996	64%	1,277
Danny R. McPherson	7,516	64%	4,810
Thomas C. Indelicarto	7,516	64%	4,810

Note: Mr. Kilguss retired from the Company in May 2025, and as such, his 2023 PSUs were forfeited.

Other Features of our Executive Compensation Program

Recovery of Incentive Compensation

Effective October 2, 2023, we modified our compensation recoupment policy such that it now is intended to comply with the requirements of Nasdaq Listing Standard 5608 implementing Rule 10D-1 under the Securities Exchange Act of 1934. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive, including the NEOs, during the prior three fiscal years that exceeds the amount that the covered executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

Equity Award Practices

The Compensation Committee approves all equity awards granted to our NEOs, the aggregate annual equity pool for all employees, employee grant guidelines, and all equity awards granted to eligible employees during the annual grant process, which generally takes place in February. A separate grant committee makes equity awards to non-executives at times other than the annual grant process. Our equity compensation programs do not currently include annual or periodic stock option awards. The Company does not take material nonpublic information into account when determining the timing and terms of equity awards, and the Company does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Benefits

We generally do not provide our NEOs with any benefits other than those provided to all of our other U.S.-based employees. All of our U.S.-based employees are eligible for medical, dental and vision insurance, life insurance, short and long-term disability, paid time off, an employee stock purchase plan, and a qualified 401(k) salary deferral plan. None of our NEOs are eligible to participate in any defined pension plans or non-qualified defined compensation plans.

Severance or Employment Agreements

We generally do not enter into severance or employment agreements with our NEOs (except as described below), nor do we provide severance or other benefits following voluntary termination. However, the Compensation Committee may determine in special circumstances that providing such severance payments or benefits or entering into employment agreements is necessary to attract an NEO or for other business considerations.

Change in Control and Retention Agreements

We have entered into change in control and retention agreements with our NEOs. These agreements provide for change in control severance benefits and payments in the event the NEO's employment is terminated in connection with a change in control of the Company. These agreements are "double trigger" agreements which means the NEOs will only be eligible for payments under the agreements if both a change in control of the Company occurs and the NEO's employment is terminated without cause (or by the NEO for good reason) within 24 months of the change in control.

The Compensation Committee believes these agreements are necessary to attract and retain executive talent and to remove any potential conflicts of interests of our NEOs when making decisions related to potentially beneficial corporate transactions. The Compensation Committee periodically reviews the provisions of these agreements with its compensation consultant and makes adjustments as necessary to encourage alignment of NEOs' interests with stockholders' interests. The compensation consultant advised the Compensation Committee that the agreements were consistent with best practices, which include double trigger benefits, severance multiples less than or equal to 2x base salary and target bonus, and no tax-gross up provision. Based on the compensation consultant's analysis and the Compensation Committee's review, no changes were made to the benefits provided under the agreements in 2025. The CEO's change in control agreement provides for a severance payment of 2x base salary and a bonus payment of 2x target bonus plus the cash equivalent of two years of continuation of health benefits if he participates in the Company's health plans as of the date of his termination. The other terms of his change in control agreement are the same as the other NEOs. Additional details about these agreements, including potential payments, may be found in the "Potential Payments Upon Termination or Change in Control" section and the "Termination and Change in Control Benefit Estimates as of December 31, 2025" table below in this Proxy Statement.

Risk Assessment

In 2025, we performed a comprehensive assessment of our compensation policies and program design to determine whether risks arising under them would be reasonably likely to have a material adverse effect on the Company. The Compensation Committee reviewed Management's risk assessment, which considered each element of our compensation programs and policies. Management's risk assessment (which included input from FW Cook) determined that none of our compensation policies and programs creates a risk that is reasonably likely to have a material adverse effect on the Company.

Executive Compensation

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis included in this Proxy Statement. Based on the review, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

This report is submitted by the Compensation Committee

Courtney D. Armstrong (Chairperson)
Jamie S. Gorelick
Debra W. McCann

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during 2025 were Courtney D. Armstrong, Jamie S. Gorelick, and Debra W. McCann. Thomas F. Frist III and Timothy Tomlinson served as members until their resignations in 2025. All of the members of the Compensation Committee during 2025 were independent directors, and none of the members of the Compensation Committee during 2025 were employees or officers or former officers of Verisign during the prior three years, as required for director independence under the applicable Nasdaq Listing Standards. No Executive Officer of Verisign has served on the Compensation Committee (or other board committee performing equivalent functions, if any) or the board of directors of another entity, one of whose executive officers served as a member of the Compensation Committee of Verisign during 2025; and no Executive Officer of Verisign has served on the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of our Board during 2025.

Executive Compensation Tables

Summary Compensation Table

The following table sets forth certain summary information concerning the compensation of our NEOs for 2025, 2024, and 2023.

NAMED EXECUTIVE OFFICER AND PRINCIPAL POSITION	YEAR	SALARY ($)[1]	STOCK AWARDS ($)[2]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[3]	ALL OTHER COMPENSATION ($)[4][5]	TOTAL ($)
D. James Bidzos	2025	950,000	12,999,929	1,586,025	720	15,536,674
Executive Chairman, President and	2024	950,000	11,732,383	1,372,275	720	14,055,378
Chief Executive Officer	2023	950,000	9,999,781	1,265,400	30,720	12,245,901
John D. Calys	2025	450,760	2,499,488	434,933	12,405	3,397,586
Executive Vice President,						
Chief Financial Officer						
George E. Kilguss, III [6]	2025	325,649	3,501,613	—	112,050	3,939,312
Former Executive Vice President,	2024	555,000	3,501,619	534,465	12,220	4,603,304
Chief Financial Officer	2023	554,231	3,199,862	492,840	11,970	4,258,903
Danny R. McPherson	2025	571,437	4,399,438	639,335	12,470	5,622,680
Executive Vice President,	2024	555,000	3,501,619	534,465	12,220	4,603,304
Technology and Chief Security Officer	2023	554,231	3,199,862	492,840	11,970	4,258,903
Thomas C. Indelicarto	2025	571,437	3,699,852	639,335	720	4,911,344
Executive Vice President,	2024	555,000	3,501,619	534,465	720	4,591,804
General Counsel and Secretary	2023	548,846	3,199,862	492,840	720	4,242,268

[1] Includes, where applicable, amounts electively contributed by each NEO to our 401(k) Plan. The amounts reported represent base salaries paid to each of the NEOs for the applicable fiscal year. Annual base salary for U.S. salaried employees is paid on a bi-weekly schedule over 26 pay periods.

[2] Amounts shown represent the aggregate grant date fair value, which is based on the closing share price on the date of the grant. Amounts for PSUs, which are subject to performance and market conditions, are based upon the probable outcome of the performance conditions as of the grant date of the award (i.e., the CAGR of operating income for the performance period). Amounts shown for 2025 include the following for PSUs: Mr. Bidzos, $7,799,957; Mr. Calys, $1,249,744; Mr. Kilguss, $1,750,807; Mr. McPherson $2,199,719; and Mr. Indelicarto, $1,849,926. The value for PSUs granted in 2025, at the maximum achievement level (i.e., 150% payout) would be the following: Mr. Bidzos, $11,699,936; Mr. Calys $1,874,616; Mr. Kilguss, $2,626,210; Mr. McPherson $3,299,578; and Mr. Indelicarto, $2,774,889. Amounts reported here may differ from the sum of amounts reported elsewhere in this document due to rounding.

[3] Amounts shown are for non-equity incentive plan compensation earned during the year indicated but paid in the following year, which for 2025 reflects the annual incentive bonuses earned under the 2025 VPP.

[4] Amounts in "All Other Compensation" for 2025 include, where applicable, matching contributions made by the Company to the VeriSign, Inc. 401(k) Plan, life insurance payments and accidental death and dismemberment insurance payments. Includes $100,000 of consulting fees paid to Mr. Kilguss pursuant to a consulting agreement following his retirement.

[5] The Compensation Committee approved a fee payment of $30,000 in 2023 on behalf of Mr. Bidzos in connection with a pre-acquisition notification filing under the Hart-Scott-Rodino Act.

[6] Mr. Kilguss retired from the company in May 2025, and as such, he did not receive a bonus under the 2025 VPP. His unvested stock awards were forfeited upon his retirement.

Grants of Plan-Based Awards in 2025

The following table shows all plan-based awards granted to our NEOs for 2025 under annual and long-term plans.

NAMED EXECUTIVE OFFICER	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS(1)			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS(2)			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)(3)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)(4)
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)		
D. James Bidzos	N/A	356,250	1,425,000	2,493,750	—	—	—	—	—
	2/10/2025	—	—	—	26,323	35,097	52,646	—	7,799,957
	2/10/2025	—	—	—	—	—	—	23,398	5,199,972
John D. Calys(5)	N/A	97,694	390,775	683,856	—	—	—	—	—
	2/10/2025	—	—	—	1,856	2,474	3,711	—	549,822
	2/10/2025	—	—	—	—	—	—	2,474	549,822
	6/2/2025	—	—	—	1,905	2,540	3,810	—	699,922
	6/2/2025	—	—	—	—	—	—	2,540	699,922
George E. Kilguss, III	N/A	143,606	574,425	1,005,244	—	—	—	—	—
	2/10/2025	—	—	—	5,909	7,878	11,817	—	1,750,807
	2/10/2025	—	—	—	—	—	—	7,878	1,750,807
Danny R. McPherson	N/A	143,606	574,425	1,005,244	—	—	—	—	—
	2/10/2025	—	—	—	6,749	8,999	13,499	—	1,999,938
	2/10/2025	—	—	—	—	—	—	8,999	1,999,938
	6/2/2025	—	—	—	544	725	1,088	—	199,781
	6/2/2025	—	—	—	—	—	—	725	199,781
Thomas C. Indelicarto	N/A	143,606	574,425	1,005,244	—	—	—	—	—
	2/10/2025	—	—	—	6,243	8,324	12,486	—	1,849,926
	2/10/2025	—	—	—	—	—	—	8,324	1,849,926

(1) Each of our NEOs received an annual cash bonus under the VPP as described in "Compensation Discussion and Analysis" earlier in this Proxy Statement. The actual amount of the annual cash bonus paid to the NEOs is reflected in the Summary Compensation Table above.

(2) Each of our NEOs was awarded PSUs on February 10, 2025, to be earned based on Company performance and subject to a relative TSR achievement threshold in 2027 and determination to be made after the end of 2027. The maximum value set forth in the third column of "Estimated Future Payouts Under Equity Incentive Plan Awards" is described in footnote (2) of the Summary Compensation Table, and the target value set forth in the second column of "Estimated Future Payouts Under Equity Incentive Plan Awards" was included in the "Stock Awards" column of the Summary Compensation Table.

(3) With the exception of the grant to Mr. Kilguss whose award was forfeited upon his retirement in May 2025, the RSU awards vested 25% of the total award on February 15, 2026, and the remainder vests 6.25% of the total award each quarter thereafter, until fully vested.

(4) Under the applicable FASB ASC Topic 718 rules, the total amount reported in this column represents the fair value of the 2025 PSU or RSU award on its "grant date" (i.e., the date the Compensation Committee approved each award), based (i) for a PSU, upon the then-probable outcome of the CAGR of operating income performance condition (i.e., the target value of the award), and (ii) for an RSU award upon the full number of shares subject to the award. See Note 9 to our 2025 financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025, regarding assumptions underlying the valuation of these awards, and footnote (2) to the Summary Compensation Table for additional information.

(5) Mr. Calys's bonus target was prorated to account for his pre-appointment bonus target of 60% and his base salary prior to his appointment to Chief Financial Officer on June 1, 2025.

Outstanding Equity Awards at 2025 Year-End

The following table shows all outstanding equity awards held by our NEOs as of the end of 2025 granted under the 2006 Plan.

| | | STOCK AWARDS | | | |
NAMED EXECUTIVE OFFICER	GRANT DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[1][6]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[2]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[6]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[2]
D. James Bidzos	2/14/2022	1,062	258,013	—	—
	2/13/2023	5,921	1,438,507	—	—
	2/13/2023	—	—	18,196 [3]	4,420,718
	2/12/2024	13,596	3,303,148	—	—
	2/12/2024	—	—	36,259 [4]	8,809,124
	2/10/2025	23,602	5,734,106	—	—
	2/10/2025	—	—	53,105 [5]	12,901,860
John D. Calys	2/14/2022	118	28,668	—	—
	2/13/2023	626	152,087	—	—
	2/13/2023	—	—	1,288 [3]	312,920
	2/12/2024	1,447	351,549	—	—
	2/12/2024	—	—	2,575 [4]	625,596
	2/10/2025	2,496	606,403	—	—
	2/10/2025	—	—	3,743 [5]	909,362
	6/2/2025	2,555	620,737	—	—
	6/2/2025	—	—	3,832 [5]	930,984
Danny R. McPherson	2/14/2022	354	86,004	—	—
	4/25/2022	119	28,911	—	—
	2/13/2023	2,366	574,820	—	—
	2/13/2023	—	—	4,852 [3]	1,178,793
	2/12/2024	5,071	1,231,999	—	—
	2/12/2024	—	—	9,018 [4]	2,190,923
	2/10/2025	9,078	2,205,500	—	—
	2/10/2025	—	—	13,616 [5]	3,308,007
	6/2/2025	729	177,111	—	—
	6/2/2025	—	—	1,094 [5]	265,787
Thomas C. Indelicarto	2/14/2022	354	86,004	—	—
	2/13/2023	2,366	574,820	—	—
	2/13/2023	—	—	4,852 [3]	1,178,793
	2/12/2024	5,071	1,231,999	—	—
	2/12/2024	—	—	9,018 [4]	2,190,923
	2/10/2025	8,397	2,040,051	—	—
	2/10/2025	—	—	12,595 [5]	3,059,955
George E. Kilguss, III		—	—	—	—

[1] The RSU awards vest 25% of the total award on approximately the first anniversary of the date of grant and then vests 6.25% of the total award each quarter thereafter until fully vested.

[2] The market value is calculated by multiplying the number of shares by the closing price of our common stock on December 31, 2025, which was $242.95 per share.

[3] The Compensation Committee granted PSUs on February 13, 2023, to be earned based on Company performance in 2023, 2024, and 2025 as determined after the end of 2025. The number of shares shown reflects actual achievement of 64% of target. These PSUs vested on the

date the Company received an unqualified signed opinion on the Company's financial statements from its independent registered public accounting firm on February 5, 2026.

(4) The Compensation Committee granted PSUs on February 12, 2024, to be earned based on Company performance in 2024, 2025, and 2026 as determined after the end of 2026. The number of shares shown reflects achievement of the target performance level based on Company performance and relative TSR of Verisign compared to the TSR of the S&P 500 for 2024 and 2025.

(5) The Compensation Committee granted PSUs on February 10, 2025, and on June 2, 2025, to be earned based on Company performance in 2025, 2026, and 2027 as determined after the end of 2027. The number of shares shown reflects achievement of the maximum performance level based on Company performance and relative TSR of Verisign compared to the TSR of the S&P 500 for 2025.

(6) Outstanding share numbers include dividend equivalent RSUs issued to officers as a result of dividends declared and paid during 2025.

Note: All of Mr. Kilguss's outstanding awards were forfeited upon his retirement in May 2025.

Stock Vested in 2025

The following table shows all stock awards vested and the value realized upon vesting by our NEOs during 2025. No stock options were exercised by any of our NEOs during 2025.

	STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[1]
D. James Bidzos	39,110	9,402,973
John D. Calys	3,579	867,498
George E. Kilguss, III	9,782	2,318,262
Danny McPherson	12,564	3,047,229
Thomas C. Indelicarto	11,647	2,831,670

(1) The value realized upon vesting is calculated by multiplying the number of shares that vested by the closing price of our common stock on the vesting date.

Potential Payments Upon Termination or Change in Control

Except as described below, we have no formal severance program for our NEOs, each of whom is employed at will and therefore can be terminated at any time.

Treatment of Equity Upon Death or Disability or Termination for any Other Reason

In the event of termination due to death or disability, outstanding equity awards will be treated as follows:

- RSUs – unvested RSUs shall accelerate in full according to the terms in the applicable award agreements.
- PSUs – if such termination occurs during the applicable performance period and before the conclusion of such performance period, then such PSUs will accelerate and vest at target; if such termination occurs after the conclusion of the applicable performance period and before the award for such performance period has been paid, then the PSUs will fully accelerate based upon the actual achievement level.

In the event of a termination for any other reason, all unvested equity awards are forfeited for no consideration.

Change in Control Agreements

Each of our NEOs is party to a change in control and retention agreement (the "CIC Agreements"). Under the CIC Agreements, each of the NEOs is entitled to receive severance benefits if, within the twenty-four months following a "change in control" (or under certain circumstances, during the six-month period preceding a change in control), the NEO's employment is terminated by the Company or its successor without "cause" or by the NEO for "good reason" (referred to as a "qualified termination"). The terms and conditions of the CIC Agreements are described below.

Under the CIC Agreements, "*change in control*" means:

- any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities of the Company under an employee benefit plan of the Company or its subsidiaries, becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly (excluding, for purposes of this

Section, securities acquired directly from the Company), of securities of the Company representing at least 35% of (A) the then-outstanding shares of common stock of the Company or (B) the combined voting power of the Company's then-outstanding securities;

- the consummation of a merger or consolidation, or series of related transactions, which results in the voting securities of the Company outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), directly or indirectly, at least 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;

- a change in the composition of the Board occurring within a 24-month period, as a result of which fewer than a majority of the directors are incumbent directors;

- the sale or disposition of all or substantially all of the Company's assets (or consummation of any transaction, or series of related transactions, having similar effect); or

- stockholder approval of the dissolution or liquidation of the Company.

Under the CIC Agreements, "*cause*" means:

- an NEO's willful and continued failure to substantially perform the NEOs duties after written notice providing the NEO with 90 days from the date of the NEO's receipt of such notice in which to cure;

- an NEO's conviction for a felony involving moral turpitude or a plea of guilty or no contest to the same;

- an NEO's willful misconduct or gross negligence resulting in material harm to the Company; or

- an NEO's willful violation of the Company's policies resulting in material harm to the Company.

Under the CIC Agreements, "*good reason*" means:

- a change in the NEO's authority, duties, or responsibilities that is inconsistent in any material and adverse respect from the NEO's authority, duties, and responsibilities immediately preceding the change in control;

- a reduction in the NEO's base salary compared to the NEO's base salary immediately preceding the change in control, except for an across-the-board reduction of not more than 10% of base salary applicable to all senior executives of the Company;

- a reduction in the NEO's bonus opportunity of 5% or more from the NEO's bonus opportunity immediately preceding the change in control, except for an across-the-board reduction applicable to all senior executives of the Company;

- a failure to provide the NEO with long-term incentive opportunities that in the aggregate are at least comparable to the long-term incentives provided to other senior executives at the Company;

- a reduction of at least 5% in aggregate benefits that the NEO is entitled to receive under all employee benefit plans of the Company following a change in control compared to the aggregate benefits the NEO was eligible to receive under all employee benefit plans maintained by the Company immediately preceding the change in control;

- a requirement that the NEO be based at any office location more than 40 miles from the NEO's primary office location immediately preceding the change in control, if such relocation increases the NEO's commute by more than 10 miles from the executive's principal residence immediately preceding the change in control; or

- the failure of the Company to obtain the assumption of the agreement from any successor as provided in the agreement.

If a change in control occurs and the NEO experiences a qualifying termination and timely delivers a general release agreement, the CIC Agreements provide that Verisign will make the following payments and provide the following benefits to the NEO:

- a lump sum equal to the pro rata target bonus for the year in which the NEO was terminated;

- a lump sum equal to 100% (or 200% for the CEO) of the sum of (i) the NEO's annual base salary plus (ii) the average of the NEO's target annual bonus amount for the last three full fiscal years prior to a change in control, or, if the NEO was employed by the Company for fewer than three full fiscal years preceding the fiscal year in which the change in control occurs, the average target bonus for the number of full fiscal years the NEO was employed by the Company before the change in control or the target bonus for the fiscal year in which the change in control occurs if the NEO was not eligible to receive a bonus from the Company during any of the prior three fiscal years; the applicable multiples are 200% of the annual base salary and bonus for the CEO and 100% of the annual base salary and bonus for other NEO participants;

- reimbursement of the total cost of the NEO's premiums that would be required to provide health insurance coverage, for 12 months (or 24 months for the CEO);

- immediate acceleration of vesting of all of the NEO's unvested stock options and RSUs; and

- immediate acceleration of vesting of the NEO's unvested PSUs, and if the performance period has not been completed, the amount payable is computed as if the performance has been satisfied at the target level.

The following table shows the equity awards that would have vested for our NEOs as of December 31, 2025, as well as the additional cash compensation payable to our NEOs, if any, under the change in control and termination scenarios described

Executive Compensation Tables

above if a change in control had occurred on such date. The value of the accelerated equity is based on the closing price of our common stock on December 31, 2025, which was $242.95 per share.

TERMINATION AND CHANGE IN CONTROL BENEFIT ESTIMATES AS OF DECEMBER 31, 2025

NAMED EXECUTIVE OFFICER	VALUE OF CASH AND CONTINUED HEALTH BENEFITS ($) CHANGE IN CONTROL PLUS QUALIFYING TERMINATION[1]	VALUE OF ACCELERATED STOCK AWARDS ($) DEATH, DISABILITY OR CHANGE IN CONTROL PLUS QUALIFYING TERMINATION[2][3]
D. James Bidzos	6,190,067	35,051,583
John D. Calys	1,570,657	4,101,121
Danny R. McPherson	1,733,896	10,719,805
Thomas C. Indelicarto	1,731,650	10,005,706

[1] To the extent any payments made or benefits provided upon termination of an NEO's employment constitute deferred compensation subject to Section 409A of the Internal Revenue Code, payment of such amounts or provision of such benefits will be delayed for six months after the NEOs separation from service if and to the extent required under Section 409A of the Internal Revenue Code.

[2] If the equity awards held by the NEO are not assumed upon a change in control or the consideration to be received by stockholders consists of substantially all cash, then all such equity awards shall have their vesting and exercisability accelerated in full immediately prior to the change in control regardless of whether there is a qualifying termination.

[3] All unvested PSUs included in the amounts accelerated are shown at the target achievement levels as achievement of the performance criteria had not been certified by the Compensation Committee as of December 31, 2025.

Note: Mr. Kilguss retired effective May 31, 2025 and did not receive any severance or other termination benefits in connection with his departure.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued upon the exercise of options, warrants, and rights under our existing equity compensation plans as of December 31, 2025.

| | EQUITY COMPENSATION PLAN INFORMATION | | |
| | (A) | (B) | (C) |
PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[1]	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
Equity compensation plans approved by stockholders[2]	715,376	$0.00	8,923,829
Equity compensation plans not approved by stockholders	—	—	—
Total	715,376	$0.00	8,923,829

[1] Only includes shares subject to RSUs and the target number of shares subject to PSUs outstanding as of December 31, 2025 that were granted under the 2006 Plan. Excludes purchase rights accruing under the 2007 Employee Stock Purchase Plan (the "2007 Purchase Plan"), which has a remaining stockholder-approved reserve of 2,680,715 shares as of December 31, 2025. There are no outstanding options or warrants.

[2] Includes the 2006 Plan and the 2007 Purchase Plan.

[3] Consists of shares available for future issuance under the 2006 Plan and the 2007 Purchase Plan. As of December 31, 2025, an aggregate of 6,243,114 shares and 2,680,715 shares of common stock were available for issuance under the 2006 Plan and the 2007 Purchase Plan, respectively, including 52,619 shares purchased under the 2007 Purchase Plan in January 2026. In addition to options and RSUs, shares can be granted under the 2006 Plan pursuant to stock appreciation rights, restricted stock awards, stock bonuses and performance shares.

CEO Pay Ratio

Item 402(u) of Regulation S-K requires disclosure of the ratio of the annual total compensation of our CEO, Mr. Bidzos, to the annual total compensation of our median employee. For 2025, the annual total compensation of the median employee was $233,491 and the annual total compensation of our CEO, as reported in the Summary Compensation Table in "Executive Compensation" above in this Proxy Statement, was $15,536,674.

Based on this information for 2025, the ratio of our CEO's annual total compensation to the annual total compensation of our median employee was 67:1. We believe this pay ratio is a reasonable estimate calculated in a manner consistent with applicable rules of the SEC using the data and assumptions summarized below. The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

The 2025 median employee was determined based on the total 2025 target direct compensation for all of our employees (other than our CEO), who were employed as of December 31, 2025, consistent with the approach taken for our 2024 CEO pay ratio determination. For purposes of this pay ratio, we defined target direct compensation as the sum of annual base salary determined as of December 31, 2025, target annual bonus for the 2025 performance year, and the grant date value of annual equity grants in 2025. We applied our compensation measure consistently to all of our employees. Salaries for international employees were converted to U.S. dollars based on the applicable foreign exchange rates as of December 31, 2025. Once we identified our 2025 median employee, we then determined that employee's annual total compensation in the same manner that we determine the total compensation of our NEOs for purposes of the Summary Compensation Table disclosed above. This 2025 total compensation amount for our median employee was then compared to the 2025 total compensation of our CEO as reported in the Summary Compensation Table to determine the pay ratio.

Pay Versus Performance

In accordance with Item 402(v) of Regulation S-K, the following table sets forth the specified executive compensation for our NEOs and financial performance measures for 2025, 2024, 2023, 2022, and 2021. For additional information regarding how we align executive compensation with Company performance, see "Compensation Discussion and Analysis" of this Proxy Statement.

YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR PEO ($)[1]	COMPENSATION ACTUALLY PAID TO PEO ($)[1]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NAMED EXECUTIVE OFFICERS ($)[1]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NAMED EXECUTIVE OFFICERS ($)[1]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON[2]:		NET INCOME ($ MILLIONS)	COMPANY SELECTED MEASURE OPERATING INCOME ($ MILLIONS)
					TOTAL STOCKHOLDER RETURN ($)	PEER GROUP TOTAL STOCKHOLDER RETURN ($)		
2025	15,536,674	24,214,787	4,467,731	3,847,879	113	258	825.7	1,121.0
2024	14,055,378	11,771,627	4,385,684	1,682,364	96	208	785.7	1,058.2
2023	12,245,901	10,211,950	4,346,386	3,808,732	95	152	817.6	1,000.6
2022	11,279,094	6,638,117	3,923,918	2,623,730	95	97	673.8	943.1
2021	10,118,565	13,339,664	3,450,115	4,459,575	117	135	784.8	866.8

[1] In all five years presented, Mr. Bidzos was our Principal Executive Officer ("PEO"). The non-PEO NEOs during 2025 were Messrs. Kilguss, Calys, McPherson, and Indelicarto; Mr. Calys is not included in 2021 through 2024 as he was appointed an executive officer on June 1, 2025. The non-PEO NEOs during 2024, 2023 and 2022 were Messrs. Strubbe, Kilguss, McPherson, and Indelicarto. For 2021, the non-PEO NEOs were Messrs. Strubbe, Kilguss, and Indelicarto; Mr. McPherson is not included in 2021 as he was appointed an executive officer on July 26, 2022. Equity values in the "Compensation Actually Paid" columns for the PEO and the average of the non-PEO NEOs are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant.

[2] TSR based on initial investment of $100 made at the end of 2020 and reflects cumulative change since that time. Peer group represents the S&P 500 Information Technology Sector Index.

The following table details the adjustments made to the Summary Compensation Table totals to arrive at the Compensation Actually Paid ("CAP") amounts in the table above, calculated in accordance with Item 402(v) of Regulation S-K.

	SUMMARY COMPENSATION TABLE TOTAL ($)	DEDUCT SUMMARY COMPENSATION TABLE STOCK AWARDS ($)	ADD YEAR-END VALUE OF UNVESTED EQUITY GRANTED IN YEAR ($)	ADD YEAR OVER YEAR CHANGE IN VALUE OF UNVESTED EQUITY GRANTED IN PRIOR YEARS ($)	ADD CHANGE IN VALUE FROM PRIOR YEAR END TO VESTING DATE OF VESTED EQUITY GRANTED IN PRIOR YEARS ($)	LESS VALUE OF AWARDS FORFEITED IN YEAR ($)	COMPENSATION ACTUALLY PAID
PEO							
2025	15,536,674	(12,999,929)	17,110,240	3,260,536	1,307,266	—	24,214,787
2024	14,055,378	(11,732,383)	12,398,560	(2,463,415)	(486,513)	—	11,771,627
2023	12,245,901	(9,999,781)	9,675,177	(1,817,882)	108,535	—	10,211,950
2022	11,279,094	(8,999,846)	8,657,652	(2,844,873)	(1,453,910)	—	6,638,117
2021	10,118,565	(7,749,845)	9,927,154	1,714,160	(670,370)	—	13,339,664
AVERAGE NON-PEO NEO							
2025	4,467,731	(3,525,098)	3,277,578	529,654	321,975	(1,223,961)	3,847,879
2024	4,385,684	(3,501,130)	2,775,334	(493,722)	(135,292)	(1,348,510)	1,682,364
2023	4,346,386	(3,274,792)	3,168,489	(473,958)	42,607	—	3,808,732
2022	3,923,918	(2,874,881)	2,766,660	(756,083)	(435,884)	—	2,623,730
2021	3,450,115	(2,399,993)	3,074,268	509,712	(174,527)	—	4,459,575

Description of Certain Relationships between Information Presented in the Pay versus Performance Table

In accordance with SEC rules, the Company is providing the following charts to show the relationship between the CAP for Mr. Bidzos, our PEO, and the average CAP for our other NEOs in comparison to the TSR for Verisign, the TSR for the S&P 500 Information Technology Sector Index, our net income and our operating income, respectively, over the 5 year timeframe:







Financial Performance Measures

The following table sets forth the most important financial performance measures that were used in determining the NEOs compensation during the last fiscal year, as further described in the "Compensation Discussion and Analysis" section of this Proxy Statement.

METRIC
Operating Income
CAGR of Operating Income
Revenue
Relative TSR vs. S&P 500

Compensation of Directors

This section provides information regarding our compensation policies for non-employee directors and amounts earned and securities awarded to these directors in 2025. Mr. Bidzos is our Executive Chairman, President and Chief Executive Officer. As an employee of our Company, Mr. Bidzos does not participate in our compensation program for non-employee directors, and he is compensated as an executive officer of our Company. Mr. Bidzos' compensation is described in "Executive Compensation" elsewhere in this Proxy Statement.

Non-Employee Director Retainer Fees and Equity Compensation Information

On July 21, 2025, the Compensation Committee met to review our overall non-employee director compensation program. As part of this review, the Compensation Committee received a report of competitive market data and compensation practices prepared by FW Cook for the same peer group it used to benchmark executive compensation. For information about the peer group, see "Executive Compensation—Compensation Discussion and Analysis" elsewhere in this Proxy Statement. The Compensation Committee sets director compensation levels at or near the market median relative to directors at companies in the peer group so that directors are paid competitively for their time commitment and responsibilities. Providing a competitive compensation package is important because it enables us to attract and retain highly qualified directors who are critical to our long-term success. Following the July 2025 review, including consideration of the recommendations made by FW Cook, the Compensation Committee determined that it was in the best interests of our Company and our stockholders (i) to decrease the annual cash retainer for each Corporate Governance and Nominating Chairperson from $15,000 to $10,000 whilst increasing the annual cash retainer for each Corporate Governance and Nominating member from $10,000 to $20,000; (ii) to increase the Lead Independent Director additional cash retainer from $50,000 to $100,000 and include a $30,000 annual equity award grant; and (iii) to continue to make an annual equity award grant to each director of $250,000 (made solely in the form of RSUs), which vest immediately upon grant. In December 2025, the Lead Independent Director additional cash retainer was decreased to $50,000. Historically, new directors are granted an equity award equal to the pro rata amount of such annual equity award, the amount of which is determined based on the date of such new director's appointment or election to the Board. Directors are subject to our stock retention policy as described in "Stock Ownership Information—Stock Ownership Policies."

Non-employee directors received annual cash retainer fees for 2025 as follows:

ANNUAL CASH RETAINER	
Non-Employee Director	$50,000

ADDITIONAL CASH RETAINERS	
Non-Executive Chairman of the Board [1]	$100,000
Lead Independent Director	$50,000
Safety and Security Council Liaison	$25,000

ADDITIONAL CASH RETAINERS FOR COMMITTEE SERVICE	CHAIRPERSON[2]	MEMBER
Audit	$15,000	$25,000
Compensation	$10,000	$20,000
Corporate Governance and Nominating	$10,000	$20,000
Cybersecurity	$10,000	$20,000

[1] The position of "Non-Executive Chairman of the Board" was not held during 2025, and, as such, no annual retainer fees were paid during this period.

[2] Chairperson fees are in addition to fees a director receives as a member.

Non-employee directors are reimbursed for their expenses incurred in attending meetings.

Our Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan limits the compensation (including equity and cash awards) paid to any non-employee director in any year to an aggregate dollar value of $600,000, with an exception to allow for up to two times such limit for grants made in the first year of service or first year designated as chairman or lead independent director.

Non-Employee Director Compensation Table for 2025

The following table sets forth a summary of compensation information for our non-employee directors for 2025.

NON-EMPLOYEE DIRECTOR NAME	FEES EARNED OR PAID IN CASH ($)[1]	STOCK AWARDS ($)[2]	TOTAL ($)
Courtney D. Armstrong	98,288	249,785	348,073
Yehuda Ari Buchalter	119,457	249,785	369,242
Kathleen A. Cote	103,067	249,785	352,852
Matthew J. Desch [3]	19,647	197,128	216,775
Thomas F. Frist III [4]	67,500	—	67,500
Jamie S. Gorelick	95,562	249,785	345,347
Debra W. McCann	78,913	249,785	328,698
Roger H. Moore	42,500	—	42,500
Timothy Tomlinson[5]	196,788	279,623	476,411

[1]	Amounts shown represent cash retainer fees earned by each director.

[2]	Stock awards consist solely of RSUs which vest immediately upon grant. Amounts shown represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for awards granted in 2025. The grant date fair value of each award granted to each existing non-employee director on July 21, 2025 was $249,785 (consisting of 879 RSUs valued at $284.17 per share, which was the closing price per share on the grant date). The grant date fair value for the award granted to Mr. Desch on October 6, 2025 was $197,128 (consisting of 728 RSUs valued at $270.78 per share, which was the closing price per share on the grant date). No director held any outstanding awards as of December 31, 2025.

[3]	Mr. Desch was appointed to the Board on October 6, 2025.

[4]	Mr. Frist resigned from the Board on June 10, 2025.

[5]	Mr. Tomlinson resigned from the Board on November 21, 2025.

Approval of the Amendment and Restatement of the VeriSign, Inc. 2006 Equity Incentive Plan

Our stockholders last approved the Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan on June 9, 2016. On February 3, 2026, upon recommendation of our Compensation Committee, our Board adopted the Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan (the "Amended 2006 Plan"), subject to the approval of our stockholders, and directed the plan be submitted to our stockholders for approval. The Amended 2006 Plan will extend the termination date of the 2006 Plan to May 21, 2036, and also makes certain technical and administrative revisions to the plan document, including the removal of certain provisions related to Section 162(m) that are no longer relevant, and clarifying that prohibition on paying cash in exchange for the cancellation of an outstanding award applies only to underwater options or stock appreciation rights. Importantly, the Amended 2006 Plan does not increase the number of shares available for grant under the Plan. The Amended 2006 Plan is set forth in Appendix A to this Proxy Statement.

Key Data

When approving the Amended 2006 Plan, our Board considered the "burn rate" with respect to the equity awards granted by the Company, as well as the Company's "fully-diluted overhang." The burn rate is equal to the total number of equity awards the Company granted in a fiscal year, divided by the weighted average common stock outstanding during the year. Fully-diluted overhang is equal to the total number of equity awards outstanding plus the total number of shares available for grant under the Company's equity plans, divided by the sum of the total number of equity awards outstanding plus the total number of shares available for grant under the Company's equity plans plus total common stock outstanding.

The Company's three-year average burn rate for the last three fiscal years was approximately 0.33% (which consisted of 0.30% in 2023, 0.36% in 2024, and 0.34% in 2025).

	2023	2024	2025
Stock options granted	—	—	—
Time-based RSUs granted	263,010	307,853	278,780
Performance-based RSUs earned	51,338	42,810	42,972
Total shares utilized	314,348	350,663	321,752
Basic weighted average common shares outstanding	103,351,346	98,144,192	93,507,888
Total shares utilized as a % of basic weighted average common shares outstanding	0.30 %	0.36 %	0.34 %
Three-year average total shares utilized as a % of basic weighted average common shares outstanding			0.33 %

The Company's fully-diluted overhang as of December 31, 2025 was 7.0%, which will not change with approval of the Amended 2006 Plan. The table below shows the stock awards that were outstanding under the Plan as of December 31, 2025:

Total shares underlying outstanding unvested time-based restricted stock units ("RSUs")	498,953
Total shares underlying outstanding unvested performance-based restricted stock units ("PSUs")	216,423
Total shares available for grant	6,243,114

Description of the Amended 2006 Plan

A summary of the proposed Amended 2006 Plan appears below. This summary is qualified in its entirety by reference to the full text of the Amended 2006 Plan, a copy of which is attached to this Proxy Statement as Appendix A.

General

The Amended 2006 Plan is a stock compensation plan that provides for a variety of equity and equity-based award vehicles, including stock options, performance shares, stock appreciation rights, restricted stock, restricted stock units and other stock-based
awards. Awards may be granted under the Amended 2006 Plan to eligible participants until June 9, 2036. On December 31, 2025, the closing price of Verisign's common stock was $242.95 per share as reported by the NASDAQ Global Select Market.

Eligible Participants

Employees, non-employee directors, consultants, independent contractors and advisors of Verisign or any parent or subsidiary of Verisign are eligible to receive awards under the Amended 2006 Plan, subject to certain limitations on the grant of incentive stock options. As of the end of fiscal 2025, there were approximately 928 employees and 6 non-employee directors eligible to receive awards under the Amended 2006 Plan.

Shares Authorized

There are 27,000,000 shares authorized for grant under the Amended 2006 Plan, and as of December 31, 2025, there were 6.2 million shares available for new grants under the Amended 2006 Plan, subject to adjustment to reflect stock splits and similar events. In addition, shares which cease to be subject to an option or stock appreciation right granted under the Amended 2006 Plan for any reason other than exercise of the option or stock appreciation right or which are subject to other awards granted under the Amended 2006 Plan that are forfeited or are repurchased by the Company at the original issue price or otherwise terminate without such shares being issued will again be available for grant and issuance in connection with subsequent awards under the Amended 2006 Plan. Stock appreciation rights to be settled in shares of Verisign's common stock shall be counted in full against the number of shares available for award under the Amended 2006 Plan, regardless of the number of shares ultimately issued upon settlement of the stock appreciation right.

Award Limits

The Amended 2006 Plan limits awards to individual participants as follows: No person may receive more than 1,500,000 shares issuable as awards in any calendar year, other than new employees, who may receive up to a maximum of 3,000,000 shares issuable as awards granted in the calendar year in which they first commence employment.

Administration

The Company's Compensation Committee will administer the Amended 2006 Plan and may delegate to a committee of one or more members of Verisign's Board or Verisign officers the ability to grant awards and take certain other actions with respect to participants who are not executive officers or non-employee directors. The applicable committee will select the individuals who receive awards, determine the number of shares covered by awards and, subject to the terms and limitations expressly set forth in the Amended 2006 Plan, establish the terms, conditions and other provisions of any awards granted under the Amended 2006 Plan. The Compensation Committee may interpret the Amended 2006 Plan and establish, amend and rescind any rules relating to the Amended 2006 Plan.

Award Types

The following awards may be granted under the Amended 2006 Plan:

(1) Non-qualified and incentive stock options
(2) Restricted stock awards
(3) Restricted stock units
(4) Stock bonus awards
(5) Stock appreciation rights ("SARs")
(6) Performance shares

Vesting

The vesting of awards will be determined by the applicable committee, provided that the vesting of awards granted to executive officers and directors will be determined by the Compensation Committee.

Exercise Price

The exercise price of stock options or stock appreciation rights granted under the Amended 2006 Plan may not be less than 100% of the closing price of Verisign stock on the day of grant. In the event a grant is made on a day when the NASDAQ Global Select Market (or other applicable principal national securities exchange on which Verisign's common stock is traded) is closed, the fair market value will be determined as of the last preceding trading day.

Repricing Prohibited

Except as otherwise provided in the Amended 2006 Plan, repricing or reducing the exercise price of a stock option or stock appreciation right or issuance of new stock options or stock appreciation rights having a lower exercise price in substitution for canceled stock options or stock appreciation rights (other than options or stock appreciation rights with an exercise price that is lower than the fair market value of Verisign stock at the time of cancellation) is prohibited without stockholder approval.

Non-Employee Director Awards

The Amended 2006 Plan provides for discretionary awards (except for awards of incentive stock options) to non-employee directors as determined by the Compensation Committee. Discretionary awards to non-employee directors will vest and be exercisable as determined by the Compensation Committee. Notwithstanding the foregoing, the Amended 2006 Plan will limit the compensation paid to any non-employee director to an aggregate dollar value, including equity and cash awards, of $600,000, with an exception to such limit for grants made in the first year of service.

In the event of a corporate transaction, such as a dissolution or liquidation, merger or sale of substantially all of Verisign's assets, all awards granted to non-employee directors will become fully vested and exercisable.

Terms Applicable to Stock Options and Stock Appreciation Rights

An option granted to a participant under the Amended 2006 Plan allows a participant to purchase up to the total number of shares of common stock of the Company at a specified exercise price per share during specified time periods. A stock appreciation right may be granted with respect to a certain number of shares of the Company's common stock and may be settled in cash or shares, having a value equal to the product of the difference between the fair market value on the exercise date and the exercise price and the number of shares with which the stock appreciation right is being settled. The exercise price of stock options and stock appreciation rights granted under the Amended 2006 Plan may not be less than 100% of the closing price of Verisign common stock on the day of grant. Stock options will have a term no longer than ten years, and stock appreciation rights will have a term no longer than seven years. Subject to the limitations of the Amended 2006 Plan, the Compensation Committee will determine the terms and conditions applicable to awards of stock options and stock appreciation rights, including with regard to vesting and exercisability, which may be based on, among other things, continued employment with Verisign, the passage of time, or such performance criteria and the level of achievement versus such criteria as the Compensation Committee deems appropriate.

Terms Applicable to Restricted Stock Awards, Restricted Stock Unit Awards, Stock Bonus Awards and Performance Shares

Subject to the limitations of the Amended 2006 Plan, the Compensation Committee will determine the terms and conditions applicable to awards of restricted stock, restricted stock units, stock bonuses and performance shares, including with regard to any restrictions or vesting, which may be based on, among other things, continued employment with Verisign, the passage of time, or such performance criteria and the level of achievement versus such criteria as the Compensation Committee deems appropriate.

Terms Applicable to Performance Shares

The Compensation Committee will determine the terms of each award of performance shares. If applicable, in establishing performance measures (as described below) and the performance period applicable to performance shares the Compensation Committee will: determine the nature, length and starting date of any performance period (not to exceed five years); set performance goals under the performance measures to be used and specify any exclusion(s) or inclusion(s) for charges related to any event(s) or occurrence(s) which the Compensation Committee determines should appropriately be excluded or included, as applicable, for purposes of measuring performance against the applicable performance measure, which may include restructurings, reorganizations, discontinued operations, non-core businesses in continuing operations, acquisitions, dispositions, or any items that are unusual in nature or infrequently occurring as described in ASC Subtopic 225-20 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report on Form 10-K for the applicable year, the cumulative effects of tax or accounting changes, each in accordance with generally accepted accounting principles, foreign exchange gains or losses, stock-based compensation, amortization of intangible assets, impairments of goodwill and other intangible assets, asset write downs, or non-cash interest expense or litigation or claim judgments or settlements; and determine the number of shares deemed subject to the award of performance shares.

Prior to settlement, the Compensation Committee will determine the extent to which performance shares have been earned. Performance periods may overlap and participants may participate simultaneously with respect to performance shares that are subject to different performance periods, performance measures and performance goals and other criteria. If the Compensation Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances, render previously established performance goals unsuitable, the Compensation Committee may in its discretion modify such performance goals or the related levels of achievement, in whole or in part, as the Compensation Committee deems appropriate and equitable.

The performance goals designated by the Compensation Committee under the performance measures may be specified in absolute terms, in percentages or in terms of growth from period to period or growth rates over time and may be determined solely by reference to the Company's performance or the performance of a subsidiary, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The number of shares may be fixed or may vary in accordance with such performance goals and criteria as may be determined by the Compensation Committee. Performance measures are the factors selected by the Compensation Committee from among the following measures (whether or not in comparison to other peer companies) to determine whether the performance goals established by the Compensation Committee and applicable to awards have been satisfied: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of shares of the Company's common stock or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before taxes and amortization, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer) and validation of manufacturing processes (whether the Company's or the Company's third- party manufacturer's)); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company's products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; factoring transactions; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, contracts, products or projects, production volume levels, acquisitions and divestitures; factoring transactions; or recruiting and maintaining personnel.

Transferability

The Compensation Committee has the discretion to permit a recipient of a non-qualified stock option to transfer his or her award pursuant to a permitted transfer (as defined in the Amended 2006 Plan). Without such permission, an award may not be transferred, sold, pledged, assigned, hypothecated or disposed of in any manner other than by will or by the laws of descent and distribution. No award may be made subject to execution, attachment or other similar process.

Amendments

Except as otherwise provided in the Amended 2006 Plan, the Board may at any time terminate or amend the plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to the plan; *provided*, *however*, that the Board will not, without the approval of the stockholders of the Company, amend the Amended 2006 Plan in any manner that requires such stockholder approval; provided further, that a participant's award shall be governed by the version of this plan then in effect at the time such award was granted, except as otherwise agreed to by the participant and the Company.

Adjustments

In the event that the number or type of outstanding shares of the Company's common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company without consideration, or in the event of any extraordinary dividend, divestiture or other distribution (other than ordinary cash dividends) of assets to stockholders or any transaction similar to the foregoing, the Committee shall make such equitable substitutions or adjustments as it determines in its sole discretion to be necessary or appropriate, in respect of the number and class of shares reserved for issuance under this Amended 2006 Plan, the exercise prices of outstanding options and stock appreciation rights, the number of shares subject to outstanding awards, and the maximum number of shares that may be granted pursuant to the Amended 2006 Plan. However, fractions of a share will not be issued and no such substitution or adjustment will be made in a manner that would adversely affect the tax treatment in respect of an award and/or the Amended 2006 Plan for either the Company or a participant under Section 409A or Section 422 of the Code or otherwise violate any applicable law.

Corporate Transactions

In the event of a corporate transaction, such as a dissolution or liquidation, merger or sale of substantially all of Verisign's assets, any or all outstanding awards may be assumed, converted or replaced by a successor corporation, which assumption, conversion or replacement will be binding on all award recipients. In the alternative, a successor corporation may substitute equivalent awards or provide substantially similar consideration to award recipients as was provided to Verisign's stockholders (after taking into account the existing provisions of outstanding awards). The successor corporation may also issue, in place of outstanding shares of Verisign held by award recipients, substantially similar shares or other property subject to repurchase restrictions no less favorable to such award recipient. In the event such successor corporation, if any, refuses to assume or replace the awards outstanding under the Amended 2006 Plan pursuant to a corporate transaction or if there is no successor corporation due to a dissolution or liquidation of the company, outstanding awards will expire on such transaction at such time and on such conditions as the Compensation Committee will determine; provided, however, that the Compensation Committee may, in its sole discretion, provide that the vesting of any or all awards will instead accelerate in the event of such corporate transaction, in which case such awards will become vested and exercisable in full prior to the consummation of such event at such time and on such conditions as the Compensation Committee determines, and if such awards are not exercised prior to the consummation of the corporate transaction, they will terminate at such time as determined by the Compensation Committee.

Federal Income Tax Consequences

The following summary constitutes a brief overview of the principal U.S. federal income tax consequences relating to awards that may be granted under the Amended 2006 Plan based upon current tax laws. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences.

Non-Qualified Stock Options

Non-qualified stock options do not qualify for any special tax benefits to the optionee. An optionee will not recognize any taxable income at the time he or she is granted a non-qualified option. Upon exercise of the stock option, the optionee will generally recognize compensation income for federal tax purposes measured by the excess, if any, of the then fair market value of the shares at the time of exercise over the exercise price. Verisign is generally entitled to a tax deduction in an amount equal to the ordinary income recognized by the participant in connection with such exercise. The employee's basis in the option stock will be increased by the amount of the compensation income recognized. Upon the sale of the shares issued upon exercise of a non-qualified stock option, any further gain or loss recognized will be treated as capital gain or loss and will be treated as short-term capital gain or loss if the shares have been held for less than one year.

Incentive Stock Options

The Code provides optionees with favorable federal income tax treatment of stock options that qualify as incentive stock options. If a stock option is treated as an incentive stock option, the optionee will recognize no income upon grant of the stock option and will recognize no income upon exercise of the stock option unless the alternative minimum tax rules apply. Verisign would not be allowed a deduction for federal tax purposes in connection with the exercise of an incentive stock option.

Proposal 3 - Approval of the Amendment and Restatement of the 2006 Equity Incentive Plan

Upon the sale of the shares issued upon exercise of an incentive stock option occurring at least two years after the grant of the stock option and one year after exercise of the stock option, referred to as the "statutory holding periods," any gain will be taxable to the optionee as long-term capital gain. If the statutory holding periods are not satisfied (i.e., the optionee makes a "disqualifying disposition"), the optionee will recognize compensation income equal to the excess, if any, of the lower of (1) the fair market value of the stock at the date of the stock option exercise, or (2) the sale price of the stock, over the option price. Verisign is generally entitled to a tax deduction in an amount equal to the ordinary income recognized by the participant in connection with such sale or disposition. The employee's basis of the stock issued upon exercise of the option, referred to as the "option stock," will be increased by the amount of the compensation income recognized. Any further gain or loss recognized on a disqualifying disposition of the shares will be characterized as capital gain or loss. Different rules may apply if shares are purchased by an optionee who is subject to Section 16(b) of the Exchange Act, and the optionee subsequently disposes of such shares prior to the expiration of the statutory holding periods.

Stock Appreciation Rights

A grant of a stock appreciation right has no federal income tax consequences at the time of grant. Upon the exercise of stock appreciation rights, the value of the shares or other consideration received is generally taxable to the recipient as ordinary income, and Verisign generally will be entitled to a corresponding tax deduction.

Restricted Stock

A participant receiving restricted stock may be taxed in one of two ways: the participant (i) pays tax when the restrictions lapse (i.e., they become vested) or (ii) makes a special election to pay tax in the year the grant is made. At either time the value of the award for tax purposes is the excess of the fair market value of the shares at that time over the amount (if any) paid for the shares. This value is taxed as ordinary income and is subject to income tax withholding. Verisign receives a tax deduction at the same time as, and for the same amount taxable to, the participant. If a participant elects to be taxed at grant, then, when the restrictions lapse, there will be no further tax consequences attributable to the awarded stock until the recipient sells or otherwise disposes of the stock.

Restricted Stock Units or Performance Shares

In general, no taxable income is realized upon the grant of a restricted stock unit award or an award of performance shares. The participant will generally include in ordinary income the fair market value of the award of stock at the time shares of stock are delivered to the participant or at the time the restricted stock unit or performance shares vest. Verisign generally will be entitled to a tax deduction at the time and in the amount that the participant recognizes ordinary income.

Stock Bonus Awards

The participant will not realize income when a stock bonus award is granted, but will realize ordinary income when shares are transferred to him or her. The amount of such income will be equal to the fair market value of such transferred shares on the date of transfer. Verisign will be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the participant is considered to have realized ordinary income as a result of the transfer of shares.

New Plan Benefits

Future equity awards under the Plan are not determinable at this time.

Existing Plan Benefits

The following table sets forth information with respect to stock options and stock awards that have been granted to our named executive officers and the specified groups set forth below under the Plan as of December 31, 2025.

Name and Principal Position	Stock Options	Stock Awards
All Named Executive Officers		
D. James Bidzos **Executive Chairman, President, and Chief Executive Officer**	28,148	1,490,245
John D. Calys **Executive Vice President, Chief Financial Officer**	—	102,614
Danny R. McPherson **Executive Vice President, Technology and Chief Security Officer**	—	192,183
Thomas C. Indelicarto **Executive Vice President, General Counsel and Secretary**	26,842	225,211
All executive officers as a group (4 persons)	54,990	2,010,253
All non-employee directors as a group (6 persons)	12,430	102,175
All employees (other than executive officers and non-employee directors as a group)	185,857	4,426,412

 **FOR**   **The Board recommends a vote FOR this proposal.**

Proposal No. 4

Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee has selected KPMG LLP as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the year ending December 31, 2026, and, as a matter of good corporate governance, our stockholders are being asked to ratify this selection. A representative of KPMG LLP is expected to be available at the Annual Meeting, will have the opportunity to make a statement at the Annual Meeting if he or she desires to do so, and is expected to be available to respond to appropriate questions.

 **FOR** **The Board recommends a vote FOR this proposal.**

Principal Accountant Fees and Services

The following table presents fees billed for professional services rendered by KPMG LLP for the audit of our annual consolidated financial statements for the years ended December 31, 2025 and December 31, 2024, and fees billed for other services provided by KPMG LLP, in each of the last two completed years.

	2025 FEES	2024 FEES
Audit fees[1]	$ 2,468,569	$ 1,815,735
Audit-related fees	—	—
Tax fees	—	—
All other fees[2]	(10,500)	18,000
Total fees	$ 2,458,069	$ 1,833,735

[1] Audit fees consist of fees for the integrated audit of the annual financial statements included in our Annual Reports on Form 10-K, the review of the interim financial statements included in our Quarterly Reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements for those years.

[2] All other fees consist of registration fees for three employees to participate in a KPMG leadership program which were paid in 2024 and partially refunded in 2025.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Pursuant to the Audit Committee's Charter and the Policy for Pre-Approval of Audit and Non-Audit Services, the Audit Committee, or a designated member of the Audit Committee, pre-approved all audit and permissible non-audit services provided by the independent registered public accounting firm described above. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. These services included audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and Management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

Report of the Audit Committee

The Audit Committee is composed of three directors who meet the independence and experience requirements of the listing rules of The Nasdaq Stock Market. The Audit Committee operates under a written charter adopted by the board of directors (the "Board") of VeriSign, Inc. ("Verisign"). The members of the Audit Committee are Ms. Cote (Chairperson), Mr. Armstrong, and Ms. McCann. The Audit Committee met six times during 2025.

Management is responsible for the preparation, presentation, and integrity of Verisign's financial statements, accounting, and financial reporting principles and internal controls and processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting standards and applicable laws and regulations. The independent registered public accounting firm, KPMG LLP ("KPMG"), is responsible for performing an independent audit of Verisign's consolidated financial statements and the effectiveness of Verisign's internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and for issuing reports thereon.

The Audit Committee is responsible for oversight of Verisign's accounting and financial reporting processes. The Audit Committee is also responsible for the appointment, compensation, and oversight of Verisign's independent registered public accounting firm, including (i) annually evaluating the independent registered public accounting firm's qualifications and performance, (ii) annually reviewing and confirming the independent registered public accounting firm's independence, (iii) reviewing and approving the planned scope of the annual audit, (iv) overseeing the audit work of the independent registered public accounting firm, (v) reviewing and pre-approving any non-audit services that may be performed by the independent registered public accounting firm, which are considered in the evaluation of the independent registered public accounting firm's independence, (vi) annually reviewing with Management and the independent registered public accounting firm the adequacy of Verisign's internal control over financial reporting, (vii) annually reviewing Verisign's critical accounting policies, and the application of accounting principles, and (viii) overseeing the conduct of the annual audit, including the oversight of the resolution of any issues identified by the independent registered public accounting firm. In evaluating the independent registered public accounting firm's qualifications and performance and considering the independent registered public accounting firm for appointment, the Audit Committee considers the firm's quality of engagement services, as well as the engagement team's quality of audit services (including their knowledge, skills, and experience), the firm's global capabilities and technical resources, the reasonableness of its fees, its communications with the Audit Committee, its independence, objectivity, and professional skepticism, its knowledge of Verisign, and its tenure as Verisign's independent registered public accounting firm as well as regulatory reviews of the firm and the firm's responses thereto. As part of this evaluation, the Audit Committee considers information provided by the firm as well as from Management, including from the Chief Financial Officer, Global Controller, and Head of Internal Audit.

To consider the independence of Verisign's independent registered public accountant, the Audit Committee has received from KPMG the written disclosures and the letter required by applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with KPMG their independence. In addition, the Audit Committee follows the applicable laws, rules, and regulations regarding the rotation of audit partners, including Rule 2-01 of Regulation S-X. The Audit Committee is involved in the selection of the audit partner when a rotational change is required.

During 2025, the Audit Committee met privately with KPMG to discuss the results of the audit, evaluations by the independent registered public accounting firm of Verisign's internal control over financial reporting, and the quality of Verisign's financial reporting. In addition, in connection with its regularly scheduled meetings, the Audit Committee met privately with each of Verisign's Chief Financial Officer, General Counsel and Compliance Officer, and Head of Internal Audit to discuss various legal, accounting, auditing, and internal control over financial reporting matters.

The Audit Committee has reviewed and discussed the audited consolidated financial statements contained in Verisign's Annual Report on Form 10-K for the year ended December 31, 2025 with Management. This review included a discussion of the accounting principles, reasonableness of significant judgments, and clarity of disclosures in the consolidated financial statements. Management represented to the Audit Committee that Verisign's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and the Audit Committee has reviewed and discussed the consolidated financial statements with KPMG.

The Audit Committee has discussed with KPMG the matters required to be discussed by the applicable requirements of the PCAOB and the Securities and Exchange Commission (the "SEC").

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Verisign's Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC.

This report is submitted by the Audit Committee

Kathleen A. Cote (Chairperson)
Courtney D. Armstrong
Debra W. McCann

Proposal No. 5

Stockholder Proposal Regarding Independent Board Chairman Policy

John Chevedden has submitted a stockholder proposal for consideration at the Annual Meeting. Mr. Chevedden's address is 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278. We have been notified that Mr. Chevedden has continuously owned no fewer than 30 shares of our common stock since December 1, 2022. If properly presented at the Annual Meeting, the Board unanimously recommends a vote "AGAINST" the following proposal. The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote on the proposal at the Annual Meeting will be required to approve the stockholder proposal. Mr. Chevedden has requested that the proposal set forth in the box below be presented for a vote at the Annual Meeting.

Proponent's Statement

Proposal 5 – Independent Board Chairman





FOR
Shareholder Rights

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary including the Corporate Governance Guidelines in order that 2 separate people hold the office of the Chairman and the office of the CEO as soon as possible.

The Chairman of the Board shall be an Independent Director. An independent Lead Director shall not be a substitute for an independent Board Chairman.

The Board shall have the discretion to select an interim Chairman of the Board, who is not an Independent Director, to serve while the Board is required to seek an Independent Chairman of the Board on an accelerated basis. This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition although it is better to adopt it now to obtain the maximum benefit.

An independent Board Chairman at all times improves corporate governance by bringing impartiality, objective oversight, and external expertise to board decisions, mitigating conflicts of interest, enhancing transparency, and boosting shareholder confidence.

An independent Board Chairman could also help Verisign (VRSN) deal with future headwinds like those that emerged in 2025:

Warren Buffett's Berkshire Hathaway, previously VRSN's largest shareholder, sold nearly one-third of its stake in VRSN for $ I .23 billion in July 2025, causing VRSN shares to fall more than 7% in early trading following the news.

In addition to Berkshire Hathaway, other institutional investors, such as Amundi and the California Public Employees Retirement System, significantly decreased their positions in VRSN stock throughout the year.

Operating expenses increased in Q3 2025, driven by higher legal costs and incentive pay. Analysts noted that expense growth has been outpacing revenue growth, leading to contracting operating margins. The net profit margin decreased to 49% in 2025, down from 55% the previous year.

At least one analyst initiated a "sell" rating on VRSN, arguing that VRSN's premium valuation is unjustified given limited growth drivers and industry dynamics. Other firms issued "hold" or "neutral" ratings, contributing to a general "Hold" consensus rating among analysts.

VRSN continues to face criticism regarding its government-sanctioned monopoly over the .com domain registry, with advocacy groups like the American Economic Liberties Project urging the NTIA and the Department of Justice to intervene and break up its power. VRSN insider selling has been noted as a potential concern, raising questions about VRSN management confidence.

The growth of the domain base in the Asia Pacific region, including China, was not as strong in the second half of 2025 as it was in the first half of the year.

Please vote yes:
Independent Board Chairman – Proposal 5

Company Statement and Recommendation

The Board recommends a vote "AGAINST" this proposal:

The Board is committed to sound corporate governance policies and practices that promote the long-term interests of all Company stockholders. Under our existing policies, the Board has the flexibility to determine the Board leadership structure that is most appropriate for the Company and our stockholders. After carefully reviewing this proposal and in light of our existing policies and practices, the Board believes that adopting the proposal's permanent and prescriptive approach to Board leadership structure would not be in the best interest of our stockholders and recommends voting "AGAINST" this proposal.
Flexibility in Board Leadership Structure is More Suitable for the Company than the Permanent and Prescriptive Approach Mandated by the Stockholder Proposal. The Company's directors have the duty to regularly evaluate and determine the most appropriate Board leadership structure for the Company and its stockholders in light of the Company's specific characteristics or circumstances at any given time. Accordingly, as discussed on page [XX] under "Board Structure and Operations – Board Leadership Structure," the Company's Corporate Governance Principles provide the Board with the flexibility to determine the optimal leadership structure for the Company, including, when appropriate, separating the positions of Chairman of the Board and CEO. We believe that the Company and its stockholders benefit from this flexibility, and that the Board is best positioned to make this determination given our directors' knowledge of the Company's leadership, strategy, opportunities, and challenges, and the individual expertise and experience each director brings to the Board. We believe that it is in the best interests of the Company and our stockholders for the Board to continue to determine the most effective leadership structure for the Company on a case-by-case basis.

By contrast the proposal seeks to impose a permanent, one-size fits all approach to Board leadership structure that our stockholders twice overwhelmingly rejected when they voted on proposals virtually identical to this. In 2019 and 2023, over 73% and 71%, respectively, of the votes cast voted against similar proposals. Moreover, the proposal requests that the Board adopt an "enduring policy" to separate the roles of Chairman of the Board and CEO and require that the Board Chairman be independent by amending our "governing documents, as necessary." We believe that adoption of such a permanent policy would violate Delaware law, which preserves the right of the Board and our stockholders, as applicable, to amend our governing documents at any time. Accordingly, adoption of this proposal would not only restrict the Board from exercising its informed judgment and contradict the preference consistently expressed by our stockholders, it would also impermissibly bind the Board and our stockholders from later amending our governing documents to change the policy, even if they determined that doing so would be in the best interests of the Company.

The Company's Current Board Leadership Structure and Governance Practices Provide Robust and Effective Independent Board Oversight. The Board is committed to strong, independent Board leadership and views the provision of independent and objective oversight as central to effective Board governance and to acting in the best interests of the Company and our stockholders. The Company's current Board leadership structure is designed to meet Verisign's unique business needs and build on the strengths of our Board. The Board has determined that its current leadership structure represents an appropriate structure for the Board. In particular, this structure capitalizes on the expertise and experience of Mr. Bidzos and Ms. Cote due to their service to the Board. The structure permits Mr. Bidzos to engage in the operations of the Company in a more in-depth way as Executive Chairman, President and Chief Executive Officer, while empowering Ms. Cote to undertake robust duties that provide meaningful challenge and independent oversight.

Our Lead Independent Director Provides Robust Board Leadership and Works with the Other Independent Directors to Provide Oversight and Constructive Challenge of Management. Our Lead Independent Director is elected annually by the independent directors of the Board and has specifically-enumerated powers and responsibilities set forth in our Corporate Governance Principles. By exercising those powers and responsibilities, our Lead Independent Director provides the same leadership, oversight and benefits to the Company and Board that would be provided by an independent chairman.
These significant powers and responsibilities include:

i.   Presiding at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors;
ii.   Serving as liaison between the Chairman of the Board and the independent directors;
iii. Working with the Chairman of the Board to facilitate timely and appropriate information flow to the Board;
iv.   Reviewing and approving agendas and schedules for meetings of the Board;
v.   The ability to call meetings and executive sessions of the independent directors;
vi.   Soliciting comments and feedback from each director on the operation of the Board and its committees for areas of improvement;
vii. Meeting with significant stockholders, as appropriate; and
viii. Exercising such other powers and duties as from time to time may be assigned to the Lead Independent by the Board.

The Board Regularly Evaluates and Reviews the Board's Leadership Structure. In keeping with its responsibilities under our Corporate Governance Principles, the Board regularly evaluates the Board's leadership structure, taking into consideration governance best practices, stockholder feedback, and the needs and characteristics of the Company and our Board, to assure there is strong, independent Board leadership in place to provide robust and effective independent oversight of Management. After careful consideration, the Board determined that the Company and its stockholders would be best served by a leadership structure in which Mr. Bidzos serves as both Executive Chairman and CEO, counterbalanced by Ms. Cote serving as the Board's Lead Independent Director with the robust, well-defined leadership powers and responsibilities described above. The Board also receives feedback through our regular engagement with stockholders in order to better understand their priorities and perspectives on the Company's corporate governance policies and practices.

Our Board Leadership Structure Benefits from the Experiences and Qualifications of our Lead Independent Director. In December 2025, the independent directors of the Board elected Ms. Cote to serve as the Board's current Independent Lead Director. Ms. Cote brings significant expertise overseeing global companies in technology and operations in the areas of systems integration, networks, hardware, and software, including web-based applications and internet services. In addition to her expertise in technology operations, Ms. Cote is an experienced business executive having served a Chief Executive Officer and she has valuable experience in sales and marketing, product development, strategic planning, and international operations, which contributes important expertise to the Board in those areas of business administration. Ms. Cote also has extensive public company board experience, having served on several other boards of directors, including service on the audit and corporate governance committees of certain of those boards, as well as serving as a lead independent director, providing her with valuable expertise in providing robust, independent board-level oversight.

The Supporting Statement Does Not Support the Adoption of a Permanent Policy. The proposal identifies a laundry list of purported "headwinds" that it says an independent chair could help "deal" with. However, the proposal fails to explain how an independent chair would or could "deal" with these "headwinds." Moreover, these purported "headwinds" do not support the adoption of a permanent and inflexible policy especially where each "headwind" was "dealt" with without the policy during a time period when our stockholders enjoyed an 18% return (since they last rejected a virtually identical proposal in 2023).

The Company's Other Strong Governance Policies Further Empower Stockholders and Promote Board Accountability. The Board is committed to strong and effective corporate governance and responsiveness to stockholders, and the Board regularly evaluates and refines our corporate governance policies and procedures to take into account evolving best practices and to address feedback provided by our stockholders. The Board has adopted the following policies and practices that provide our stockholders with additional opportunities to have their voices heard and that encourage effective, independent Board oversight of Company Management:

- **Special Meeting Right.** Stockholders owning as few as 10% of our outstanding common stock may call a special meeting of stockholders.
- **Market-Standard Proxy Access Bylaw Provision.** Stockholders owning 3% or more of our outstanding common stock for three years have the right to nominate director candidates constituting up to 20% of our Board, and to have those nominees included in our proxy materials. This proxy access right complements the ability of stockholders to call a special meeting to voice their views.
- **Annual Election of Directors.** All directors are elected annually, and stockholders can remove directors with or without cause.
- **Majority Voting for Election of Directors.** The Company has adopted a majority voting standard for the election of directors in uncontested elections.
- **Stockholder Engagement.** Stockholders can communicate directly with the Board as a whole or with individual directors.
- **Independent Board Leadership.** All but one director on the Board are independent, as defined under Nasdaq's director independence standards. Independent directors thus compose approximately 86% of the Board, well above the majority required by Nasdaq.
- **Independent Board Committees.** All members of the Board's Audit Committee, Corporate Governance and Nominating Committee, and Compensation Committee are independent directors. This entrusts oversight of critical matters to independent directors, such as the integrity of the Company's financial statements, the evaluation of the Board and its committees, and the compensation of executive officers.


The Board Recommends a Vote "AGAINST" this proposal for the reasons discussed above.


Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 1, 2026, except as otherwise indicated, by:

- each current stockholder who is known by us to own beneficially more than 5% of our common stock;
- each current director and director nominee;
- each of our Named Executive Officers listed in the Summary Compensation Table in "Executive Compensation" elsewhere in this Proxy Statement; and
- all current directors and Executive Officers as a group.

Shares of common stock that are issuable upon vesting of RSUs within 60 days of April 1, 2026 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such RSUs but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes following the table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

BENEFICIAL OWNERSHIP TABLE

NAME AND ADDRESS OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED	
	NUMBER[1]	PERCENT[1]
Greater Than 5% Stockholders		
Warren Buffett [2] Berkshire Hathaway, Inc. 3555 Farnam Street Omaha, NE 68131	8,989,880	9.87%
BlackRock, Inc. [3] 50 Hudson Yards New York, NY 10001	7,246,599	7.95%
Ninety One UK Ltd. [4] 55 Gresham Street London, UK EC2V 7EL	5,234,855	5.75 %
Director Nominees and Named Executive Officers		
D. James Bidzos [5]	389,602	*
Courtney D. Armstrong [6]	6,086	*
Yehuda Ari Buchalter	4,614	*
Kathleen A. Cote	28,225	*
Matthew J. Desch	728	*
Jamie S. Gorelick	22,254	*
Debra W. McCann	1,880	*
John D. Calys [7]	19,479	*
George E. Kilguss III	—	—
Danny R. McPherson [8]	17,350	*
Thomas C. Indelicarto [9]	19,177	*
All current directors and Executive Officers as a group (11 persons) [10]	509,395	*

*   Less than 1% of Verisign's outstanding common stock.

[1]   The percentages are calculated using 91,115,706 outstanding shares of common stock on April 1, 2026, as adjusted pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Pursuant to Rule 13d-3(d)(1), beneficial ownership information for each person also includes any shares of common stock that are issuable to such person upon vesting of RSUs within 60 days of April 1, 2026.

[2]   Based on a Schedule 13G/A filed with the SEC on November 14, 2025, by Warren E. Buffett, Berkshire Hathaway, Inc. and certain other reporting persons with respect to the beneficial ownership of 8,989,880 shares, as of September 30, 2025. Berkshire Hathaway, Inc., is a diversified holding company which Mr. Buffett may be deemed to control. Mr. Buffett and Berkshire Hathaway share voting and dispositive power over 8,989,880 of these shares, which include shares beneficially owned by certain subsidiaries of Berkshire Hathaway. National Indemnity Company, GEICO Corporation and Government Employees Insurance Company each share voting and dispositive power over 8,016,933 of these shares; BNSF Master Retirement Trust shares voting and dispositive power over 515,032 of these shares; Scott Fetzer Company Collective Investment Trust shares voting and dispositive power over 95,100 of these shares; Precision Castparts Corp. Master Fund shares voting and dispositive power over 362,815 of these shares.

(3)   Based on a Schedule 13G/A filed with the SEC on April 17, 2025, by BlackRock, Inc. with respect to the beneficial ownership of 7,246,599 shares, as of March 31, 2025. BlackRock, Inc. has sole voting power over 6,626,446 of these shares and sole dispositive power over all 7,246,599 of these shares.

(4)   Based on a Schedule 13G filed with the SEC on February 13, 2024 by Ninety One UK Ltd. and Ninety One Plc with respect to the beneficial ownership of 5,638,416 shares as of December 31, 2023. Ninety One UK Ltd. has shared voting power over 3,709,420 of these shares and shared dispositive power over 5,234,855 of these shares. Ninety One Plc has shared voting power over 4,002,602 of these shares and shared dispositive power over 5,638,416 of these shares.

(5)   Includes 4,186 RSUs vesting within 60 days of April 1, 2026, held directly by Mr. Bidzos.

(6)   Includes 5,203 shares held by the Armstrong Family Trust.

(7)   Includes 444 RSUs vesting within 60 days of April 1, 2026, held directly by Mr. Calys.

(8)   Includes 1,670 RSUs vesting within 60 days of April 1, 2026, held directly by Mr. McPherson.

(9)   Includes 1,568 RSUs vesting within 60 days of April 1, 2026, held directly by Mr. Indelicarto.

(10)   Includes the shares described in footnotes (6)-(9).

Delinquent Section 16(a) Reports

The securities regulations require our non-employee directors, certain of our officers, and each person who owns more than 10% of Verisign stock to file ownership reports with the Securities and Exchange Commission. Based on our review of the reports, and our officers' and directors' written representations to us, we believe all required reports were timely filed during the relevant period, except as follows: Verisign files Forms 3, 4, and 5 on behalf of its directors and officers. Verisign filed a Form 4 reporting a late transaction in 2026 for one transaction in 2025 in connection with the reinvestment of dividends for Mr. Armstrong because of an administrative error.

Stock Ownership Policies

Stock Retention Policy

Our stock retention policy applies to our employees at the Senior Vice President level and above, officers who are subject to the provisions of Section 16 of the Exchange Act ("Section 16 Officers"), and board members.

Ownership levels are set as a multiple of base salary or annual retainer and are as follows:

- Directors: 10x Annual Retainer
- CEO: 6x Base Salary
- Section 16 Officers, Executive Vice Presidents and Senior Vice Presidents, other than the CEO: 2x Base Salary

The stock retention policy requires participants to retain 50% of their shares received from equity awards (net of taxes) until they reach the required minimum ownership level, and that the required minimum number of shares must be held until six months after the participant ceases employment or board service with the Company. We believe requiring executives and board members to continue to retain stock after their service with the Company ceases aligns our executives' interests with the long-term interests of our stockholders. Each individual covered by this policy is in compliance.

Insider Trading Policy

Our Insider Trading Policy prohibits our directors, employees (including our executives), and consultants from (i) trading in our securities, including derivative securities, while aware of material non-public information or (ii) disclosing material non-public information to unauthorized persons outside of the Company. In addition, under our Insider Trading Policy, our directors and executives may only trade in our securities during approved trading windows after our Compliance Officer has pre-approved the trade.

We believe that our insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, officers, employees, consultants, or the Company itself, are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and any listing standards applicable to the Company.

No Shorting, Hedging, or Pledging Allowed

Our Insider Trading Policy also prohibits our directors, employees (including our executives), and consultants from (i) trading in any interest or position relating to the future price of our securities, such as a put, call or short sale, other than a cashless exercise of an option through a broker, (ii) engaging in hedging or monetization transactions using our securities, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds, or (iii) holding our securities in a margin account or otherwise pledging our securities as collateral.

Information About the Meeting

Who May Attend

The Annual Meeting will be held at our corporate offices located at 12061 Bluemont Way, Reston, Virginia 20190 on Thursday, May 21, 2026, at 10:00 a.m., Eastern Time. Only holders of record of our common stock at the close of business on April 1, 2026, which is the record date, will be entitled to attend and vote at the Annual Meeting. Our 2025 Annual Report, which includes our Annual Report on Form 10-K for the year ended December 31, 2025, is enclosed with this Proxy Statement for stockholders receiving a paper copy of proxy materials. This Proxy Statement, together with our 2025 Annual Report, can be accessed on our Investor Relations website at https://investor.verisign.com, or at www.edocumentview.com/vrsn.

Proxies

Each proxy received will be voted in accordance with the instructions specified in the proxy. Unless contrary instructions are specified, if the proxy is submitted (and not revoked) prior to the Annual Meeting, the shares of Verisign common stock represented by the proxy will be voted: (1) **FOR** the election of each of the seven director candidates nominated by the Board (Proposal No. 1); (2) **FOR** the non-binding, advisory resolution to approve Verisign's executive compensation (Proposal No. 2); (3) **FOR** the approval of the Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan (Proposal No. 3); (4) **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2026 (Proposal No. 4); and (5) **AGAINST** the stockholder proposal, if properly presented, regarding an independent chair policy (Proposal No. 5) and in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting or any adjournments and postponements thereof.

Voting Rights

At the close of business on the record date, we had 91,115,706 shares of common stock outstanding and entitled to vote. Holders of our common stock are entitled to one vote for each share held as of the record date.

Quorum, Effect of Abstentions and Broker Non-Votes, and Vote Required to Approve the Proposals

A majority of the shares of our common stock outstanding and entitled to vote must be present or represented by proxy at the Annual Meeting in order to have a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum. Brokers holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion, but are not permitted to vote on certain proposals and may elect not vote on any of the proposals unless you provide voting instructions. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote. Abstentions occur when you provide voting instructions but instruct the proxy or the broker to abstain from voting on a particular matter instead of voting for or against the matter.

If a quorum is present at the Annual Meeting, to be elected, a nominee for director must receive a majority of the votes cast (the number of votes cast "for" that nominee must exceed the number of votes cast "against" that nominee). Under this voting standard, abstentions and broker non-votes, if any, will not affect the voting outcome. Stockholders may not cumulate votes in the election of directors.

If a nominee who currently serves as a director is not re-elected, Delaware law provides that the director would continue to serve on the Board as a "holdover director." Under our Corporate Governance Principles, each director that is not reelected by the stockholders must offer to resign, subject to acceptance by the Board. Each director submits an irrevocable letter of resignation for this purpose. When such a resignation offer is made, the Corporate Governance and Nominating Committee makes a recommendation to the Board with respect to the resignation offer and the Board must then determine whether to accept or reject the resignation offer and publicly disclose its decision and the rationale therefor within 90 days following the date of the certification of the relevant election results.

If a quorum is present at the Annual Meeting, approval of the proposals for:

- the non-binding, advisory resolution to approve Verisign's executive compensation (Proposal No. 2);

- the approval of the Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan (Proposal No. 3);

- the ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026 (Proposal No. 4); and

- the stockholder proposal, if properly presented at the Annual Meeting, regarding an independent chair policy (Proposal No. 5);

require, in each case, the affirmative vote of a majority of the shares of our common stock present or represented by proxy and entitled to vote on the matter. Under this voting standard, abstentions will have the effect of votes cast against the proposal, and broker non-votes, if any, will not affect the voting outcome.

The inspector of elections appointed for the Annual Meeting will separately tabulate for and against votes, abstentions, and broker non-votes.

Adjournment of Annual Meeting

In the event that a quorum of stockholders shall fail to attend the Annual Meeting, either present or represented by proxy, the chairman of the meeting may adjourn the Annual Meeting, or alternatively, the holders of a majority of the shares of our common stock entitled to vote who are present or represented by proxy may adjourn the Annual Meeting. Any such adjournment proposed by a stockholder or person named as a proxy would require the affirmative vote of the majority of the shares present or represented by proxy at the Annual Meeting.

Expenses of Soliciting Proxies

Verisign will bear the expense of soliciting proxies to be voted at the Annual Meeting. Verisign intends to retain Alliance Advisors for various services related to the solicitation of proxies, which we anticipate will cost approximately $57,000, plus reimbursement of expenses. Following the original mailing of the Notice Regarding the Availability of Proxy Materials and paper copies of proxy materials, we and/or our agents may also solicit proxies by mail, telephone, electronic transmission, including email, or in person. Following the original mailing of the Notice Regarding the Availability of Proxy Materials and paper copies of the proxy materials, we will request that brokers, custodians, nominees, and other record holders of our shares forward copies of the proxy materials to persons for whom they hold shares and request authority for the exercise of proxies. In such cases, we will reimburse the record holders for their reasonable expenses if they ask us to do so.

Internet and Telephone Voting

If you hold your shares as a stockholder of record as of the record date, you can simplify your voting process and save the Company expense by voting your shares by telephone at 1-800-652-VOTE (8683) or on the internet at www.envisionreports.com/VRSN 24 hours a day, seven days a week. Telephone and internet voting are available through 12:00 a.m. Eastern Time on the day of the Annual Meeting. More information regarding internet voting is given on the Notice Regarding the Availability of Proxy Materials. If you hold your shares as of the record date through an intermediary, such as a bank or broker, the intermediary should provide you with separate voting instructions on a form you will receive from them. Many such intermediaries make telephone or internet voting available, but the specific processes available will depend on those intermediaries' individual arrangements.

Revocability of Proxies

If you hold your shares as a stockholder of record, you may revoke any proxy that is not irrevocable by attending and voting at the Annual Meeting or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the Company. If you hold your shares through an intermediary, such as a bank or broker, you must follow the instructions provided by the intermediary to change or revoke your voting instructions.

Householding

A number of brokerage firms have instituted a procedure called "householding," which has been approved by the SEC. Under this procedure, the firm delivers only one copy of the Notice Regarding the Availability of Proxy Materials or one copy of this Proxy Statement, together with our 2025 Annual Report, as the case may be, to multiple stockholders who share the same address and have the same last name, unless it has received contrary instructions from an affected stockholder. If your shares are held in "street name" and you would like to receive only one copy of these materials (instead of separate copies) in the future, please contact your bank, broker, or other holder of record to request information about householding. If you would like to receive an individual copy of the Notice Regarding the Availability of Proxy Materials or an individual copy of this Proxy Statement, together with our 2025 Annual Report, as the case may be, now or in the future, we will promptly deliver these materials to you upon request to VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190, Attention: Secretary or by phone at (703) 948-3200.

Other Information

Stockholder Proposals and Nominations for the 2027 Annual Meeting of Stockholders

We strongly encourage any stockholder interested in submitting a stockholder proposal to contact our Secretary in advance of the applicable deadline described below to discuss the proposal. Our Corporate Governance and Nominating Committee reviews all stockholder proposals and makes recommendations to the Board for action on such proposals. For information on recommending individuals for consideration as director nominees, see "Corporate Governance—Board Structure and Operations" elsewhere in this Proxy Statement.

We engage in a continuous quality improvement approach to corporate governance practices. We monitor and evaluate trends and events in corporate governance and compare and evaluate new developments against our current practices; we understand that corporate governance does not exist in a static state with regard to numerous topic areas. We seek and receive input from stockholders and other commentators on our practices and policies, and our Board and our Corporate Governance and Nominating Committee consider this input when reviewing proposals requesting changes to our practices or policies.

Proposals for Inclusion in Proxy Statement

Under Rule 14a-8 of the Exchange Act, some stockholder proposals may be eligible for inclusion in our Proxy Statement for our 2027 Annual Meeting of Stockholders (other than nominees for director). These stockholder proposals must comply with Rule 14a-8 and must be submitted, along with proof of ownership of our stock in accordance with Rule 14a-8, to our Secretary at VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190. We must receive all submissions no later than 6:00 p.m. Eastern Time on December 11, 2026. Failure to deliver a proposal in accordance with this procedure may result in the proposal not being deemed timely received. Submitting a stockholder proposal does not guarantee that we will include it in our Proxy Statement for our 2027 Annual Meeting of Stockholders.

Director Nominations for Inclusion in Proxy Statement (Proxy Access)

Our Bylaws permit a stockholder (or a group of up to 20 stockholders) that has continuously owned at least 3% of the outstanding shares of our common stock entitled to vote in the election of directors for at least three years, to nominate and include in our Proxy Statement for an annual meeting of stockholders up to the greater of two individuals or 20% of the number of the directors then in office so long as the nominating stockholder(s) and the nominee(s) satisfy the eligibility, procedural, and disclosure requirements in our Bylaws. For our Proxy Statement for our 2027 Annual Meeting of Stockholders, notice of a proxy access nomination must be delivered to our Secretary at VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190 no earlier than 6:00 p.m. Eastern Time on November 11, 2026, and no later than 6:00 p.m. Eastern Time on December 11, 2026.The notice must include the information required by our Bylaws, including information concerning the nominee and information about the stockholder's ownership of and agreements related to our common stock. If our 2027 Annual Meeting of Stockholders is held more than 30 days before or after the anniversary of our 2026 Annual Meeting of Stockholders, a stockholder seeking to nominate a candidate for election to the Board pursuant to the proxy access provisions of our Bylaws must submit notice of any such nomination no earlier than 6:00 p.m. Eastern Time on the 150th day prior to our 2027 Annual Meeting of Stockholders and no later than 6:00 p.m. Eastern Time on the later of the 120th day prior to our 2027 Annual Meeting of Stockholders or the 10th day following the day on which the date of our 2027 Annual Meeting of Stockholders is first publicly announced by us.

Other Proposals and Nominations

Our Bylaws govern the submission of nominations for director or other business proposals that a stockholder wishes to have considered at a meeting of our stockholders, but which are not included in our Proxy Statement for that meeting, which includes the timing and information required under Rule 14a-19 of the Exchange Act. Under the advance notice provisions of our Bylaws, written notice of any such nominations for directors or other business proposals must be delivered to our Secretary at VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190, no earlier than 6:00 p.m. Eastern Time on January 21, 2027 and no later than 6:00 p.m. Eastern Time on February 20, 2027. The notice must include the information required by these advance notice provisions. If our 2027 Annual Meeting of Stockholders is held more than 30 days before or more than 60 days after the anniversary of our 2026 Annual Meeting of Stockholders, a stockholder seeking to nominate a candidate for election to the Board or propose any other business at our 2027 Annual Meeting of Stockholders, pursuant to these advance notice provisions, must submit notice of any such nomination or proposed business or no earlier than 6:00 p.m. Eastern Time on the 120th day prior to our 2027 Annual Meeting of Stockholders and no later than 6:00 p.m. Eastern Time on the later of the 90th day prior to our 2027

Annual Meeting of Stockholders or the 10th day following the day on which the date of our 2027 Annual Meeting of Stockholders is first publicly announced by us. These advance notice provisions are separate from the requirements that a stockholder must meet in order to have a nominee or proposal included in the Proxy Statement.

Other Business

The Board does not presently intend to bring any other business before the Annual Meeting, and, so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the Notice of the Annual Meeting. As to any other business that may properly come before the Annual Meeting and any adjournments or postponements thereof, the proxies received will be voted in accordance with the best judgment of the proxy holders.

Whether or not you expect to attend the Annual Meeting, please submit a proxy electronically as described on the Notice Regarding the Availability of Proxy Materials and under "Information About the Meeting—Internet and Telephone Voting" in this Proxy Statement, or alternatively, if you have received paper copies of our proxy materials, please complete, date, sign, and promptly return the proxy card or voting instruction form in the enclosed postage paid envelope or cast your vote by phone so that your shares may be represented at the Annual Meeting.

Communicating with Verisign

Visit our main website at https://www.verisign.com for additional information regarding our products and services, capabilities, technologies, and customer support. Our Investor Relations website at https://investor.verisign.com contains key corporate governance documents, financial information, links to our SEC filings, and a copy of this Proxy Statement, together with our 2025 Annual Report. References to our 2025 Annual Report and website references throughout this Proxy Statement (including any hyperlinks) are provided for convenience only, and the contents in our 2025 Annual Report and on the websites are not incorporated by reference into this Proxy Statement.

A copy of this Proxy Statement, together with our 2025 Annual Report, will be sent without charge to any stockholder who requests it in writing. Please direct your requests to Verisign Investor Relations at ir@verisign.com or at the mailing address below (and specify your mailing address).

If you have any questions concerning the Annual Meeting or the proposals to be voted on at the Annual Meeting, you may submit your questions to the following address:

VeriSign, Inc.
Attention: Investor Relations
12061 Bluemont Way
Reston, Virginia 20190
or via email at ir@verisign.com

Phone: +1 (800) 922 4917
Int'l: +1 (703) 948 3447

If you have any questions concerning accounts of stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares, and similar issues, please contact our transfer agent Computershare by calling (877) 255-1918 (U.S.) or +1 (201) 680-6578 (outside the U.S.), or by accessing their website at https://www.computershare.com/investor.

If you have any questions concerning accounts of stockholders who hold their shares through an intermediary, such as a bank or broker, please contact the intermediary.

Appendix A

Proposed Amended and Restated VeriSign, Inc.
2006 Equity Incentive Plan
(amended and restated _____, 20~~1~~26)

1. PURPOSE. The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, its Parent and Subsidiaries, by offering them an opportunity to participate in the Company's future performance through the grant of Awards. Capitalized terms not defined in the text are defined in Section 27.

2. SHARES SUBJECT TO THE PLAN.

2.1 *Number of Shares Available.* Subject to Sections 2.2 and 21.2, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of May 26, 2006, is 27,000,000 Shares. Subject to Sections 2.2 and 21.2 hereof, Shares subject to Awards, and Shares issued upon exercise of Awards, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (i) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR; (ii) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price; or (iii) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued. SARs to be settled in shares of the Company's Common Stock shall be counted in full against the number of Shares available for award under this Plan, regardless of the number of Shares issued upon settlement of the SAR. At all times the Company shall reserve and keep available a sufficient number of Shares as shall be required to satisfy the requirements of all outstanding Options granted under this Plan and all other outstanding but unvested Options granted under this Plan.

2.2 *Adjustments.* In the event that the number or type of outstanding shares of the Company's Common Stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company without consideration, or in the event of any extraordinary dividend, divestiture or other distribution (other than ordinary cash dividends) of assets to shareholders or any transaction similar to the foregoing, the Committee shall make such equitable substitutions or adjustments as it determines in its sole discretion to be necessary or appropriate, in respect of (a) the number and class of Shares reserved for issuance under this Plan, (b) the Exercise Prices of outstanding Options and SARs, (c) the number of Shares subject to outstanding Awards, and (d) the maximum number of Shares that may be granted pursuant to Section 3; provided, however, that (i) fractions of a Share will not be issued and (ii) any such substitution or adjustment shall be made in a manner that does not adversely affect the tax treatment in respect of the Award and/or the Plan for either the Company or the Participant under ~~Section 162(m),~~ Section 409A or Section 422 of the Code or otherwise violate any applicable law.

3. ELIGIBILITY. ISOs (as defined in Section 5 below) may be granted only to employees (including officers and directors who are also employees) of the Company or of a Parent or Subsidiary of the Company. All other Awards may be granted to employees, officers, directors, consultants, independent contractors and advisors of the Company or any Parent or Subsidiary of the Company; provided such consultants, independent contractors and advisors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. No person will be eligible to receive more than one million five hundred thousand (1,500,000) Shares in any calendar year under this Plan pursuant to the grant of Awards hereunder, other than new employees of the Company or of a Parent or Subsidiary of the Company (including new employees who are also officers and directors of the Company or any Parent or Subsidiary of the Company), who are eligible to receive up to a maximum of three million (3,000,000) Shares in the calendar year in which they commence their employment. A person may be granted more than one Award under this Plan. Notwithstanding anything herein to the contrary, the aggregate dollar value of equity-based (based on the grant date fair value of equity-based Awards) and cash compensation granted under this Plan or otherwise during any calendar year to any Outside Director shall not exceed $600,000; provided, however, that in the calendar year in which an Outside Director first joins the Board of Directors or is first designated as Chairman of the Board of Directors or Lead Director, the maximum aggregate dollar value of equity-based and cash compensation granted to the Participant may be up to two hundred percent (200%) of the foregoing limit.

4. ADMINISTRATION.

4.1 *Committee Authority.* This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan. The Committee will have the authority to:

(a) construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan;
(b) prescribe, amend and rescind rules and regulations relating to this Plan or any Award;
(c) select persons to receive Awards;
(d) determine the form and terms of Awards;

(e) determine the number of Shares or other consideration subject to Awards;

(f) determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent or Subsidiary of the Company;

(g) grant waivers of Plan or Award conditions;

(h) determine the vesting, exercisability and payment of Awards;

(i) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(j) determine whether an award has been earned; and

(k) make all other determinations necessary or advisable for the administration of this Plan.

4.2 *Committee Discretion*. Any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of this Plan or the Award, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Award under this Plan. The Committee may delegate to one (1) or more officers or directors of the Company the authority to grant an Award under this Plan to Participants who are not Insiders of the Company. Notwithstanding any provision of the Plan to the contrary, administration of the Plan shall at all times be limited by the requirement that any administrative action or exercise of discretion shall be void (or suitably modified when possible) if necessary to avoid the application to any Participant of taxation under Section 409A of the Code.

5. OPTIONS. The Committee may grant Options to eligible persons and will determine whether such Options will be Incentive Stock Options within the meaning of the Code ("ISOs") or Nonqualified Stock Options ("NQSOs"), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

5.1 *Form of Option Grant*. Each Option granted under this Plan will be evidenced by an Option Agreement or other evidence of grant which will expressly identify the Option as an ISO or an NQSO ("Stock Option Agreement"), and will be in such form and contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan.

5.2 *Date of Grant*. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, unless otherwise specified by the Committee. The Stock Option Agreement and a copy of this Plan will be delivered or otherwise made available to the Participant within a reasonable time after the granting of the Option. The Stock Option Agreement, Plan and other documents may be delivered in any manner (including electronic distribution or posting) that meets applicable legal requirements.

5.3 *Exercise Period*. Options may be exercisable within the times or upon the conditions or events determined by the Committee as set forth in the Stock Option Agreement governing such Option (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Measures); provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.4 *Exercise Price*. The Exercise Price of an Option will be determined by the Committee when the Option is granted; provided that: (i) the Exercise Price of an ISO will be not less than 100% of the Fair Market Value of the Shares on the date of grant; (ii) the Exercise Price of any ISO granted to a Ten Percent Shareholder will not be less than 110% of the Fair Market Value of the Shares on the date of grant; and (iii) the Exercise Price of an NQSO will not be less than 100% of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 12.

5.5 *Method of Exercise*. Options may be exercised only by delivery to the Company of a stock option exercise notice or agreement (the "Exercise Agreement") in a form approved by the Committee (which need not be the same for each Participant), stating the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding the Participant's investment intent and access to information and other matters, if any, as may be required by or desirable to the Company to comply with applicable securities laws, together with payment in full of the Exercise Price for the number of Shares being purchased. The Exercise Agreement may be delivered in any manner (including electronic distribution or posting) that meets applicable legal requirements.

5.6 *Termination*. Notwithstanding the exercise periods set forth in the Stock Option Agreement, the exercise of an Option will always be subject to the following:

(a) If the Participant is Terminated for any reason except the Participant's death or Disability, then the Participant may exercise such Participant's Options only to the extent that such Options would have been exercisable by the Participant on the Termination Date no later than three (3) months after the Termination Date (or such shorter time period not less than thirty (30) days or longer time period not exceeding five (5) years as may be determined by the Committee, with any exercise beyond three (3) months after the Termination Date deemed to be an NQSO), but in any event no later than the expiration date of the Options.

(b) If the Participant is Terminated because of Participant's death (or the Participant dies within three (3) months after a Termination other than for Cause or because of the Participant's Disability), then the Participant's Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the Termination Date and must be exercised by the Participant's legal representative or authorized assignee no later than twelve (12) months after the Termination Date (or such shorter time period not less than six (6) months or longer time period not exceeding five (5) years as may be determined by the Committee, with any exercise beyond (a) three (3) months after the Termination Date when the Termination is for any reason other than the Participant's death, or (b) twelve (12) months after the Termination Date when the Termination is for the Participant's death, deemed to be an NQSO), but in any event no later than the expiration date of the Options.

(c) If the Participant is Terminated because of Participant's Disability, then the Participant's Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the Termination Date and must be exercised by the Participant (or the Participant's legal representative or authorized assignee) no later than twelve (12) months after the Termination Date, with any exercise beyond (a) three (3) months after the Termination Date when the Termination is for any reason other than the Participant's Disability, or (b) twelve (12) months after the Termination Date when the Termination is for the Participant's Disability, deemed to be an NQSO), but in any event no later than the expiration date of the Options.

(d) If the Participant is terminated for Cause (as determined by the Committee or the Company, in its sole discretion), then Participant's Options shall expire on such Participant's Termination Date, or at such later time and on such conditions as are determined by the Committee.

5.7 *Limitations on Exercise*. The Committee may specify a reasonable minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent any Participant from exercising the Option for the full number of Shares for which it is then exercisable.

5.8 *Limitations on ISOs*. The aggregate Fair Market Value (determined as of the date of grant) of Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under this Plan or under any other incentive stock option plan of the Company or any Parent or Subsidiary of the Company) will not exceed $100,000. If the Fair Market Value of Shares on the date of grant with respect to which ISOs are exercisable for the first time by a Participant during any calendar year exceeds $100,000, then the Options for the first $100,000 worth of Shares to become exercisable in such calendar year will be ISOs and the Options for the amount in excess of $100,000 that become exercisable in such calendar year will be NQSOs. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

5.9 *Modification, Extension or Renewal*. Subject to Section 18, the Committee may modify, extend or renew outstanding Options, or authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to Section 18 of this Plan, by written notice to affected Participants the Committee may reduce the Exercise Price of outstanding Options without the consent of such Participants; provided , however , that the Exercise Price may not be reduced below the minimum Exercise Price that would be permitted under Section 5.4 for Options granted on the date the action is taken to reduce the Exercise Price.

5.10 *No Disqualification*. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.

6. GRANTS TO OUTSIDE DIRECTORS.

6.1 *Types of Awards*. Outside Directors are eligible to receive any type of Award, except ISOs, offered under this Plan and subject to this Section 6.

6.2 *Eligibility*. Awards subject to this Section 6 shall be granted only to Outside Directors. An Outside Director who is elected or reelected as a member of the Board will be eligible to receive an Award under this Section 6.

6.3 *Discretionary Grant*. The Board may make discretionary grants to any Outside Director (a "Discretionary Grant").

6.4 *Vesting and Exercisability*. Except as set forth in Section 21.4, Discretionary Grants shall vest and be exercisable as determined by the Board.

6.5 *Exercise Price*. The exercise price of an Option or a SAR granted to an Outside Director shall be the Fair Market Value of the Shares at the time that the Option or SAR is granted.

7. RESTRICTED STOCK AWARDS.

7.1 *Awards of Restricted Stock*. A Restricted Stock Award is an offer by the Company to sell to a Participant Shares that are subject to restrictions ("Restricted Stock"). The Committee will determine to whom an offer will be made, the number of Shares the person may purchase, the Purchase Price, the restrictions under which the Shares will be subject and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

7.2 *Restricted Stock Purchase Agreement*. All purchases under a Restricted Stock Award will be evidenced by a Restricted Stock Purchase Agreement, which will be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of the Plan. A Participant accepts a Restricted Stock Award by signing and delivering to the Company a Restricted Stock Purchase Agreement with full payment of the Purchase Price, within thirty (30) days from the date the Restricted Stock Purchase Agreement was delivered to the Participant. If the Participant does not accept the Restricted Stock Award within thirty (30) days, then the offer of the Restricted Stock Award will terminate, unless the Committee determines otherwise. The Restricted Stock Award, Plan and other documents may be delivered in any manner (including electronic distribution or posting) that meets applicable legal requirements.

7.3 *Purchase Price*. The Purchase Price for a Restricted Stock Award will be determined by the Committee and, may be less than Fair Market Value (but not less than the par value of the Shares when required by law) on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 12 of the Plan and the Restricted Stock Purchase Agreement, and in accordance with any procedures established by the Company, as communicated and made available to Participants.

7.4 *Terms of Restricted Stock Awards*. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified number of years of service with the Company or upon completion of the performance goals based on Performance Measures during any Performance Period as set out in advance in the Participant's Restricted Stock Purchase Agreement. Prior to the grant of a Restricted Stock Award, the Committee shall: (a) determine the nature, length and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Measures to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Prior to the payment for Shares to be purchased under any Restricted Stock Award, the Committee shall determine the extent to which such Restricted Stock Award has been earned. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

7.5 *Termination During Performance Period*. Except as may be set forth in the Participant's Restricted Stock Purchase Agreement, vesting ceases on such Participant's Termination Date.

8. STOCK BONUS AWARDS.

8.1 *Awards of Stock Bonuses*. A Stock Bonus Award is an award to an eligible person of Shares (which may consist of Restricted Stock or Restricted Stock Units) for services to be rendered or for past services already rendered to the Company or any Parent or Subsidiary. All Stock Bonus Awards shall be made pursuant to a Stock Bonus Agreement, which shall be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of the Plan. No payment will be required for Shares awarded pursuant to a Stock Bonus Award.

8.2 *Terms of Stock Bonus Awards*. The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified number of years of service with the Company or upon satisfaction of performance goals based on Performance Measures during any Performance Period as set out in advance in the Participant's Stock Bonus Agreement. If the Stock Bonus Award is to be earned upon the satisfaction of performance goals, the Committee shall: (a) determine the nature, length and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Measures to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Prior to the issuance of any Shares or other payment to a Participant pursuant to a Stock Bonus Award, the Committee will determine the extent to which the Stock Bonus Award has been earned. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria. The number of Shares may be fixed or may vary in accordance with such performance goals and criteria as may be determined by the Committee. The Committee may adjust the performance goals applicable to a Stock Bonus Award to take into account changes in law and accounting or tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the impact of items, events or circumstances that are unusual in nature or infrequently occurring to avoid windfalls or hardships.

8.3 *Form of Payment to Participant*. The Stock Bonus Award will be paid to the Participant currently. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment.

8.4 *Termination of Participant*. In the event of a Participant's Termination during a Performance Period or vesting period, for any reason, then such Participant will be entitled to payment (whether in Shares, cash or otherwise) with respect to the Stock Bonus Award only to the extent earned as of the date of Termination in accordance with the Stock Bonus Agreement, unless the Committee determines otherwise.

9. STOCK APPRECIATION RIGHTS.

9.1 *Awards of SARs*. A Stock Appreciation Right ("SAR") is an award to an eligible person that may be settled in cash, or Shares (which may consist of Restricted Stock), having a value equal to the value determined by multiplying the difference between the Fair Market Value on the date of exercise over the Exercise Price and the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in a SAR Agreement). The SAR may be granted for services to be rendered or for past services already rendered to the Company, or any Parent or Subsidiary. All SARs shall be made pursuant to a SAR Agreement, which shall be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

9.2 *Terms of SARs*. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares deemed subject to the SAR; (b) the Exercise Price and the time or times during which the SAR may be settled; (c) the consideration to be distributed on settlement of the SAR; and (d) the treatment of each SAR in the event of the Participant's Termination. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted and, will not be less than 100% of the Fair Market Value of the Shares on the date of grant. A SAR may be awarded upon satisfaction of such performance goals based on Performance Measures during any Performance Period as are set out in advance in the Participant's individual SAR Agreement. If the SAR is being earned upon the satisfaction of performance goals, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for each SAR; and (y) select from among the Performance Measures to be used to measure the performance, if any. Prior to settlement of any SAR earned upon the satisfaction of performance goals pursuant to a SAR Agreement, the Committee shall determine the extent to which such SAR has been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different performance goals and other criteria.

9.3 *Exercise Period and Expiration Date*. A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the SAR Agreement governing such SAR. The SAR Agreement shall set forth the expiration date; provided that no SAR will be exercisable after the expiration of seven years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Measures), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines.

9.4 *Form and Timing of Settlement*. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest or dividend equivalent, if any, as the Committee determines, provided that the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code.

10. RESTRICTED STOCK UNITS.

10.1 *Awards of Restricted Stock Units*. A Restricted Stock Unit ("RSU") is an award to an eligible person covering a number of Shares that may be settled in cash, or by issuance of those Shares (which may consist of Restricted Stock) for services to be rendered or for past services already rendered to the Company or any Parent or Subsidiary. All RSUs shall be made pursuant to a RSU Agreement, which shall be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of the Plan.

10.2 *Terms of RSUs*. The Committee will determine the terms of a RSU including, without limitation: (a) the number of Shares deemed subject to the RSU; (b) the time or times during which the RSU may be exercised; (c) the consideration to be distributed on settlement, and the treatment of each RSU in the event of the Participant's Termination. A RSU may be awarded upon satisfaction of such performance goals based on Performance Measures during any Performance Period as are set out in advance in the Participant's individual RSU Agreement. If the RSU is being earned upon satisfaction of performance goals, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for the RSU; (y) set performance goals under the Performance Measures to be used to measure the performance, if any, and, if so, specify any exclusion(s) or inclusion(s) for charges related to any event(s) or occurrence(s) which the Committee determines should appropriately be excluded or included, as applicable, for purposes of measuring performance against the applicable Performance Measure, which may include (i) restructurings, reorganizations, discontinued operations, non-core businesses in continuing operations, acquisitions, dispositions, or any items that are unusual in nature or infrequently occurring as described in ASC Subtopic 225-20 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report on Form 10-K for the applicable year, (ii) the cumulative effects of tax or accounting changes, each in accordance with generally accepted accounting principles, (iii) foreign exchange gains or losses, (iv) stock-based compensation, (v) amortization of intangible assets, impairments of goodwill and other intangible assets, asset write downs, or non-cash interest expense or (vi) litigation or claim judgments or settlements; and (z) determine the number of Shares deemed subject to the RSU. Prior to settlement of any RSU earned upon the satisfaction of performance goals pursuant to a RSU Agreement, the Committee shall determine the extent to which such RSU has been earned. Performance Periods may overlap and pParticipants may participate simultaneously with respect to RSUs that are subject to different Performance Periods, Performance Measures and performance goals and other criteria. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances, render previously established performance goals unsuitable, the Committee may in its discretion modify such performance goals or the related levels of achievement, in whole or in part, as the Committee deems appropriate and equitable provided that, unless the Committee determines otherwise, no such action shall be taken if and to the extent it would result in the loss of an otherwise available exemption of the Award under Section 162(m) of the Code and the regulations thereunder. The performance goals designated by the Committee under the Performance Measures may be specified in absolute terms, in percentages or in terms of growth from period to period or growth rates over time and may be determined solely by reference to the Company's performance or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The number of Shares may be fixed or may vary in accordance with such performance goals and criteria as may be determined by the Committee.

10.3 *Form and Timing of Settlement*. The portion of a RSU being settled shall be paid currently. To the extent permissible under law, the Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code.

11. PERFORMANCE SHARES.

11.1 *Awards of Performance Shares*. A Performance Share Award is an award to an eligible person denominated in Shares that may be settled in cash, or by issuance of those Shares (which may consist of Restricted Stock). Grants of Performance Shares shall be made pursuant to a Performance Share Agreement, which shall be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of the Plan.

11.2 *Terms of Performance Shares*. The Committee will determine, and each Performance Share Agreement shall set forth, the terms of each award of Performance Shares including, without limitation: (a) the number of Shares deemed subject to such Award; (b) the Performance Measures, if any, and Performance Period, if any, that shall determine the time and extent to which each award of Performance Shares shall be settled; (c) the consideration to be distributed on settlement, and the treatment of each award of Performance Shares in the event of the Participant's Termination. If applicable, in establishing Performance Measures and the Performance Period the Committee will: (x) determine the nature, length and starting date of any Performance Period; (y) set performance goals under the Performance Measures to be used and specify any exclusion(s) or inclusion(s) for charges related to any event(s) or occurrence(s) which the Committee determines should appropriately be excluded or included, as applicable, for purposes of measuring performance against the applicable Performance Measure, which may include (i) restructurings, reorganizations, discontinued operations, non-core businesses in continuing operations, acquisitions, dispositions, or any items that are unusual in nature or infrequently occurring as described in ASC Subtopic 225-20 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report on Form 10-K for the applicable year, (ii) the cumulative effects of tax or accounting changes, each in accordance with generally accepted accounting principles, (iii) foreign exchange gains or losses, (iv) stock-based compensation, (v) amortization of intangible assets, impairments of goodwill and other intangible assets, asset write downs, or non-cash interest expense or (vi) litigation or claim judgments or settlements; and (z) determine the number of Shares deemed subject to the award of Performance Shares. Prior to settlement the Committee shall determine the extent to which Performance Shares have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Shares that are subject to different Performance Periods, Performance Measures and performance goals and other criteria. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances, render previously established performance goals unsuitable, the Committee may in its discretion modify such performance goals or the related levels of achievement, in whole or in part, as the Committee deems appropriate and equitable; provided that, unless the Committee determines otherwise, no such action shall be taken if and to the extent it would result in the loss of an otherwise available exemption of the Award under Section 162(m) of the Code and the regulations thereunder. The performance goals designated by the Committee under the Performance Measures may be specified in absolute terms, in percentages or in terms of growth from period to period or growth rates over time and may be determined solely by reference to the Company's performance or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The number of Shares may be fixed or may vary in accordance with such performance goals and criteria as may be determined by the Committee.

11.3 *Form and Timing of Settlement*. The portion of an award of Performance Shares being settled shall be paid currently.

12. PAYMENT FOR SHARE PURCHASES.

12.1 *Payment*. Payment for Shares purchased pursuant to this Plan may be made in cash (by check) or, where expressly approved for the Participant by the Committee and where permitted by law:

(a) by cancellation of indebtedness of the Company to the Participant;

(b) by surrender of shares ~~that either: (1) have been owned by the Participant for more than six (6) months and have been paid for within the meaning of SEC Rule 144 (and, if such shares were purchased from the Company by use of a promissory note, such note has been fully paid with respect to such shares); or (2) were obtained by the Participant in the public market~~;

(c) by waiver of compensation due or accrued to the Participant for services rendered to the Company or a Parent or Subsidiary of the Company;

(d) with respect only to purchases upon exercise of an Option, and provided that a public market for the Company's Common Stock exists:

(i) through a "same day sale" commitment from the Participant and a broker-dealer that is a member of the National Association of Securities Dealers (an "NASD Dealer") whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay for the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

(ii) through a "margin" commitment from the Participant and an NASD Dealer whereby the Participant irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company;

(e) by any combination of the foregoing; or

(f) by any other method approved by the Board.

13. WITHHOLDING TAXES.

13.1 *Withholding Generally*. Whenever Shares are to be issued in satisfaction of Awards granted under this Plan, the Company may require the Participant to remit to the Company an amount sufficient to satisfy federal, state and local withholding tax requirements prior to the delivery of any certificate or certificates for such Shares. Whenever, under this Plan, payments in satisfaction of Awards are to be made in cash, such payment will be net of an amount sufficient to satisfy federal, state, and local withholding tax requirements.

13.2 *Stock Withholding*. When, under applicable tax laws, a Participant incurs tax liability in connection with the exercise or vesting of any Award that is subject to tax withholding and the Participant is obligated to pay the Company the amount required to be withheld, the Committee may in its sole discretion allow the Participant to satisfy the withholding tax obligation by electing to have the Company withhold from the Shares to be issued that number of Shares having a Fair Market Value equal to the amount required to be withheld, determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose will be made in accordance with the requirements established by the Committee and be in writing in a form acceptable to the Committee. The Committee may in its sole discretion also allow the Company to satisfy the withholding tax obligation by withholding from the Shares to be issued that number of Shares having a Fair Market Value equal to the amount required to be withheld, determined on the date that the amount of tax to be withheld is to be determined, without any election by the Participant. Notwithstanding anything herein to the contrary, the amount withheld shall not exceed the maximum statutory tax rates in the Participant's applicable jurisdiction. The maximum statutory tax rates are based on the applicable rates of the relevant tax authorities (for example, federal, state, and local), including the Participant's share of payroll or similar taxes, as provided in tax law, regulations, or the authority's administrative practices, not to exceed the highest statutory rate in that jurisdiction, even if that rate exceeds the highest rate that may be applicable to the Participant.

14. TRANSFERABILITY.

14.1 *General Rule*. Except as otherwise provided in this Section 14, no Award and no interest therein, shall be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution, and no Award may be made subject to execution, attachment or similar process.

14.2 *All Awards other than NQSOs*. All Awards other than NQSOs shall be exercisable: (i) during the Participant's lifetime only by (A) the Participant, or (B) the Participant's guardian or legal representative; and (ii) after the Participant's death, by the legal representative of the Participant's heirs or legatees.

14.3 *NQSOs*. Unless otherwise restricted by the Committee, an NQSO shall be exercisable: (i) during the Participant's lifetime only by (A) the Participant, (B) the Participant's guardian or legal representative, (C) a Family Member of the Participant who has acquired the NQSO by "permitted transfer;" and (ii) after the Participant's death, by the legal representative of the Participant's heirs or legatees. "***Permitted transfer***" means, as authorized by this Plan and the Committee with respect to an NQSO, any transfer effected by the Participant during the Participant's lifetime of an interest in such NQSO but only such transfers which are made pursuant to a binding domestic relations order.

15. PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES.

15.1 *Voting and Dividends*. Unless otherwise provided in an Award Agreement, Nno Participant will have any of the rights of a shareholder with respect to any Shares until the Shares are issued to the Participant. After Shares are issued to the Participant, the Participant will be a shareholder and have all the rights of a shareholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided , that if such Shares are restricted stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the restricted stock; provided , further , that the Participant will have no right to retain such stock dividends or stock distributions with respect to Shares that are repurchased at the Participant's Exercise Price pursuant to Section 15.2.

15.2 *Restrictions on Shares*. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a "***Right of Repurchase***") a portion of or all Unvested Shares held by a Participant following such Participant's Termination at any time within one hundred and eighty (180) days after the later of the Participant's Termination Date and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant's Exercise Price, as the case may be.

16. CERTIFICATES. All certificates for Shares or other securities delivered under this Plan will be subject to such stock transfer orders, legends and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted.

17. ESCROW. To enforce any restrictions on a Participant's Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates.

18. EXCHANGE AND BUYOUT OF AWARDS. Except as provided in Section 2.2 of this Plan, the Committee may not, without prior stockholder approval, reduce the Exercise Price of any outstanding Option or SAR or cancel outstanding Options or SARs in exchange for the re-grant of new Options or SARs having exercise prices lower than the cancelled Options or SARs. The Committee may, at any time or from time to time authorize the Company, in the case of an Option or SAR exchange with stockholder approval, and with the consent of the respective Participants (unless not required pursuant to Section 5.9 of the Plan), to pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards excluding any Options or SARs with an Exercise Price exceeding the Fair Market Value of the underlying Shares at the time of the exchange.

19. SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award will not be effective unless such Award is in compliance with all applicable federal and state securities laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and/or (b) completion of any registration or other qualification of such Shares under any state or federal law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification or listing requirements of any state securities laws, stock exchange or automated quotation system, and the Company will have no liability for any inability or failure to do so.

20. NO OBLIGATION TO EMPLOY. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Parent or Subsidiary of the Company or limit in any way the right of the Company or any Parent or Subsidiary of the Company to terminate Participant's employment or other relationship at any time, with or without cause.

21. CORPORATE TRANSACTIONS.

21.1 *Assumption or Replacement of Awards by Successor*. In the event of (a) a dissolution or liquidation of the Company, (b) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company or their relative stock holdings and the Awards granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants), (c) a merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger (other than any stockholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, (d) the sale of substantially all of the assets of the Company, or (e) the acquisition, sale, or transfer of more than 50% of the outstanding shares of the Company by tender offer or similar transaction, any or all outstanding Awards may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Participant. In the event such successor corporation (if any) refuses to assume or substitute Awards, as provided above, pursuant to a transaction described in this Subsection 21.1, or if there is no successor corporation due to a dissolution or liquidation of the Company, such Awards will expire on such transaction at such time and on such conditions as the Committee will determine.

Notwithstanding anything in this Section 21.1 to the contrary, the Committee may, in its sole discretion, provide that the vesting of any or all Awards granted pursuant to this Plan will accelerate in the event of the occurrence of any transaction described in this Section 21.1. If the Committee exercises such discretion with respect to Awards, such Awards will become vested and exercisable in full prior to the consummation of such event at such time and on such conditions as the Committee determines, and if such Awards are not exercised prior to the consummation of the corporate transaction, they shall terminate at such time as determined by the Committee.

21.2 *Other Treatment of Awards*. Subject to any greater rights granted to Participants under the foregoing provisions of this Section 21, in the event of the occurrence of any transaction described in Section 21.1, any outstanding Awards will be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets.

21.3 *Assumption of Awards by the Company*. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either; (a) granting an Award under this Plan in substitution of such other company's award; or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the exercise price and the number and nature of Shares issuable upon exercise of any such award will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Award rather than assuming an existing award, such new Award may be granted with a similarly adjusted Exercise Price, as applicable.

~~21.4 *Outside Directors Options*. Notwithstanding any provision to the contrary, in the event of a corporate transaction described in Section 21.1, the vesting of all Awards granted to Outside Directors pursuant to Section 6 of this Plan will accelerate and such Awards will become exercisable in full prior to the consummation of such event at such times and on such conditions as the Committee determines, and must be exercised, if at all, within six (6) months of the consummation of said event. Any Award not exercised within such six-month period shall expire.~~

22. ADOPTION AND SHAREHOLDER APPROVAL. This Plan shall be submitted for the approval of the Company's shareholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board and upon receiving approval of the Company's shareholders shall become effective (the "Effective Date").

23. TERM OF PLAN/GOVERNING LAW. Unless earlier terminated as provided herein, this Plan will terminate on May 21, 20~~2~~36. This Plan and all agreements thereunder shall be governed by and construed in accordance with the laws of the State of California.

24. AMENDMENT OR TERMINATION OF PLAN. Except as otherwise provided in this Plan, the Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan; provided , however , that the Board will not, without the approval of the shareholders of the Company, amend this Plan in any manner that requires such shareholder approval; provided further, that a Participant's Award shall be governed by the version of this Plan then in effect at the time such Award was granted, except as otherwise agreed to by the Participant and the Company.

25. NONEXCLUSIVITY OF THE PLAN. Neither the adoption of this Plan by the Board, the submission of this Plan to the shareholders of the Company for approval, nor any provision of this Plan will be construed as creating any

limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

26. ~~INSIDER TRADING POLICY~~ COMPLIANCE WITH COMPANY POLICY

Each Participant who receives an Award shall comply with any policy, including the Insider Trading Policy and Incentive-Based Recovery Policy, adopted by the Company from time to time covering transactions in the Company's securities by employees, officers and/or directors of the Company.

27. DEFINITIONS. As used in this Plan, the following terms will have the following meanings:

"*Award*" means any award under the Plan, including any Option, Restricted Stock, Stock Bonus, Stock Appreciation Right, Restricted Stock Unit, award of Performance Shares or other form of award as may be approved by the Board from time to time.

"*Award Agreement*" means, with respect to each Award, the written agreement between the Company and the Participant setting forth the terms and conditions of the Award. The acceptance of an Award and Award Agreement by a Participant may be evidenced by manual execution, electronic acceptance or deemed acceptance (to the extent set forth in the Award Agreement).

"*Board*" means the Board of Directors of the Company.

"*Cause*" means, unless otherwise provided in an Award Agreement, (a) the commission of an act of theft, embezzlement, fraud, dishonesty, (b) a breach of fiduciary duty to the Company or a Parent or Subsidiary of the Company, or (c) a failure to materially perform the customary duties of employee's employment.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Committee*" means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

"*Company*" means VeriSign, Inc. or any successor corporation.

"*Disability*" means a disability, whether temporary or permanent, partial or total, as determined by the Committee.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Exercise Price*" means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option.

"*Fair Market Value*" means, as of any date, the value of a share of the Company's Common Stock determined as follows:

(a) if such Common Stock is then quoted on the NASDAQ Global Select Market, its closing price on the NASDAQ Global Select Market on the date of determination (or if there are no sales for such date, then the last preceding business day on which there were sales) ~~as reported in The Wall Street Journal~~;

(b) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading ~~as reported in The Wall Street Journal~~;

(c) if such Common Stock is publicly traded but is not quoted on the NASDAQ Global Select Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination ~~as reported in The Wall Street Journal~~;

(d) in the case of an Option made on the Effective Date, the price per share at which shares of the Company's Common Stock are initially offered for sale to the public by the Company's underwriters in the initial public offering of the Company's Common Stock pursuant to a registration statement filed with the SEC under the Securities Act; or
(e) if none of the foregoing is applicable, by the Committee in good faith.

"*Family Member*" includes any of the following:

(a) child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Participant, including any such person with such relationship to the Participant by adoption;

(b) any person (other than a tenant or employee) sharing the Participant's household;

(c) a trust in which the persons in (a) and (b) have more than fifty percent of the beneficial interest;

(d) a foundation in which the persons in (a) and (b) or the Participant control the management of assets; or

(e) any other entity in which the persons in (a) and (b) or the Participant own more than fifty percent of the voting interest.

"*Insider*" means an executive officer or director of the Company or any other person whose transactions in the Company's Common Stock are subject to Section 16 of the Exchange Act.

"*Option*" means an award of an option to purchase Shares pursuant to Section 5.

"*Option Agreement*" means, with respect to each Option, the signed written agreement between the Company and the Participant setting forth the terms and conditions of the Option.

"*Outside Director*" means a member of the Board who is not an employee of the Company or any Parent or Subsidiary.

"*Parent*" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"*Participant*" means a person who receives an Award under this Plan.

"*Performance Measures*" means the factors selected by the Committee from among the following measures (whether or not in comparison to other peer companies) to determine whether the performance goals established by the Committee and applicable to Awards have been satisfied: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of shares of the Company's common stock or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before taxes and amortization, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer) and validation of manufacturing processes (whether the Company's or the Company's third-party manufacturer's)); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company's products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; factoring transactions; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, contracts, products or projects, production volume levels, acquisitions and divestitures; factoring transactions; or recruiting and maintaining personnel.

"*Performance Period*" means the period of service determined by the Committee, not to exceed five years, during which years of service or performance is to be measured for the Award.

"*Performance Share*" means an Award granted pursuant to Section 11 of the Plan.

"*Performance Share Agreement*" means an agreement evidencing a Performance Share Award granted pursuant to Section 11 of the Plan.

"*Plan*" means this Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan.

"*Purchase Price*" means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option.

"*Restricted Stock Award*" means an award of Shares pursuant to Section 7 of the Plan.

"**Restricted Stock Purchase Agreement**" means an agreement evidencing a Restricted Stock Award granted pursuant to Section 7 of the Plan.

"**Restricted Stock Unit**" means an Award granted pursuant to Section 10 of the Plan.

"**RSU Agreement**" means an agreement evidencing a Restricted Stock Unit Award granted pursuant to Section 10 of the Plan.

"**SAR Agreement**" means an agreement evidencing a Stock Appreciation Right granted pursuant to Section 9 of the Plan.

"**SEC**" means the Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Shares**" means shares of the Company's Common Stock reserved for issuance under this Plan, as adjusted pursuant to Sections 2 and 21, and any successor security.

"**Stock Appreciation Right**" means an Award granted pursuant to Section 9 of the Plan.

"**Stock Bonus**" means an Award granted pursuant to Section 8 of the Plan.

"**Stock Bonus Agreement**" means an agreement evidencing a Stock Bonus Award granted pursuant to Section 8 of the Plan.

"**Subsidiary**" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"**Termination**" or "**Terminated**" means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide services as an employee, officer, director, consultant, independent contractor or advisor to the Company or a Parent or Subsidiary of the Company. An employee will not be deemed to have ceased to provide services in the case of (i) sick leave, (ii) military leave, or (iii) any other leave of absence approved by the Committee; provided, that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing. In the case of any employee on an approved leave of absence, the Committee may make such provisions respecting suspension of vesting of the Award while on leave from the employ of the Company or a Parent or Subsidiary of the Company as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. The Committee will have sole discretion to determine whether a Participant has ceased to provide services and the effective date on which the Participant ceased to provide services (the "**Termination Date**").

"**Unvested Shares**" means "Unvested Shares" as defined in the Award Agreement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number: 000-23593
_____

VERISIGN, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-3221585**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
12061 Bluemont Way,	
Reston, Virginia	**20190**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (703) 948-3200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	VRSN	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity stock held by non-affiliates of the Registrant as of June 30, 2025, was $16.4 billion based upon the last sale price reported for such date on the Nasdaq Global Select Market. For purposes of this disclosure, shares of Common Stock held by persons known to the Registrant (based on information provided by such persons and/or the most recent Schedule 13Gs filed by such persons) to beneficially own more than 5% of the Registrant's Common Stock and shares held by officers and directors of the Registrant have been excluded because such persons may be deemed to be affiliates. This determination is not necessarily a conclusive determination for other purposes.

Number of shares of Common Stock, $0.001 par value, outstanding as of the close of business on January 30, 2026: 91.7 million shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement to be delivered to stockholders in connection with the 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

TABLE OF CONTENTS

For purposes of this Annual Report on Form 10-K (this "Form 10-K"), the terms "Verisign", "the Company", "we", "us", and "our" refer to VeriSign, Inc. and its consolidated subsidiaries.


PART I


ITEM 1. BUSINESS

Overview

We are a global provider of critical internet infrastructure and domain name registry services, enabling internet navigation for many of the world's most recognized domain names. We help enable the security, stability, and resiliency of the Domain Name System ("DNS") and the internet by providing Root Zone Maintainer services, operating two of the thirteen global internet root servers, and providing registration services and authoritative resolution for the *.com* and *.net* top-level domains ("TLDs"), which support the majority of global e-commerce.

We were incorporated in Delaware on April 12, 1995. Our principal executive offices are located at 12061 Bluemont Way, Reston, Virginia 20190. Our telephone number at that address is (703) 948-3200. Our common stock is traded on the Nasdaq Global Select Market under the ticker symbol VRSN. VERISIGN, the VERISIGN logo, and certain other product or service names are registered or unregistered trademarks in the U.S. and other countries. Other names used in this Form 10-K may be trademarks of their respective owners. Our primary website is https://www.verisign.com. The information available on, or accessible through, this website is not incorporated in this Form 10-K by reference.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available, free of charge, on the Investor Relations section of our website as soon as is reasonably practicable after filing such reports with the Securities and Exchange Commission (the "SEC"). The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at https://www.sec.gov.

Pursuant to our agreements with the Internet Corporation for Assigned Names and Numbers ("ICANN"), we make available files containing all active domain names registered in the *.com* and *.net* registries. Further, we also make available a summary of the active zone count registered in the *.com* and *.net* registries and the number of *.com* and *.net* domain name registrations in the domain name base. The zone counts and information on how to obtain access to the zone files can be found at https://www.verisign.com/resources/zone-file/. The domain name base is the active zone plus the number of domain names that are registered but not configured for use in the respective top-level domain zone file plus the number of domain names that are in a client or server hold status. The domain name base may also reflect compensated or uncompensated judicial or administrative actions to keep in or remove from the active zone an immaterial number of domain names. These files and the related summary data are updated at least once per day. The update times may vary each day. The number of domain names provided in this Form 10-K are as of midnight of the date reported.

We announce material financial information to our investors using our investor relations website https://investor.verisign.com, SEC filings, investor events, news and earnings releases, public conference calls and webcasts. We use these channels as well as social media to communicate with our investors and the public about our company, our products and services, and other issues. It is possible that the information we post on social media could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our company to review the information we post on the social media channels and websites listed below. This list may be updated from time to time on our investor relations website.

> https://verisign.com
> https://blog.verisign.com
> https://facebook.com/verisign
> https://x.com/verisign
> https://linkedin.com/company/verisign
> https://youtube.com/user/verisign
> https://dnib.com
> https://x.com/dnibrief

The contents of these websites are not intended to be incorporated by reference into this Form 10-K or in any other report or document we file.

Services

We operate the authoritative directory, for all *.com, .net,* and *.name* domain names (generic top-level domains, "gTLDs"), as well as for certain transliterations of *.com* and *.net* in a number of different native languages and scripts (internationalized generic top-level domains, "IDN gTLDs"). We also operate the authoritative directory for all *.cc* domain names (country code top-level domain, or "ccTLD") and operate the technical or back-end systems for the *.edu* top-level domain. As the registry or service provider for these top-level domains, our services allow individuals and organizations to establish their online identities, while providing the secure, always-on access they need to communicate and transact reliably with online audiences.

We operate the *.com, .net,* and *.name* gTLDs and the IDN gTLDs under registry agreements with ICANN and also, with respect to the *.com* gTLD, a Cooperative Agreement with the U.S. Department of Commerce ("DOC"). We operate the *.cc* ccTLD under an agreement with Cocos (Keeling) Islands. Under a separate agreement, we provide back-end services for the *.edu* top-level domain.

We also perform the Root Zone Maintainer function under an agreement with ICANN for the core of the internet's DNS and operate two of the thirteen root zone servers that contain authoritative data for the top of the DNS hierarchy.

Our global constellation of DNS servers provides internet protocol ("IP") address information in response to queries, enabling the use of browsers, email systems, and other systems on the internet. In addition, we own and maintain our shared registration system that allows registrars to enter new second-level domain names into Verisign-operated central directories and to submit modifications, transfers, re-registrations, and deletions for existing second-level domain names ("Shared Registration System").

Domain names in the registries we operate can be registered for between one and 10 years. Unlike other gTLDs, the prices we charge for *.com*, *.net* and *.name* domain name registrations are subject to restrictions in our agreements with ICANN and our prices may be increased only according to those restrictions. Retail pricing for these domain name registrations is established by registrars. For *.com* domain name registrations, we pay ICANN on a quarterly basis $0.2575 for each annual domain name registration. For *.name* domain name registrations, we pay ICANN on a quarterly basis $0.25 for each annual domain name registration. For *.net* domain name registrations, we remit to ICANN a $0.75 fee per annual domain name registration that is collected from registrars.

Revenues for *.cc* domain names and our IDN gTLDs are based on prices that are not subject to the same pricing restrictions as those for the *.com*, *.net* and *.name* gTLDs. The fee for our performance of back-end services for the *.edu* top-level domain is based on the terms of our agreement.

Operations Infrastructure

Our main operations infrastructure consists of secure data centers in Dulles, Virginia; Ashburn, Virginia; and New Castle, Delaware; as well as more than 200 other points of presence around the world. Our domain name servers refer requestors to the associated authoritative name servers for second level domains in the registries we operate or support, thus enabling DNS resolution for *.com* and *.net* domain names and for domain names in the other registries that we operate, or for which we provide technical or back-end services. Our servers process hundreds of billions of transactions daily. Our operations infrastructure operates continuously, supporting the security, integrity and availability of our services, which are critical for our business and internet users. The performance and availability of our infrastructure are critical for our business. Key features of our operations infrastructure include:

- *Distributed Servers:* We operate a large number of high-speed servers globally to support localized transaction processing and performance demands. In conjunction with our proprietary software, processes and procedures, this purpose-built global constellation of servers offers rapid failover, global and local load balancing, and threshold monitoring on critical servers.

- *Networking:* We deploy and maintain a redundant and diverse global network, maintain high-speed, redundant connections to numerous internet service providers, and maintain hundreds of network interconnection relationships globally to ensure that our critical services are readily accessible to end users.

- *Security and Availability:* We incorporate architectural concepts such as protected domains, restricted nodes, and distributed access control in our system architecture. In addition, we employ firewalls and intrusion detection software, endpoint and network detection and response systems as well as proprietary security mechanisms at many points across our infrastructure. We perform continuous internal vulnerability testing and periodic controls, audits, and also contract with third-party security organizations to perform periodic penetration tests and security risk assessments on our systems. Software undergoes application security testing prior to deployment and our responsible disclosure program provides an opportunity for external security researchers to be compensated for submitting vulnerabilities to our Information Security team. We have engineered resiliency and diversity across our set of interconnected sites to reduce the risk of unknown vendor defects and zero-day security vulnerabilities. For our critical services, our change management and core rollout processes include testing and validation in multiple test environments, along with a careful phased rollout to the production environment.

- *Data Integrity:* We use several proprietary systemic integrity checks and validations to ensure data correctness when updating and publishing the DNS records for the registries we operate. These steps include multiple stages of DNSSEC validation to ensure correctness, all of which exist to ensure that the zone can be validated cryptographically so that any changes would be rejected in the event of an error or corruption.

We continuously seek to enhance our infrastructure and capabilities to support both normal and peak system load plus attack volumes based on historical experience, as well as to address reported and projected internet attack trends.

Call Centers and Service Desk: We provide customer support services over the phone, by email, by chat, and through web-based self-help systems. Our support teams are staffed with trained technical customer support personnel. Support is available for customers 24 hours a day.

Operations Support and Monitoring: Through our network operations center, we have an extensive monitoring capability that enables us to track the status and performance of our critical systems, network and services. Our network operations center monitors our systems continuously. We subscribe to an industry leading Managed Detection and Response (MDR) service providing increased security monitoring 24/7/365, in addition to our own internal Verisign Incident Response Team.

Disaster Recovery Plans: We have disaster recovery and business continuity capabilities that are designed to deal with the loss of entire data centers and other facilities. We maintain data centers with mirrored services that allow failover with no data loss and no loss of function or capacity. Our critical data services (including domain name registration) use advanced storage systems and techniques such as synchronous mirroring and remote replication to our global resolution sites to provide data protection. We periodically operate services at alternate data centers during maintenance windows to ensure the availability of our data centers for disaster recovery. Air-gapped backup solutions are regularly maintained along with local and remote disk backups. We also conduct multiple simulations/exercises a year around disaster recovery, large-scale DDoS events, systems failure, ransomware attacks, and many more to broaden and deepen our learnings beyond the normal events we encounter on a day-to-day basis.

Marketing and Distribution

We seek to expand our business through focused marketing campaigns and programs that target growth in *.com*, *.net* and *.cc* domain names, both domestically and internationally through our registrars. We provide tools to be used by both registrars and end users to enable them to find relevant domain names. We have marketing and account management employees in several countries around the world.

Research and Development

We believe that timely development of new and enhanced capabilities for our DNS registration and resolution infrastructure and of new and enhanced ways to ensure the security, stability, and resiliency of our services, are vital to protect our business in an ever-increasing cyberthreat environment, to adapt to evolving internet protocols and standards, and to remain competitive in the marketplace. We also invest in R&D that benefits the DNS and internet community in which we operate more broadly.

Our future success will depend, in large part, on our ability to continue to maintain and enhance our current technologies and services and to develop new ones. We actively investigate and incubate new concepts and evaluate new business ideas through our innovation pipeline. We expect that most of the future enhancements to our existing services and our new services will be the result of internal development efforts in collaboration with suppliers, other vendors, customers, and the technology community. Under certain circumstances, we may also acquire or license technology from third parties.

Competition

We face competition in the domain name registry space from other gTLD and ccTLD registries that are competing for the business of entities and individuals that are seeking to obtain a domain name registration. In addition to the registries we operate or for which we provide technical or back-end services, there are numerous other operational gTLD registries, ASCII ccTLD registries, IDN ccTLD registries, and IDN gTLD registries. Under our agreements with ICANN, we are subject to certain restrictions in the operation of *.com*, *.net* and *.name* on pricing, bundling, marketing, methods of distribution, introduction of new registry services, and use of registrars, that do not apply to ccTLDs and other gTLDs and therefore may create a competitive disadvantage. Among our competitors operating gTLD and ccTLD registries are CentralNic, China Internet Network, DENIC eG, GoDaddy, Google, Identity Digital, Information Center (CNNIC), Nominet, Public Interest Registry (PIR), Radix, and .xyz.

Demand for domain names could be negatively impacted to the extent end-users establish their online identities using social media (such as Facebook, Instagram or TikTok) or transact business on e-commerce platforms (such as Amazon, Etsy and Taobao) instead of registering domain names. Furthermore, demand for domain names could also be negatively impacted by the activities of providers of web and mobile applications that allow end-users to locate and access content.

Alternative namespaces, new technologies and the expansion of existing technologies, including Artificial Intelligence ("AI"), may increase competitive pressure. Our industry is characterized by collaborative relationships involving our competitors. In the past, certain of our competitors have consolidated or vertically integrated. Our ability to participate and benefit from such collaborative arrangements or consolidations may be limited and such collaborative arrangements and consolidations could harm our competitive position and adversely impact our business.

Industry Regulation

The DNS is governed under a multi-stakeholder model comprised of civil society, the private sector, including for-profit and not-for-profit organizations such as ICANN, governments, including the U.S. government, academia, non-governmental organizations, and international organizations. ICANN plays a central coordination role in this bottom-up multi-stakeholder system. ICANN is mandated through its bylaws to uphold a private sector-led multi-stakeholder approach to internet governance for the public benefit. ICANN's multi-stakeholder policy development processes have created, and will continue to create, policies, programs, and standards that directly or indirectly impact our business. Certain policies can be adopted as Consensus or Temporary Policies, which we are obligated to follow under our agreements with ICANN.

We are also subject to country-level laws and regulations in the United States and in international locations. In China, we are required to maintain licenses for *.com, .net,* and *.cc* under regulations issued by the Ministry of Industry and Information Technology. Additionally, in many jurisdictions in which we operate, including California, the European Union, the United Kingdom, China and elsewhere, strict data security and data privacy regulations have been, or are being, adopted. Because we do not possess extensive personal registrant information, we have not yet experienced significant impacts from these regulations. However, compliance costs and other business impacts could become significant if we begin to receive personal registrant information in our *.com* and *.net* gTLDs. Other regulations, or changes to regulations, including those related to cybersecurity, may also significantly impact our business operations.

.com Generic Top-Level Domain

Our operation of the *.com* gTLD is subject to the terms of a registry agreement with ICANN (as amended, the ".*com* Registry Agreement"). The current term of the *.com* Registry Agreement is six years and must be renewed or extended by November 30, 2030. Although the *.com* Registry Agreement contains a "presumptive" right of renewal, ICANN could terminate or refuse to renew the Registry Agreement in certain prescribed circumstances. See "Risk Factors - Any loss or modification of our right to operate the *.com* and *.net* gTLDs could have a material adverse impact on our business and result in loss of revenues." in Part I, Item 1A of this Form 10-K for further information.

Other significant terms within the *.com* Registry Agreement include performance specifications and service level agreements, including for example, for the availability of our DNS resolution services, our Shared Registration System, and our Registration Data Directory services, which include our Whois and Registration Data Access Protocol services. The *.com* Registry Agreement contains marketing limitations, including limitations on our ability to bundle products and the manner in which we provide marketing support to ICANN-accredited registrars. We are also required under the *.com* Registry Agreement to provide ICANN-accredited registrars with nondiscriminatory access to our systems to register or take other actions related to domain names. In order to introduce new Registry Services or make material changes to existing Registry Services, we must follow prescribed procedures which permit ICANN to review and approve such services.

The *.com* Registry Agreement permits an increase to the Maximum Price (as defined in the *.com* Registry Agreement) of *.com* domain name registrations by up to 7% over the previous year in each of the final four years of each six-year period. The current such six-year period began on October 26, 2024. The restrictions in the *.com* Registry Agreement relating to vertical integration apply solely to the *.com* gTLD.

Our operation of the *.com* gTLD is also subject to the terms of a Cooperative Agreement with the DOC. The Cooperative Agreement has undergone various amendments with the most recent, Amendment 35, on October 26, 2018. On November 30, 2024, the Cooperative Agreement was automatically renewed on the same terms for a successive six-year term and will automatically renew on November 30, 2030, unless the DOC provides written notice of non-renewal within 120 days prior to the end of the then-current term. The Cooperative Agreement requires the mutual consent of the DOC and the Company to change its terms. In addition, under Amendment 35, we have agreed to continue to operate the *.com* gTLD in a content-neutral manner and to work within ICANN processes to promote the development of content-neutral policies for the operation of the DNS.

The Cooperative Agreement further provides that we shall be entitled at any time during the term of the *.com* Registry Agreement to seek to remove the pricing restrictions contained in the *.com* Registry Agreement if we demonstrate to the DOC that market conditions no longer warrant pricing restrictions in the *.com* Registry Agreement, as determined by the DOC.

DOC approval of changes to or the renewal of the *.com* Registry Agreement was limited by Amendment 35 to only the following circumstances: (1) changes to the pricing provisions (other than as approved in Amendment 35, which are described above), (2) changes to the vertical integration provisions, (3) changes to the security, stability and resiliency posture as reflected in the functional or performance specifications (including the service level agreements), (4) changes to the conditions for renewal or termination of the *.com* Registry Agreement, or (5) changes to the Whois service (except as mandated by ICANN through Temporary or Consensus Policies). As was the case with prior amendments, Amendment 35 is not intended to confer federal antitrust immunity on the Company with respect to the *.com* Registry Agreement.

.net Generic Top-Level Domain

Our operation of the *.net g*TLD is subject to the terms of a registry agreement with ICANN (as amended, the "*.net* Registry Agreement"). The *.net* Registry Agreement was renewed on June 29, 2023. The current term of this agreement is six years and must be renewed or extended by July 1, 2029. The terms of the *.net* Registry Agreement are substantially similar to the terms of the *.com* Registry Agreement, except as to ICANN fees as described earlier and that the annual price for new and renewal *.net* domain name registrations may be increased by 10% each year. Our operation of the *.net* gTLD is not subject to the terms of the Cooperative Agreement.

Root Operations

We operate two of the world's thirteen root servers. Along with the ICANN community, we are involved in discussions to establish criteria for operations of the root server system including the root servers that we operate. We also publish the root zone file, as the Root Zone Maintainer, under the Root Zone Maintainer Service Agreement ("RZMA") with ICANN. The RZMA was renewed on October 20, 2024 and the current term of the RZMA ends on October 20, 2032. The RZMA is subject to an automatic eight-year renewal, unless earlier modified or terminated.

The descriptions of the *.com* Registry Agreement, the Cooperative Agreement, and the *.net* Registry Agreement are qualified in their entirety by reference to the text of the complete agreements that are incorporated by reference as exhibits in this Form 10-K.

Human Capital Management

Our employees are mission driven and values focused. Their dedication to these principles forms the backbone that enables Verisign to provide for the security, stability, and resiliency of the DNS and the internet. We recognize the importance of talent and culture in driving an environment that fosters high performance, collaboration, belonging, and integrity in all aspects of our work.

We are committed to attracting, developing, and retaining the best talent, and we routinely monitor and present our progress in these areas to executive management and the Compensation Committee of our Board of Directors. As of December 31, 2025, we had 928 employees, of which 926 were full-time. 859 employees (representing approximately 93% of our total workforce) were based in the U.S., and 69 employees (representing approximately 7% of our total workforce) were based outside the U.S. As of December 31, 2025, approximately 30% of our global workforce was female, and approximately 46% of our U.S. employees were ethnically and racially diverse. No U.S.-based employees are represented under collective bargaining agreements. Based on periodic monitoring, we believe that our employee turnover is relatively low compared to competitive benchmarks and historical trends. We attribute our strong retention rates to our employees' passion for and focus on the Company's mission and values, our continual development of talent, and our delivery of competitive and equitable reward programs. We regularly review our workforce policies, procedures, and training programs, as well as our overall workforce demographics, in an effort to create a high performing, ethical, respectful, and collaborative work environment where employees can thrive.

Employee Engagement: In order to deliver on our mission, we believe it is important to have a highly engaged workforce that exhibits our values, which include: being stewards of the internet, being passionate about technology, respecting others, exhibiting integrity, taking responsibility, and holding ourselves to a higher standard. We strive to create an environment where employees feel a sense of belonging and feel empowered to bring their diverse set of skills, perspectives, and talents to bear. These principles are integrated into our operating model and are foundational to our ability to attract, retain, and develop top talent and allow us to drive stronger overall performance and decision making. To monitor engagement levels and well-being we routinely conduct employee surveys and review key workforce statistics. In our most recent survey conducted in November 2025, approximately 93% of our employee population participated. The survey results indicated that our employees remain highly engaged, have a strong commitment to our mission and values, and are proud to work at Verisign. These sentiments are reflected in our workforce statistics, especially our average employee tenure of approximately 11 years.

Compensation, Pay Equity, and Employee Benefits: To align with our philosophy of providing impactful total rewards, we have practices in place to deliver fair and equitable compensation for employees based on their contribution and performance. We benchmark and regularly review our compensation and benefits against the market to confirm they remain competitive. We offer a broad and comprehensive set of benefits to meet the diverse needs of our workforce. In addition, we regularly perform analyses on base pay, annual incentives, and long-term incentives to help calibrate compensation and ensure pay equity.

Talent Development and Acquisition: We are committed to the continued development of our people. Strategic talent reviews and succession planning occur on a regular basis where leadership is actively involved in identifying and developing top talent and potential successors for both emergency and long-term succession opportunities. We believe that employee development is anchored in acquiring skills and work experiences that meet the needs of the business and the individual. We focus on leadership capability development and provide opportunities that enhance technical and soft skills to equip our workforce for current and future growth. Our learning opportunities are a blend of on-the-job experiences, instructor-led training, and on-demand learning sessions that meet the unique development needs of our workforce. Additionally, all employees are required to complete annual ethics and compliance and monthly data security trainings. Our managers regularly hold conversations with employees about career management, coaching, and other development opportunities to help encourage and drive the growth of our talent. We are focused on the competitive labor market, and we work diligently to ensure comprehensive sourcing strategies are in place which enable the attraction of the best talent.

Employee Health, Safety and Well-being: We are committed to maintaining a safe and healthy environment for our employees. We have a robust physical safety and security program, including a life safety program which trains employees on appropriate emergency responses. We also offer a holistic wellness experience for our employees through our Mindful Connections program that supports employees across three pillars: physical, emotional, and financial. We support a hybrid work posture where our employees operate under team agreements that set the foundation for operating norms. Most employees are in the office a minimum of two days per week which fosters collaboration while providing employees the flexibility to manage a healthy work-life balance. Our offices remain essential to enabling collaboration, networking, and strategic discussion.

The following table shows a comparison of our consolidated employee headcount, by function:

	As of December 31,		
	2025	2024	2023
Employee headcount by function:			
Cost of revenues	256	256	247
Research and development	240	246	244
Selling, general and administrative	432	430	417
Total	928	932	908

Intellectual Property

We rely on a combination of copyrighted software, trademarks, service marks, patents, trade secrets, know-how, restrictions on disclosure, and other methods to protect our proprietary assets. We also enter into confidentiality and/or intellectual property assignment agreements with our employees, consultants, customers and business partners. We also control access to and distribution of proprietary documentation and other confidential information.

We have been issued numerous patents in the U.S. and abroad, covering a wide range of our technologies. Additionally, we continue to file patent applications with respect to certain of our technologies in the U.S. Patent and Trademark Office and internationally. Patents may not be awarded with respect to these applications and even if such patents are awarded, they may not provide sufficient protection of our technologies. We continue to consider opportunities for strategic growth and use of our patent portfolio.

We have obtained trademark registrations for the VERISIGN mark and VERISIGN logo in the U.S. and certain countries and have pending trademark applications for the VERISIGN logo in a number of other countries. We have common law rights in other proprietary names. We take steps to enforce and monitor potential infringement of Verisign's trademarks. We rely on the strength of our Verisign brand to help differentiate ourselves in the marketing of our products and services.

Our principal intellectual property consists of, and our success is dependent upon, proprietary software used in our business and certain methodologies (many of which are patented or for which patent applications are pending) and technical expertise and proprietary know-how we use in both the design and implementation of our current and future registry services. We own our proprietary Shared Registration System through which registrars submit second-level domain name registrations for each of the registries we operate, as well as the ATLAS distributed lookup system which processes hundreds of billions of queries per day. Some of the software and protocols used in our business are in the public domain or are otherwise available to our competitors, and some are based on open standards set by organizations such as the Internet Engineering Task Force. To the extent any of our patents are considered "standard essential patents," we may be required to license such patents to our competitors on fair, reasonable and non-discriminatory terms or otherwise be limited in our ability to assert such patents.

Information About Our Executive Officers

The following table sets forth information regarding our executive officers as of February 5, 2026:

Name	Age	Position
D. James Bidzos	70	Executive Chairman, President, and Chief Executive Officer
John D. Calys	66	Executive Vice President, Chief Financial Officer
Danny R. McPherson	51	Executive Vice President, Technology and Chief Security Officer
Thomas C. Indelicarto	62	Executive Vice President, General Counsel and Secretary

D. James Bidzos has served as Executive Chairman since August 2009 and Chief Executive Officer since August 2011 and President since April 2024. He also served as President from August 2011 to February 2020. He served as Executive Chairman and Chief Executive Officer on an interim basis from June 2008 to August 2009 and served as President from June 2008 to January 2009. He served as Chairman of the Board since August 2007 and from April 1995 to December 2001. He served as Vice Chairman of the Board from December 2001 to August 2007. Mr. Bidzos served as Vice Chairman of RSA Security Inc., an internet identity and access management solution provider, from March 1999 to May 2002, and Executive Vice President from July 1996 to February 1999. Prior thereto, he served as President and Chief Executive Officer of RSA Data Security, Inc. from 1986 to February 1999.

John D. Calys has served as Executive Vice President, Chief Financial Officer since May 2025. From 2020 to May 2025, Mr. Calys served as Senior Vice President and Global Controller and as Vice President and Global Controller from 2010 through 2020. He also served as its interim Chief Financial Officer in 2011 and 2012 and Chief Accounting Officer from April 2024 to May 2025. Prior to joining the company Mr. Calys served as Vice President and Controller for XO Communications, Inc., Vice President and Assistant Treasurer for Sprint Nextel Corporation, and Vice President and Assistant Controller for Nextel Communications, Inc. Mr. Calys graduated with a Master of Science, and Bachelor of Science in Accounting and Business Administration from the University of Kansas.

Danny R. McPherson has served as Executive Vice President, Technology and Chief Security Officer since April 2022. From May 2010 to April 2022, he served in various roles of increasing responsibility, including as Chief Security Officer. Prior to joining the Company, Mr. McPherson was Chief Security Officer with Arbor Networks, a cybersecurity solutions company, and prior to that held technical leadership positions in architecture, engineering and operations with Amber Networks, a network technology company; Qwest Communications, Inc., a telecommunications company; Genuity, Inc., a technology company; MCI Communications, Inc., a telecommunications company; and the U.S. Army Signal Corps.

Thomas C. Indelicarto has served as General Counsel and Secretary since November 2014. From September 2008 to November 2014, he served as Vice President and Associate General Counsel. From January 2006 to September 2008, he served as Litigation Counsel. Prior to joining the Company, Mr. Indelicarto was in private practice as an associate at Arnold & Porter LLP and Buchanan Ingersoll (now, Buchanan Ingersoll & Rooney, PC). Mr. Indelicarto also served as a U.S. Army officer for nine years. Mr. Indelicarto holds a J.D. degree from the University of Pittsburgh School of Law and a B.S. degree from Indiana University of Pennsylvania.

ITEM 1A.   RISK FACTORS

Please carefully consider the following discussion of significant factors, events and uncertainties that make an investment in our securities risky. In addition to other information in this Form 10-K, the following risk factors should be carefully considered in evaluating us and our business. When the factors, events and contingencies described below or elsewhere in this Form 10-K materialize, our business, operating results, financial condition, reputation, cash flows or prospects can be materially adversely affected. In such cases, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our business, operating results, financial condition, reputation, cash flows and prospects. Actual results could differ materially from those projected in the forward-looking statements contained in this Form 10-K as a result of the risk factors discussed below and elsewhere in this Form 10-K and in other filings we make with the SEC.

Cybersecurity and Technology Risk Factors

Attempted security breaches, including from the exploitation of vulnerabilities, cyber-attacks and Distributed Denial of Service ("DDoS") attacks against our systems and services increase our costs, expose us to potentially material liability, and could materially harm our business and reputation.

As an operator of critical internet infrastructure, we experience a high rate of cyber-attacks and attempted security breaches targeting our systems and services, including the most sophisticated forms of attacks, such as advanced persistent threat attacks, exploitation of zero-day vulnerabilities, ransomware attacks, and social engineering attacks. The forms of these attacks are constantly evolving and may involve methods, tools, and strategies that may not have been previously identified and may not have been observed until the moment of launch, or until sometime after, making these attacks virtually impossible to anticipate and difficult to defend against. For example, recent advances in AI-based tools have made, and will continue to make, cyber-attacks more sophisticated, harder to defend, and easier and faster to launch. These tools allow for rapid exploitation of vulnerabilities, which hinders our ability to defend against such exploitation. In addition to external threats, our systems and services are subject to insider threat risks, including physical or electronic break-ins, sabotage, and risks from suppliers, such as consultants and advisors, SaaS providers, hardware, software, and network systems manufacturers, regional internet registries, and other vendors, or from current or former contractors or employees. These threats and any resulting security breaches can arise from intentional or unintentional actions. Our continued exposure to these threats and the potential that they could lead to material liability claims against us requires us to expend significant financial and other resources. We have developed policies, standards, and procedures to identify, protect, detect, respond, and recover from threats posed by cybersecurity risks, and failure to comply with these policies, standards, and procedures by our employees or suppliers could limit our ability to effectively manage threats from these cybersecurity risks. Furthermore, we must ensure that our employees stay focused on protecting the Company against cybersecurity threats especially in our hybrid work environment, or our ability to effectively manage cybersecurity risks could be impacted. Our failure to effectively manage these security risks, including external and insider threats, could result in material harm to our business, including loss of or delay in revenues, failure to meet service level agreements, material liability claims, failure to maintain market acceptance, injury to our reputation, and increased costs, and could call into question our ability to preserve the security and stability of the internet.

Security vulnerabilities in our systems and our vendors' systems, including vulnerabilities in third party software and hardware, pose a material risk to our operations. We use externally-developed technology, systems, and services, including both hardware and software, for a variety of purposes, including compute, storage, encryption and authentication, back-office support, and other functions. We have developed policies, standards, and procedures to reduce the impact of security vulnerabilities in system components, as well as at any vendors where our data is stored or processed. However, such measures cannot provide absolute security. Vulnerabilities could be exploited before a vulnerability has been disclosed or before our remediation is effective and if so, could cause systems and service interruptions, data loss and other damages. Our failure to identify, remediate and mitigate security vulnerabilities, including any potential failure to timely replace and upgrade hardware, software, or other technology assets, could result in material harm to our business, including loss of or delay in revenues, failure to meet service level agreements, material liability claims, failure to maintain market acceptance, injury to our reputation, increased costs, and call into question our ability to preserve the security and stability of the internet.

Our networks have been, and likely will continue to be, subject to DDoS attacks. Recent industry experience has demonstrated that DDoS attacks continue to grow in size and sophistication, due in part to advances in AI-based tools, and have the ability to widely disrupt internet services. We have successfully mitigated DDoS attacks to date; however, there can be no assurance that we will be able to defend against every attack, especially as the attacks increase in size and sophistication. Any attack, even if only partially successful, could disrupt our networks, increase response time, negatively impact our ability to meet our service level agreements, and generally impede our ability to provide reliable service to our customers and the broader internet community. We have historically incurred, and will continue to incur, significant costs to enable our infrastructure to process levels of attack traffic that can be substantially larger than our normal transaction volume. We are employing new technologies and new and different services and capabilities to help mitigate DDoS attacks. If these new technologies, services and capabilities are not effective, our infrastructure could be disrupted, our response times could increase, our ability to meet our service level agreements could be negatively impacted, and our ability to provide reliable service to our customers and the broader internet community could be impeded.

We are subject to social engineering attacks including phishing, spear phishing, whaling, vishing, smishing, and domain spoofing, which are designed to entice people to divulge sensitive information or take actions that, if successful, could pose a material risk to our operations. The number of such attacks is increasing. Recent advances in AI have automated and increased the velocity and sophistication of these types of attacks as attackers are better able to rapidly create more personalized and targeted communications at scale using information derived from people's relationships, online behavior and preferences. Social engineering attacks have occurred in concert with ransomware attacks. The various measures we take to mitigate cyber-attacks, including our deployment of advanced tools and implementation of redundant architecture and multiple recovery solutions, as well as conducting continuous security awareness training to address social engineering attacks and periodic exercises to mitigate the threat of ransomware cannot provide absolute security. We still may be subject to successful cyber-attacks despite our efforts. Our failure to prevent such attacks, including any successful social engineering attack, could result in our inability to meet our service level agreements and could otherwise materially harm our business, including from legal claims, governmental investigations and scrutiny, injury to our reputation, and increased costs.

We do not maintain specific reserves for security breaches, cyber-attacks and DDoS attacks against our systems and the amount of insurance coverage we maintain may be inadequate to cover claims or liabilities relating to such attacks.

We may introduce undetected or unknown defects into our systems or services, which could materially harm our business and harm our vendors or our customers.

Despite testing, services as complex as those we offer or develop could contain undetected defects or errors, which could result in service outages or disruptions, compromised customer data, including DNS data, diversion of development resources, injury to our reputation, legal claims, increased insurance costs or increased service costs. Performance of our services, whether or not defective, could have unforeseen or unknown adverse effects on the networks over which they are delivered, on internet users and consumers, and on third-party applications and services that use our services, any of which could result in legal claims against us. While we strive to prevent, detect and remediate defects or errors, they can and do occur and they could result in our inability to meet customer expectations in a timely manner, failure to meet our service level agreements, injury to our reputation, and increased costs.

Our infrastructure and services are subject to vulnerabilities in the global routing system for the internet, as well as risks arising from internet services providers' increasing adoption of the Resource Public Key Infrastructure system.

Routing on the internet depends on the Border Gateway Protocol ("BGP"), which is a protocol that relies on networks within the internet infrastructure acting in a trustworthy manner when sharing information about destinations for connectivity and the routing of internet traffic. As a trust-based protocol, BGP has a number of vulnerabilities that may lead to outages or disrupt our services, including as a result of "route hijacks" that involve accidental or malicious rerouting of internet traffic, or "route leaks" that involve the malicious or unintentional propagation of routing information beyond the intended scope of the originator, receiver, and/or one of the networks along the route's path. Both route hijacks and route leaks can result in partial or full rerouting of internet traffic for the impacted destinations. These types of events, which are generally beyond our control, could enable an array of attack conditions or service disruptions, and could result in adverse publicity and adversely affect the public's perception of the security of commerce and communications over the internet, as well as of the security or reliability of our services.

To address internet routing system vulnerabilities, regional internet registries ("RIRs") have adopted internet reachability policies based on a system known as the Resource Public Key Infrastructure ("RPKI"). The RIRs allocate internet number resources, such as internet protocol addresses, to enterprises and network operators. We and other registries as well as internet service providers have also adopted or have begun to adopt RPKI. We have limited visibility into the maturity of and investment in the RIRs' operational and security controls, which are outside of our control. When the availability, integrity, or confidentiality of any of the information in the RPKI system, or systems used to maintain and administer RPKI data and systems, are impacted or otherwise compromised in any of the RIRs, or any network operator that is a relying party of the RPKI system, or the operations or ingestion of data from the RPKI system are otherwise impacted by a known or unknown vulnerability, our services may be negatively impacted. Such impacts may include degraded or full loss of reachability of service addresses in the global internet routing system, resulting in degradation or complete loss of availability of our registration and resolution services. A compromise of the RPKI system and related services, or unintentional or unauthorized manipulation of data therein, may also result in other denial of service attack conditions for our infrastructure and services. The systemic dependencies introduced by the RPKI system and by the relying parties of the RPKI system, including internet service providers, are outside of our control, and systems that depend upon the RPKI may be only as secure as the weakest elements of the RPKI system. Contracting with RIRs for the provision of and access to RPKI services carries material operational risks, as described above, as well as material contractual risks, which may expose us to service disruptions and material liability.

We could encounter system interruptions or system failures resulting from activities beyond our direct control that could materially harm our business.

We depend on the uninterrupted operation of our various systems, secure data centers, points of presence around the world and other computer and communication networks. Our systems and operations are vulnerable to damage or interruption from power loss, war, transmission cable cuts and other telecommunications failures, damage or interruption caused by fire, earthquake, and other natural disasters, intentional acts of vandalism, terrorist attacks, unintentional mistakes, or errors. Our systems and operations also face risks inherent in, or arising from, the terms and conditions of our agreements with service providers to operate our networks and data centers. We are also subject to the risk of state suppression of internet operations. Any of these scenarios could create potential liability and exposure, including from a failure to meet our service level agreements, and could decrease customer satisfaction, materially harming our business, or resulting in adverse publicity and damage to our reputation or call into question our ability to preserve the security and stability of the internet.

Our data centers, our data center systems, including the Shared Registration Systems located at our data centers, and our resolution systems are vulnerable to damage or interruption, which could impede our ability to provide our services, expose us to material liability, and materially harm our reputation.

Most of the computing infrastructure for our Shared Registration System is located at, and most of our customer information is stored in, data centers we own or lease. These data centers, which are concentrated in the same geographic region, are vulnerable to damage or interruption, including from natural disasters, such as fires, earthquakes, hurricanes, and floods, power loss, hardware or system failures, physical or electronic break-ins, human error or interference. We are also regularly updating and enhancing our network architecture in our data centers and globally distributed resolution systems. If our data center facilities or the updated network architectures, hardware or software upgrades, or security controls do not operate as expected, including the ability to quickly manage services across sites, we could experience service interruptions or outages. A failure in the operation of our Shared Registration System could result in the inability of one or more registrars to register or manage domain names for a period of time. If such a registrar has not implemented robust services in a manner that preserves transactions until processed by the registry, then the failure in the operation of our Shared Registration System could result in permanent loss of transactions at the registrar during that period. A failure in the operation of our Shared Registration System could also impact our ability to provide up-to-date information in our globally distributed resolution systems, which could result in our failure to meet our service level agreements pertaining to our resolution services and impact the resolution of domain names on the internet. We do not carry insurance or designated financial reserves for such interruptions.

In addition, our services depend on the secure and efficient operation of the internet connections to and from customers to our Shared Registration System residing in our secure data centers as well as our globally distributed resolution systems. These connections depend upon the secure and efficient operation of internet service providers, internet exchange point operators, and internet backbone service providers. Such providers have encountered periodic operational problems or experienced outages in the past beyond our scope of control and may continue to encounter problems and outages or may choose to discontinue their service. If the providers that our connections depend upon do not protect, maintain, improve, and reinvest in their networks or present inconsistent, incorrect, or invalid data regarding routing information or DNS responses through their networks, our business could be harmed.

A failure in the operation or update of the root zone servers that we operate, the root zone file, the Root Zone Management System, the TLD name servers, the TLD zone files that we operate, or other network functions, could result in, among other problems, (1) a DNS resolution or other service outage or degradation, (2) the deletion of one or more gTLDs or ccTLDs from the internet, (3) the deletion of one or more second-level domain names from the internet, or (4) a misdirection of one or more domain names to different servers. A failure in the operation or update of the supporting cryptographic and other operational infrastructure that we maintain could result in similar consequences. Any of these problems or outages could create potential material liability and exposure from litigation and investigations, could result in a failure to meet our service level agreements, and could decrease customer satisfaction, harming our business. These problems could also result in adverse publicity, decrease the public's trust in the security of e-commerce and other forms of online presence, or call into question our ability to preserve the security and stability of the internet.

We retain certain customer and employee information in our data centers and various domain name registration systems. Any physical or electronic break-in or other security breach or compromise of the information stored at our data centers or domain name registration systems may jeopardize the security of information we retain or that is retained in the computer systems and networks of our customers. In such an event, we could face material liability and exposure from litigation and investigations, fail to meet service level agreements, or be at risk of losing various security and standards-based compliance certifications needed for operation of our businesses, and customers could be reluctant to use our services. Any such outcomes could also adversely affect our reputation and harm our business or cause financial losses that are either not insured against or not fully covered through any insurance.

We face risks from the operation of the root server system and our performance of the Root Zone Maintainer functions under the RZMA.

Although the overall root server system is redundant and dispersed, an infrastructure or services failure or other disruption of one or more organizations involved in the operation of the root server system could impact the effectiveness of our *.com* and *.net* authoritative servers and therefore negatively impact directory services necessary for the operation of the internet. We also have an important operational role in support of a key Internet Assigned Numbers Authority ("IANA") function as the Root Zone Maintainer. In this role, we provision and publish the authoritative root zone data and make it available to all root server operators under the RZMA with ICANN. If we make errors in the publication of the root zone or experience operational issues that impact the timeliness of updates to the root zone data, we may be subject to material claims challenging the RZMA or our performance under it, including tort claims, and we may not have immunity from, or sufficient indemnification or insurance for, such claims.

<u>Contractual, Regulatory, Legal and Compliance Risk Factors</u>

Any loss or modification of our right to operate the *.com* and *.net* gTLDs could have a material adverse impact on our business and result in loss of revenues.

Substantially all of our revenues are derived from our operation of the *.com* gTLD under our Cooperative Agreement with the DOC and our *.com* Registry Agreement as well as our operation of the *.net* gTLD under our *.net* Registry Agreement. Any loss or modification of our right to operate the *.com* and *.net* gTLDs could materially and adversely impact our ability to conduct our business and result in loss of revenues. Our *.com* and *.net* Registry Agreements contain "presumptive" rights of renewal upon the expiration of their current terms on November 30, 2030 and June 30, 2029, respectively. ICANN could refuse to renew upon expiration or terminate our *.com* Registry Agreement or our *.net* Registry Agreement if, upon proper notice, (1) we fail to cure a fundamental and material breach of certain specified obligations, and (2) we fail to timely comply with a final decision of an arbitrator or court. Additionally, each of the *.com* and *.net* Registry Agreements provide that if certain terms of these agreements are not similar to such terms generally in effect in the registry agreements of the five largest gTLDs, then a renewal of these agreements would be upon terms reasonably necessary to render such terms to be similar to the registry agreements for those other gTLDs. Any such terms, if they apply, could be unfavorable to us and have a material adverse impact on our business.

Standard renewals of the *.com* Registry Agreement do not require further DOC approval, although the prior written approval of the DOC is required for the removal of, or any changes to the pricing section (other than as approved in Amendment 35 to the Cooperative Agreement), and for changes to certain other specified terms whether such removal or changes are made at a renewal or otherwise. We can provide no assurances that DOC approval would be provided upon our request for any of these changes.

In addition, under Amendment 35 to the Cooperative Agreement, we have agreed to continue to operate the *.com* gTLD in a content-neutral manner and to work within ICANN processes to promote the development of content-neutral policies for the operation of the DNS. Such policies and processes could expose us to compliance costs and substantial liability and result in costly and time-consuming investigations or litigation.

Changes or challenges to the pricing provisions in the *.com* Registry Agreement could have a material adverse impact on our business.

Under the terms of the *.com* Registry Agreement, we may increase the annual fee of each *.com* domain name registration or renewal by up to 7% over the previous year in each of the final four years of each six-year period. We can provide no assurances that we will exercise such right to increase the annual fee. In addition to this contractual right, we are entitled to increase the annual fee of each *.com* domain name registration or renewal by up to 7% due to the imposition of any new specifications or policies adopted by ICANN pursuant to the procedures set forth in its bylaws and due process ("Consensus Policies") or to a documented extraordinary expense resulting from an attack or threat of attack on the security and stability of the DNS (an "Extraordinary Expense"). In addition, our ability to increase the price for *.com* domain name registrations and renewals due to a Consensus Policy or Extraordinary Expense may occur only in years in which we do not increase the price for *.com* domain name registrations and renewals as described above. It is uncertain whether circumstances would arise that would permit us to take a price increase due to a Consensus Policy or Extraordinary Expense, or if they do, whether we would seek to increase the price for *.com* domain name registrations for this reason. A failure to seek and obtain a price increase due to a Consensus Policy or Extraordinary Expense, when applicable, could negatively affect our operating results. We also have the right under the Cooperative Agreement to seek the removal of these pricing restrictions on the *.com* gTLD if we demonstrate to the DOC that market conditions no longer warrant these restrictions. However, we can provide no assurances whether we will seek the removal of these restrictions, or whether the DOC would approve the removal of these restrictions.

Our *.com* Registry Agreement, and the Cooperative Agreement, including their pricing provisions, have been challenged, and could face challenges in the future, through publicity campaigns, governmental scrutiny, media interest, legal challenges, or challenges under ICANN's accountability mechanisms. Such challenges have arisen, and could in the future, arise from trade organizations, the media, registrars, registrants, and others, particularly when these agreements are being renewed. These challenges, if successful, and even when unmeritorious and/or unsuccessful, could have a material adverse effect on our business.

Government regulation and the application of new and existing laws in the U.S. and internationally may slow business growth, increase our costs of doing business, create potential material liability and could have a material adverse effect on our business.

Application of new and existing laws and regulations in the U.S. or internationally to the internet, the domain name industry, or us have imposed and may in the future impose new costs and new restrictions on our business. In the U.S., new or modified Executive Orders or legislation involving the internet, cybersecurity, or in other areas could result in new obligations that could negatively impact our business. In addition, laws and regulations, including those designed to restrict who can register and who can distribute domain names or to require registrants to provide additional documentation to register domain names, have, and may in the future, impose significant additional costs on our business and subject us to additional liabilities or could prevent us from operating in certain jurisdictions. For example, the government of China has indicated that it will issue, and has issued, new regulations, and it has begun to enforce existing regulations differently, including by directing certain implementation models for registry services, that impose additional costs on, and risks to, our provision of registry services in China. These regulations are impacting the demand for domain name registrations in China. These regulations require registries, including us, and China-based registrars, to obtain a government-issued license for each gTLD or ccTLD operating in China. Any failure to obtain or renew the required licenses, or to comply with any license requirements or any updates thereto, or any failure to comply with these regulations or directives, by us or our China-based registrars, could result in significant harm to our business in China including the suspension of some or all of our registry services in China.

We are also subject to changing laws and regulations that impact whether, how, and under what circumstances we may transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. For example, the data transfer frameworks between the U.S. and E.U. have been subject to legal challenges, which has created uncertain legal obligations.

New laws, regulations, directives or ICANN policies that require us to obtain and maintain personal information of registrants of domain names in the *.com* and *.net* gTLDs could impose material compliance costs and could create new, material legal and other risks to our business.

If we are required to, or choose to, obtain and maintain personal information of registrants of domain names in the *.com* and *.net* gTLDs we could be required to incur significant compliance and legal costs as a result of GDPR and other similar regulations. For example, in 2023, the European Union adopted the Network and Information Security Directive ("NIS 2") that addresses registrant data. Our current obligations do not require us to obtain and maintain personal information of registrants of domain names. Specific E.U. member state implementations of NIS 2 could create uncertainty about, or change, these obligations. Failure to properly protect such information, if obtained, or failure to comply with GDPR or NIS 2, could expose the Company to material costs and penalties. In addition, new obligations to obtain and maintain personal information of registrants in the *.com* and *.net* gTLDs could conflict with certain laws and regulations that may require such personal information be maintained solely within the jurisdiction of the data subject. Furthermore, any such new obligations could increase the cost and risks associated with complying with regulations that require verification of registrant personal information, including for purposes of complying with the economic and trade sanctions programs administered by the Office of Foreign Assets Control ("OFAC"), for example.

Such laws, regulations, directives or ICANN policies, could give rise to significant claims, inquiries, investigations or other actions against us, which could result in significant costs, damages, fines or penalties and could delay the development of new products, change our current business practices, result in negative publicity, or require significant management time and attention, all or any of which could materially harm our business.

Our international operations expose us and our business to additional economic, legal, regulatory and political risks that could have a material adverse impact on our revenues and business.

A significant portion of our revenues is derived from customers outside the U.S. Our business operations in international locations have required, and will continue to require, significant management attention and resources. We may also need to tailor some of our services for a particular location and to enter into international distribution and operating relationships. We may fail to maintain our ability to conduct business, including potentially material business operations in some international locations, or we may not succeed in expanding our services into new international locations or expand our presence in existing locations. Failure to do so could materially harm our business. Moreover, local laws and customs in many countries differ significantly from those in the U.S. In many foreign countries, particularly in those with developing economies, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. law or regulations applicable to us. Despite our internal controls, there can be no assurance that our employees, contractors and agents will not take actions in violation of such policies, procedures, laws and/or regulations. Violations of laws, regulations or internal policies and procedures by our employees, contractors or agents could result in financial reporting problems, investigations, fines, penalties, or prohibition on the importation or exportation of our products and services and could have a material adverse effect on our business. In addition, we face risks inherent in doing business internationally, including:

- competition with companies in international locations or other domestic companies entering international locations in which we operate, as well as local governments actively promoting ccTLDs that we do not operate;

- political and economic tensions between governments and changes in international trade policies and/or the economic and trade sanctions programs administered by the United States including OFAC of the U.S. Department of the Treasury;

- tariffs and other trade barriers and restrictions;

- difficulties in staffing and managing international operations;

- potential problems associated with adapting our services to technical conditions existing in different countries;

- additional vulnerability from terrorist groups targeting U.S. interests abroad;

- potentially conflicting or adverse tax consequences; and

- potential concerns of international governments or customers and prospects regarding doing business with U.S. technology companies due to U.S. government policies.

Political tensions between the United States and China, including tensions resulting from tariffs or proposed tariffs, in particular may pose additional risks to our business in China. The U.S. government has imposed restrictions on certain Chinese companies and on trading in certain technologies. The Chinese government has announced actions that, if implemented, could impose additional restrictions on the operations of non-Chinese companies in China. These and possible future government actions could impact our ability to operate in China and may cause our management's attention to be diverted, our reputation to be damaged, or our business in China to be adversely affected.

Changes in, or interpretations of, tax rules and regulations or our tax positions may materially and adversely affect our income taxes.

We are subject to income taxes in both the U.S. and numerous international jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rates may fluctuate significantly on a quarterly basis because of a variety of factors, including changes in the mix of earnings and losses in countries with differing statutory tax rates, changes in our business or structure, changes in tax laws that could adversely impact our income or non-income taxes or the expiration of or disputes about certain tax agreements in a particular country. We are subject to audit by various tax authorities. In accordance with U.S. GAAP, we recognize income tax benefits, net of required valuation allowances and accrual for uncertain tax positions. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, an adverse effect on our results of operations, financial condition and cash flows in the period or periods for which that determination is made could result.

The Organization for Economic Cooperation and Development ("OECD") continues to issue guidance that will provide a long-term, multilateral proposal on the taxation of the digital economy. Certain countries, including our major international tax jurisdictions, have enacted legislation based on the OECD's guidance. To date the legislation has had a limited impact on us, but the impact of future legislation is uncertain. Similarly, some international tax jurisdictions, independent of the OECD, have enacted or may enact new tax regimes aimed at income resulting from digital services. Although we cannot predict the nature or outcome of such changes or the likelihood of such legislative proposals being adopted in the U.S. or throughout the world, any or all of these changes in tax laws, including but not limited to changes in scope of OECD's Pillar One, as well as new guidance issued and enacted pertaining to OECD's Pillar Two, could increase our taxes and adversely impact our financial condition and cash flow.

Our business faces risks arising from ICANN's consensus and temporary policies, technical standards and other processes.

Our Registry Agreements with ICANN require us to implement Consensus Policies and changes mandated by ICANN through temporary specifications or policies ("Temporary Policies"). ICANN could adopt Consensus Policies or Temporary Policies that (1) are unfavorable to us as the registry operator of *.com*, *.net* and other gTLDs we operate, (2) are inconsistent with our current or future plans, (3) impose substantial costs on our business, (4) subject the Company to additional legal risks,

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or (5) affect our competitive position. These Consensus Policies or Temporary Policies could have a material adverse effect on our business.

Our Registry Agreements with ICANN require us to implement and comply with various technical standards and specifications published by the Internet Engineering Task Force ("IETF"). ICANN could impose requirements on us through changes to these IETF standards, or new standards, that are inconsistent with our current or future plans, that impose substantial costs on our business, that subject the Company to additional legal risks, or that affect our competitive position. Any such changes to the IETF standards, or new standards, could have a material adverse effect on our business.

Weakening of, or changes to, the multi-stakeholder form of internet governance could materially and adversely impact our business.

The internet is governed under a multi-stakeholder model comprising civil society, the private sector, including for-profit and not-for-profit organizations such as ICANN, governments, including the U.S. government, academia, non-governmental organizations, the technical community, and international organizations. Substantially weakening or replacing the multi-stakeholder form of internet governance could materially harm our business. For example, certain governments, governmental organizations, and private actors continue to express dissatisfaction with the multi-stakeholder form of internet governance and have proposed alternatives including oversight by the United Nations or by international treaties. Furthermore, national legislation has been proposed on topics such as information security and access to personal information that effectively supplants the multi-stakeholder process for policy development in the DNS.

In addition, in 2016 the U.S. government transferred key internet functions to ICANN, who adopted new and enhanced accountability mechanisms in its bylaws such as the creation of the Empowered Community. There can be no assurance that the removal of the U.S. government oversight of these key functions, or the changes to ICANN's bylaws, will not negatively impact our business.

Claims, lawsuits, audits or investigations in which we are or could become involved may result in material adverse outcomes to our business.

We are, and may in the future become, involved in claims, lawsuits, audits, and investigations, including intellectual property litigation and infringement claims. Litigation is inherently unpredictable, and unexpected judgments or excessive verdicts do occur. In addition, proceedings that we initially view as immaterial could prove to be material. Adverse outcomes in lawsuits, audits and investigations, could result in significant monetary damages, including indemnification payments, or injunctive relief that could adversely affect our ability to conduct our business, and may have a material adverse effect on our financial condition, results of operations and cash flows. For example, we are engaged in activities to help mitigate security threats and other forms of DNS abuse in the gTLDs and ccTLD we operate and we are involved in community efforts that have increased and expanded such activities to include contractual obligations. In addition, we receive reports of suspected threats and abuse and we notify registrars or others of domain names associated with suspected malicious or illegal activity. We may also disable one or more domain names in the gTLDs or ccTLD we operate including in response to reports of suspected threats and abuse, governmental directives and court orders in those jurisdictions in which we operate. Activities such as these have resulted in, and could in the future result in, significant litigation and could harm our reputation. Given the inherent uncertainties in litigation, even when we are able to reasonably estimate the amount of possible loss or range of loss and therefore record an aggregate litigation accrual for probable and reasonably estimable loss contingencies, the accrual may change in the future due to new developments or changes in approach. In addition, such claims, lawsuits, audits and investigations could involve significant expense and diversion of management's attention and resources from other matters.

<u>Economic and Competition Risk Factors</u>

Challenging global economic conditions have in the past and may in the future negatively impact our business.

Factors such as inflation, interest rates, currency fluctuations, trade barriers, tariffs, war, civil unrest, and other political and economic developments and their impact on global economic conditions have in the past and may in the future negatively impact our business. These factors may have varying impacts on different geographic regions. For example, demand for our services substantially declined in China during 2023 and 2024 as a result of various factors including Chinese regulatory mandates that made it more difficult to register a domain name or establish an online presence using a domain name. Additionally, the rapid increase in demand for compute and network hardware, including servers, chips, memory and other technology, caused by new demand from AI companies, is increasing our costs for some of these goods and could increase our capital and operating costs. The overall economic impact, severity and duration of these conditions, as well as the timing, strength, and sustainability of any future economic growth or recovery, are not known at this time, and are not within the Company's control.

The business environment is highly competitive and, if we do not compete effectively, we may suffer material adverse impact to our business, including lower demand for our products, reduced gross margins, and loss of market share.

We face competition from services that provide an online identity or presence, including other gTLDs and ccTLDs. In order to remain competitive, we must continually demonstrate the security, stability, and resiliency of our services and must adopt and support new technologies to adapt our services to changing cybersecurity threats, regulations, application environments, market conditions, and our customers' and internet users' preferences and practices. Also to remain competitive, we have undertaken important initiatives such as our efforts to acquire the .*web* gTLD, and we may in the future undertake other initiatives. Any of these initiatives require significant resources, can subject us to regulatory scrutiny and/or negative publicity, and divert management attention from our existing business. Such undertakings, including our efforts to acquire the .*web* gTLD, may be unsuccessful and costly. In addition, competing technologies developed by others or the emergence of new technologies such as AI or new industry standards may adversely affect our competitive position or render our services or technologies noncompetitive or obsolete. Finally, consolidation and ownership changes within our industry have occurred and are likely to continue to occur. Our ability to participate and benefit from such consolidations and ownership changes may be limited and consolidation and ownership changes within our industry among our competitors or customers have in the past and could in the future harm our competitive position and adversely impact our business.

We are the registry operator for certain new gTLDs, including certain IDN gTLDs. Our new gTLDs may not be as or more successful than the new gTLDs obtained by our competitors. In addition, our new gTLDs may face additional universal acceptance and usability challenges and it is possible that resolution of domain names within some of these new gTLDs may be blocked within certain state or organizational environments, challenging universal resolvability of these domain names and their general acceptance and usability.

See the "Competition" section in Part I, Item 1 of this Form 10-K for further information.

Strategic, Business and Operating Risk Factors

The evolution of technologies or internet practices and behaviors, the adoption of substitute technologies, or wholesale price increases of domain names in the gTLDs we operate may materially and negatively impact the demand for the domain names for which we are the registry operator.

Technologies relating to online presence, including social media, AI, mobile devices, apps, and search engines, have evolved and continue to evolve, changing the internet practices and behaviors of consumers and businesses. These ongoing changes can negatively impact the demand for our domain names. In addition, registrants purchase domain names for a variety of reasons, including personal, commercial, and investment reasons. Changes in the motivation of domain name registrants can negatively impact our business.

Technology changes to web browser or internet search technologies could reduce demand for domain names. Similarly, if internet users' preferences or practices shift away from recognizing and relying on web addresses or if internet users were to significantly decrease the use of web browsers in favor of applications to locate and access content, demand for domain names in the gTLDs we operate could be negatively impacted. Demand for domain names in the gTLDs we operate could be negatively impacted by new technologies that significantly decrease the use of traditional domain names to present and protect an online identity. New technologies that encourage internet users to expand the use of third-level domains or alternative identifiers, such as identifiers from social networking, e-commerce platforms and microblogging sites, could also negatively impact the demand for domain names in the gTLDs we operate. In addition, the demand for domain names in the gTLDs we operate could be impacted by alternative namespaces with domain-name-like identifiers that are operated outside the single authoritative DNS root zone, including blockchain namespaces. To the extent that web browsers, applications, DNS registrars and DNS resolvers recognize and support such namespaces, and that internet users are able to perform online operations with identifiers from such namespaces, demand for domain names in gTLDs and ccTLDs in the single authoritative DNS root zone, including the gTLDs we operate, could be negatively impacted. To the extent that alternative namespaces introduce user confusion about the relationship between identical or similar-looking identifiers in these namespaces and domain names in the DNS, demand for domain names and user confidence in the value of domain names as unique identifiers could also be negatively impacted. In addition, applications using AI could be transformational in ways that cannot be anticipated fully at this time. To the extent such applications impact the demand for domain names, it could have a material impact on our business.

Some registrars and registrants purchase and resell domain names at an increased price in a secondary market. Adverse changes in the resale value of domain names, changes in the business models for such domain name registrars and registrants, or other factors, including regulations limiting the resale of domain names, could result in a decrease in the demand and/or renewal rates for domain names in the gTLDs we operate.

Some registrars and registrants seek to generate revenues by registering domain names specifically for website advertising. Changes in the way these registrars and registrants are compensated (including changes in methodologies and metrics) by advertisers and advertisement placement networks, such as Google, Baidu and Bing, have adversely affected, and may continue to adversely affect the market for domain names used for this purpose, which has resulted in, and may continue to result in, a decrease in demand and/or the renewal rate for such domain names. In addition, if spending on online advertising and marketing is reduced, this may result in a further decline in the demand for domain names used for this purpose.

Under the terms of the *.com* and *.net* Registry Agreements, as amended, we are permitted to increase the annual fee of each *.com* and *.net* domain name registration or renewal according to the provisions in these agreements. To the extent we increase our prices, there could be a decrease in the demand and/or renewal rates for *.com* or *.net* domain names.

If we fail to expand our services into developing and emerging economies in international locations, our business may not grow.

We seek to serve new, developing, and emerging economies in international locations to grow our business. These economies are rapidly evolving and may not grow or even if they do grow, our services may not be widely used or accepted there. Accordingly, the demand for our services in these locations is uncertain. A variety of economic and non-economic factors may affect acceptance or adoption of our services in these locations, including regional internet infrastructure development and government regulations.

Our business depends on registrars and their resellers maintaining focus on marketing our products and services.

All of the domain name registrations and renewals for the registries we operate occur through registrars. Registrars and their resellers engage in substantial marketing efforts to increase the demand and/or renewal rates for domain names as well as their own associated offerings. Consolidation in the registrar or reseller industry or changes in ownership, management, or strategy among individual registrars or resellers, including vertical integration by registrar or reseller industry participants, could result in significant changes to their businesses, operating models, and cost structures. These changes could include reduced marketing efforts for the gTLDs we operate or other operational changes that could adversely impact the demand and/or the renewal rates for the domain names for which we are the registry operator.

Our registrars and resellers sell domain name registrations of other competing registries, including new gTLDs, and some also sell and support their own services for websites such as email, website hosting, and other services. With the planned introduction of a new round of gTLDs, registrars and resellers, as they have done in the past, may in the future focus their short- or long-term marketing efforts on new offerings and/or reduce the prominence or visibility of our products and services on their e-commerce platforms. To the extent that registrars and resellers focus less marketing on the registration and renewal of domain names in the gTLDs we operate, our revenues could be adversely impacted. Likewise, our registrars and resellers may be more motivated to market to registrants to whom they can also market their own services, which could disadvantage our gTLDs and could adversely impact our revenues.

We depend on highly skilled employees to maintain and provide innovative solutions for our business, and our business could be materially harmed if we are not able to attract and retain such qualified talent.

Our business is highly technical and requires individuals skilled and knowledgeable in unique technologies, configurations, operating systems, and software development tools. We depend on the knowledge, experience, and performance of these employees and leaders to effectively manage and provide innovative solutions for our business. For example, we require employees with expertise in DNS operations and with certain cybersecurity specialties. Because such employees are in high demand by our competitors and other companies, we must be able to attract, integrate, retain and motivate such highly skilled employees and leaders. Failure to attract and retain such employees and to effectively implement succession plans for these employees could harm our business.

Capital Structure Risk Factors

We may not pay any dividends on our common stock in the future.

During the second quarter of 2025, we began to declare quarterly dividends. Future dividends will be subject to declaration by the Board and, thus, may be subject to numerous factors in existence at the time of any such declaration including, but not limited to, prevailing market conditions, our results of operations, financial condition and liquidity, contractual prohibitions and other restrictions with respect to the payment of dividends. There is no assurance that the Board will declare and thus that we will pay, any dividends on our common stock in the future. The Board may, in its discretion, decrease the level of cash dividends. A reduction or elimination of cash dividends could negatively affect the market price of our common stock.

Intellectual Property Risk Factors

We rely on our intellectual property rights to protect our proprietary assets, and any failure by us to protect or enforce, or any misappropriation of, our intellectual property could materially harm our business.

Our success depends in part on our internally developed technologies and related intellectual property. Despite our precautions, it may be possible for an external party to copy or otherwise obtain and use our intellectual property without authorization. Furthermore, the laws of other countries may not protect our proprietary rights in those countries to the same extent U.S. law protects these rights in the U.S. In addition, it is possible that others may independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, our business could suffer. Additionally, we have filed patent applications with respect to some of our technology in the U.S. Patent and Trademark Office and patent offices outside the U.S. Patents may not be awarded with respect to these applications and even if such patents are awarded, third parties may seek to oppose or otherwise challenge our patents, and such patents' scope may differ significantly from what was requested in the patent applications and may not provide us with sufficient protection of our intellectual property. In the future, we may have to resort to litigation to enforce and protect our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This type of litigation is inherently unpredictable and, regardless of its outcome, could result in substantial costs and diversion of management attention and technical resources. Some of the software and protocols used in our business are based on standards set by standards setting organizations such as the IETF. To the extent any of our patents are considered "standards essential patents," in some cases we may be required to license such patents to our competitors on reasonable and non-discriminatory terms or otherwise be limited in our ability to assert such patents.

We also license externally developed technology that is used in some of our products and services to perform key functions. These externally developed technology licenses may not continue to be available to us on commercially reasonable terms or at all. The loss of, or our inability to obtain or maintain, any of these technology licenses could hinder or increase the cost of our services, of launching new products and services, or of entering into new markets and/or otherwise harm our business. Some of the software and protocols used in our business are in the public domain or may otherwise become publicly available, which means that such software and protocols are or may become equally available to our competitors.

We rely on the strength of our Verisign brand to help differentiate our products. Dilution of the strength of our brand could harm our business. We are at risk that we will be unable to fully register, build equity in, or enforce our rights in the Verisign brand in all markets where Verisign products and services are sold.

General Risk Factors

The use of AI technology by third-parties, including our vendors, and our use of AI technology, tools, and services could expose us to cybersecurity, operational, intellectual property and regulatory risks that could adversely affect our business, reputation or financial results.

The use of AI technology by third parties may increase our exposure to cybersecurity and data protection risks. For example, recent advances in AI technology and tools have made, and will continue to make, cyber-attacks more sophisticated, harder to defend, and easier and faster to launch. These tools permit rapid exploitation of vulnerabilities, which hinders our ability to defend against such exploitation. In addition, the use and integration of AI technology into the products and services that we procure could create or exacerbate vulnerabilities, potentially resulting in unauthorized access to our systems including our sensitive or proprietary information. For more details on these risks, see our risk factor "Attempted security breaches, including from the exploitation of vulnerabilities, cyber-attacks and Distributed Denial of Service ("DDoS") attacks against our systems and services increase our costs, expose us to potentially material liability, and could materially harm our business and reputation."

We may also experience challenges in the effective or timely adoption of AI technology. Our decision to adopt AI technologies in a low-risk manner could result in slower adoption of AI technology that could hinder or prevent us from realizing efficiencies or benefits, which could result in less efficient operations. Further, although we have established AI policies and procedures, our use of AI technology, if not effectively governed, could result in unintended consequences, including errors, biased, and otherwise unreliable outputs. The use of certain AI technology tools, including those provided by third parties, may also create intellectual property risks, such as uncertainty regarding ownership of AI-generated output, IP infringement, or the disclosure of confidential or proprietary information.

Finally, AI is subject to increasing regulatory scrutiny and evolving laws, rules and regulations, which may increase our compliance costs and affect our development, adoption, use, implementation and maintenance of AI technologies or tools, and subject us to increased legal liability, regulatory scrutiny, and reputational harm.

Short sellers have in the past, and may in the future, engage in efforts to lower the market price of our common stock through the dissemination of false or misleading information.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of subsequently buying lower-priced identical securities to return to the lender. Accordingly, it is in the interest of a short seller to want the price of our common stock to decline. Short sellers may seek to profit from declines in the market price of our common stock and, in some cases, may publish, or arrange for the publication of, false or misleading information regarding our business. We have been, and may in the future be, the target of short sellers. The dissemination of such information, regardless of its veracity, can lead to significant stock price volatility, reputational harm, and the diversion of management's attention from our core business. Such activities may result in a decline in the market price of our stock or could lead to costly litigation or regulatory inquiries.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our cybersecurity program is designed and implemented to assess, identify, mitigate and manage risks from cybersecurity threats that may result in adverse effects on the integrity and availability of our production and information systems and support our track record of more than 28 years of 100% DNS uptime for *.com* and *.net*. Among other items, our cybersecurity program is comprised of policies, standards, plans and frameworks for information security, business resilience, insider threat mitigation, technology asset management, cyber risk management, incident response and procurement. Material risks from cybersecurity threats include, among other things, operational disruption, including failure to meet our service level agreements, loss or destruction of data, hardware or intellectual property, and cyber extortion through ransomware. While we have not identified any material cybersecurity incidents, we continuously manage cyber-attacks, including from sophisticated nation-state actors. In addition, AI continues to enhance the capabilities of threat actors. The management of cybersecurity risks, which involves significant and sustained resource commitments and management attention, is also integrated into the Company's enterprise risk management ("ERM") program through formal processes that help identify and elevate the most serious risks, including those pertaining to cybersecurity, for management at the enterprise level and oversight at the Board level. For more information on the Company's cybersecurity risks and their possible impact on our business strategy, results of operations, or financial condition see "Risk Factors – Cybersecurity and Technology Risk Factors" in Part I, Item 1A of this Form 10-K".

Our cybersecurity program leverages the NIST Cybersecurity Framework to help protect the Company's operations, information, production systems and networks from threats through cybersecurity practices, programs and tools that establish defenses in depth. The cybersecurity program includes, among other items, vulnerability and patch management, segmentation, identity and access management, application of zero-trust principles, automated ingestion of multi-source threat intelligence, end point and network detection/response, application security, secure configurations for operating systems and databases, continuous security monitoring and 24/7 security operations, augmented by a third party managed detection and response provider. The program has dedicated business resilience, insider threat and governance, risk and compliance ("GRC") functions that report to our Chief Information Security Officer ("CISO"). Incident management is governed by our Incident Response Plan that assigns incident command and control parameters and escalation protocols to management and the Board of Directors. Our incident response plan includes procedures for immediate escalation of cybersecurity events to our Legal department to ensure timely evaluation of disclosure obligations. Our cybersecurity program also focuses on risks from the use of third-party services. Our GRC team assesses the cybersecurity practices of current and prospective service providers for compliance with our requirements, and our procurement functions seek terms and conditions, including by example, audit rights and vulnerability or breach disclosure obligations, to enhance our defenses against supply chain risks.

Our cybersecurity program incorporates several control and best practice regimes, including for example, the Center for Internet Security ("CIS") controls tailored for our specific environment. We conduct regular internal and external assessments, audits, and tabletop exercises to assess security vulnerabilities, control compliance and incident preparedness. These assessments and exercises include breach attack simulation tools, red team exercises simulating insider and external attacks, threat and vulnerability assessments, ransomware, application, and secure image testing, crisis management exercises, including incident response and escalation procedures, and internal audit reviews. Management and the Board's Cybersecurity Committee reviews the results of these exercises, audits and assessments. We also actively engage with third parties, such as key vendors, auditors, consultants, industry participants, and intelligence and law enforcement communities as part of our continuing efforts to evaluate and enhance the effectiveness of our cybersecurity program. We monitor emerging data protection laws and cybersecurity and privacy regulatory requirements and implement changes to our standards and processes for continued compliance. Our cybersecurity program also includes employee and contractor training, which primarily consists of monthly educational videos, annual trainings and certifications, and phishing exercises.

Cybersecurity Governance

Our cybersecurity strategy and program are led by our Executive Vice President of Technology and Chief Security Officer ("CSO"), who reports to the CEO. Our CSO has over 30 years of experience in technology and cybersecurity leadership positions and has authored several security-related books and numerous patents, IP standards, and security research publications. He has served in various capacities on various technology working groups and standards setting organizations including the Internet Architecture Board and the Internet Engineering Task Force. Our CSO manages a converged security, engineering and operations organization that helps to ensure that cyber and other security priorities are comprehensively considered throughout the Company. Our CISO, Chief Information Officer ("CIO"), Chief Technology Officer ("CTO") and the head of architecture, engineering, operations, and corporate security functions report to our CSO. These and other experienced employees lead the teams responsible for implementing various parts of our cybersecurity program.

In addition, a management-level Safety and Security Council ("Council") chaired by our CEO and comprised of our CSO, CFO, General Counsel, and other senior officers, provides cross-functional coordination for the management of the Company's security functions. The Council receives information, typically monthly, on the status of the cybersecurity program, initiatives, incidents, cybersecurity risks, assessments, and threats, among other items. The Chair of the Board's Cybersecurity Committee is the Board's liaison to the Council and attends the regular meetings of the Council.

Our Board has delegated primary oversight of the Company's cybersecurity risks and our cybersecurity program to the Cybersecurity Committee. The Audit Committee also reviews material cybersecurity risks as part of the Company's ERM program. The Cybersecurity Committee reviews our incident response plan, including escalation protocols, business continuity program plans, program budgets and resources, and our cybersecurity insurance program. It also reviews and discusses the activities of the Council at each of its regularly scheduled meetings. The Cybersecurity Committee operates pursuant to a written charter and calendar, each of which are reviewed on an annual basis. The Cybersecurity Committee and the full Board receive quarterly status reports on the cybersecurity program from the CSO, addressing progress and updates on multiple cybersecurity functions and initiatives including, for example, compliance, assessments, security operations and incident response, business resilience, DDoS attacks, data privacy, technology and asset management, controls, and vulnerability management.

In addition, the Cybersecurity Committee conducts oversight on behalf of the Board of our use of AI and AI risks, including as it pertains to cybersecurity and data governance. At the management level, the Company's use of AI, including in the cybersecurity area, is managed pursuant to a corporate AI policy by a cross-functional AI Steering Committee comprised of senior Verisign technology, cybersecurity and legal resources.

ITEM 2.   PROPERTIES

As of December 31, 2025, we owned each of our significant properties, which include our facilities in Reston, Virginia, and data center facilities in New Castle, Delaware and Dulles, Virginia. We also lease a number of smaller office and data center locations around the world. We believe that our existing facilities, both owned and leased, are in good condition and suitable for the conduct of our business.

ITEM 3.   LEGAL PROCEEDINGS

As previously disclosed, Afilias Domains No. 3 Limited (now called Altanovo Domains Limited) ("Afilias"), a competitor and losing bidder in the *.web* auction, filed a form of arbitration proceeding against ICANN, an Independent Review Process ("IRP") under ICANN's bylaws, on November 14, 2018. Afilias alleged that the agreement between Verisign and Nu Dotco, LLC ("NDC") pertaining to *.web* violated ICANN's policies. ICANN paused the processing of NDC's *.web* application during the IRP proceeding. On May 20, 2021, the IRP panel dismissed Afilias' claims pertaining to the invalidation of the *.web* auction and it recommended that ICANN's Board of Directors review the objections about the *.web* auction and thereafter make a decision on the delegation of *.web*. Further, the IRP panel rejected a subsequent application for reconsideration filed by Afilias, imposing monetary sanctions and concluding that the application was frivolous.

Thereafter, ICANN's Board considered the objections raised pertaining to the *.web* auction pursuant to a lengthy and detailed process. On April 30, 2023, the Board concluded without objection that Verisign and NDC did not violate any ICANN's policies and it directed that the processing of NDC's *.web* application be resumed.

Before *.web* could be awarded to NDC, Afilias filed another IRP on July 14, 2023, and as a result, ICANN's processing of NDC's *.web* application remains paused. Similar to the first IRP, Afilias again seeks to invalidate the *.web* auction and have *.web* awarded to Afilias. On April 11, 2024, Verisign and NDC submitted a written request to participate in the IRP. In November 2025, the IRP Panel held a hearing on Afilias' claim. Post-hearing briefings are expected to be filed in the first half of 2026.

In view of the outcome of the first IRP, the prior imposition of sanctions on Afilias, and the ICANN Board's decision of April 30, 2023 we believe that Afilias' continued attempts to obtain the rights to *.web* are improper and without merit and undertaken for the purpose of delaying the delegation of *.web* to NDC and its eventual assignment to Verisign.

We are also involved in various investigations, claims and lawsuits arising in the normal conduct of our business, none of which, in our opinion, will have a material adverse effect on our financial condition, results of operations, or cash flows. We cannot assure you that we will prevail in any litigation. Regardless of the outcome, any litigation may require us to incur significant litigation expense and may result in significant diversion of management attention.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol VRSN. On January 30, 2026, there were 268 holders of record of our common stock. We cannot estimate the number of beneficial owners since many brokers and other institutions hold our stock on behalf of stockholders.

Dividends

In April 2025, we initiated a quarterly cash dividend. We declared dividends that totaled $2.31 per share of outstanding common stock, or $215.2 million, in 2025. On February 3, 2026, our Board of Directors declared a cash dividend of $0.81 per share of the Company's outstanding common stock to stockholders of record as of the close of business on February 19, 2026, payable on February 27, 2026. We intend to continue to pay a cash dividend on a quarterly basis, subject to market conditions and approval by our Board of Directors.

Share Repurchases

The following table presents the share repurchase activity during the three months ended December 31, 2025:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (1)(2)
			(Shares in thousands)	
October 1 – 31, 2025	406	$251.66	406	$ 1,226.1 million
November 1 – 30, 2025	309	$248.26	309	$ 1,149.4 million
December 1 – 31, 2025	291	$247.76	291	$ 1,077.2 million
	1,006		1,006	

(1) Effective July 24, 2025, our Board of Directors authorized the repurchase of our common stock in the amount of $913.1 million, in addition to the $586.9 million that remained available for repurchases under the share repurchase program, for a total repurchase authorization of up to $1.50 billion under the program. The share repurchase program has no expiration date. Purchases made under the program could be effected through open market transactions, block purchases, accelerated share repurchase agreements or other negotiated transactions.

(2) Amounts presented are exclusive of the excise tax on share repurchases.

Performance Graph

The information contained in the Performance Graph shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The following graph compares the cumulative total stockholder return on our common stock, the Standard and Poor's ("S&P") 500 Index, and the S&P 500 Information Technology Index. The graph assumes that $100 (and the reinvestment of any dividends thereafter) was invested in our common stock, the S&P 500 Index and the S&P 500 Information Technology Index on December 31, 2020, and calculates the return annually through December 31, 2025. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
VeriSign, Inc.	$ 100	$ 117	$ 95	$ 95	$ 96	$ 113
S&P 500 Index	$ 100	$ 129	$ 105	$ 133	$ 166	196
S&P 500 Information Technology Index	$ 100	$ 135	$ 97	$ 152	$ 208	258

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations and assumptions and involve risks, uncertainties, and other important factors, including, among other things, statements regarding the Company's quarterly dividend and our expectations about the sufficiency of our existing cash, cash equivalents and marketable securities, and funds generated from operations, together with our borrowing capacity under the unsecured revolving credit facility. In some cases, you can identify forward-looking statements by terms such as "assumes," "could," "estimates," "forecasts," "may," "plans," "potential," "predicts," "projects," "should," "targets," "will," "would," "seeks," "expects," "anticipates," "intends," "believes" and similar language intended to identify forward-looking statements. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section titled "Risk Factors" in Part I, Item 1A of this Form 10-K. You should also carefully review the risks described in other documents we file from time to time with the SEC, including the Quarterly Reports on Form 10-Q or Current Reports on Form 8-K that we file in 2026. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Form 10-K. We undertake no obligation to update publicly or revise such statements, whether as a result of new information, future events, or otherwise, except as required by law.

This section of this Form 10-K generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Overview

We are a global provider of critical internet infrastructure and domain name registry services, enabling internet navigation for many of the world's most recognized domain names. We help enable the security, stability, and resiliency of the DNS and the internet by providing Root Zone Maintainer Services, operating two of the thirteen global internet root servers, and providing registration services and authoritative resolution for the *.com* and *.net* TLDs, which support the majority of global e-commerce.

As of December 31, 2025, we had 173.5 million *.com* and *.net* registrations in the domain name base. The number of domain names registered is largely driven by continued growth in online advertising, e-commerce, and the number of internet users, which is partially driven by greater availability of internet access, as well as marketing activities carried out by us and our registrars. The number of domain name registrations under our management may be negatively impacted by certain factors, including overall economic conditions, competition from ccTLDs, other gTLDs, services that offer alternatives for an online presence, and ongoing changes in the internet practices and behaviors of consumers and businesses. Factors such as the evolving practices and preferences of internet users, and how they navigate the internet, as well as the motivation of domain name registrants and how they will manage their investment in domain names, can negatively impact our business and the demand for new domain name registrations and renewals.

2025 Business Highlights and Trends

- We recorded revenues of $1,656.6 million in 2025, which represents an increase of 6% as compared to 2024.

- We recorded operating income of $1,121.0 million during 2025, which represents an increase of 6% as compared to 2024.

- We finished 2025 with 173.5 million *.com* and *.net* registrations in the domain name base, which represents a 2.6% increase from December 31, 2024.

- During 2025, we processed 41.7 million new domain name registrations for *.com* and *.net* compared to 37.4 million in 2024.

- The final *.com* and *.net* renewal rate for the third quarter of 2025 was 75.4% compared to 72.2% for the same quarter of 2024. Renewal rates are not fully measurable until 45 days after the end of the quarter.

- We repurchased 3.4 million shares of our common stock for an aggregate cost of $858.6 million in 2025. As of December 31, 2025, there was $1.08 billion remaining for future share repurchases under the share repurchase program.

- We generated cash flows from operating activities of $1,091.1 million in 2025, which represents an increase of 21% as compared to 2024.

- On February 3, 2026, our Board of Directors approved a 5.2% increase in the quarterly cash dividend to $0.81 per share of the Company's outstanding common stock to stockholders of record as of the close of business on February 19, 2026, payable on February 27, 2026.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates those estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. We believe the following critical accounting estimates and policies have the most significant impact on our consolidated financial statements:

Income taxes

We operate in multiple tax jurisdictions in the United States and internationally. Tax laws and regulations in these jurisdictions are complex, interrelated, and periodically changing. Significant judgment or interpretation of these laws and regulations is often required in determining our worldwide provision for income taxes, including, for example, the calculations of taxable income in each jurisdiction, deferred taxes, and the availability and amount of deductions and tax credits. We have recognized $233.2 million of deferred tax assets, net as of December 31, 2025. Our income tax expense was $242.8 million for the year ended December 31, 2025. The final taxes payable are also dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from various tax examinations. See Note 11, "Income Taxes" of our Notes to Consolidated Financial Statements in Item 8 of this Form 10-K for additional information.

Results of Operations

The following table presents information regarding our results of operations as a percentage of revenues:

	Year Ended December 31,		
	2025	2024	2023
Revenues	100.0 %	100.0 %	100.0 %
Costs and expenses:			
Cost of revenues	11.8	12.3	13.2
Research and development	6.3	6.2	6.1
Selling, general and administrative	14.2	13.6	13.7
Total costs and expenses	32.3	32.1	33.0
Operating income	67.7	67.9	67.0
Interest expense	(4.6)	(4.8)	(5.0)
Non-operating income, net	1.4	2.5	3.4
Income before income taxes	64.5	65.6	65.4
Income tax expense	(14.7)	(15.2)	(10.6)
Net income	49.8 %	50.4 %	54.8 %

Revenues

Our revenues are primarily derived from registrations for domain names in the *.com* and *.net* domain name registries. We also derive revenues from operating domain name registries and technical systems for several other gTLDs and one ccTLD, all of which are not significant in relation to our consolidated revenues. For domain names registered in the *.com* and *.net* registries, we receive a fee from registrars per annual registration that is determined pursuant to our agreements with ICANN. Individual customers, called registrants, contract directly with registrars or their resellers, and the registrars, who are our direct customers, in turn register the domain names with Verisign. Changes in revenues are driven largely by changes in the number of new domain name registrations and the renewal rate for existing registrations as well as the impact of new and prior price increases, to the extent permitted by ICANN and the DOC. New registrations and the renewal rate for existing registrations are impacted by continued growth in online advertising, e-commerce, and the number of internet users, as well as marketing activities carried out by us and our registrars. We also offer promotional incentive-based discount programs to registrars based upon market conditions and the business environment in which the registrars operate.

In November 2024, we renewed the *.com* Registry Agreement with ICANN, pursuant to which we will remain the sole registry operator for the *.com* registry through November 30, 2030. Under the *.com* Registry Agreement, we are permitted to increase the price of a *.com* domain name registration by up to 7% in each of the final four years of each six-year period. The current such six-year period began on October 26, 2024. We increased the annual registry-level wholesale fee for each new and renewal *.com* domain name registration from $9.59 to $10.26 effective September 1, 2024. Under the *.net* Registry Agreement, we are permitted to increase the price of *.net* domain name registrations by up to 10% each year during the term of our agreement with ICANN, through June 30, 2029. We increased the annual registry-level wholesale fee for each new and renewal *.net* domain name registration from $9.92 to $10.91 effective February 1, 2024. All fees paid to us for *.com* and *.net* registrations are in U.S. dollars.

A comparison of revenues is presented below:

	Year Ended December 31,				
	2025	% Change	2024	% Change	2023
	(Dollars in millions)				
Revenues	$ 1,656.6	6 %	$ 1,557.4	4 %	$ 1,493.1

The following table compares the *.com* and *.net* domain name registrations in the domain name base:

	As of December 31,				
	2025	% Change	2024	% Change	2023
.com and *.net* domain name registrations in the domain name base	173.5 million	3 %	169.0 million	(2)%	172.7 million

Revenues increased in 2025 compared to 2024, primarily due to the *.com* and *.net* price increases and an increase in the domain name base.

Demand for *.com* and *.net* domain names has been primarily driven by continued internet growth and marketing activities carried out by us and our registrars. However, the demand for *.com* and *.net* domain names may be limited by competitive pressure from other TLDs and alternatives for an online presence. Additionally, changes in internet practices, consumer behavior, and global economic conditions, as well as the motivation of existing domain name registrants managing their investment in domain names, such as for resale at increased prices or for revenue generation through website advertising, may impact demand for *.com* and *.net* domain names. Our domain name base increased during 2025 compared to 2024, with higher new registrations and renewal rates, as business conditions improved following a period of decline during 2024 and as registrars focus more on customer acquisition and have continued to engage with our marketing programs.

Geographic revenues

We generate revenues in the U.S.; Europe, the Middle East and Africa ("EMEA"); Australia, China, Japan, Singapore, and other Asia Pacific countries ("APAC"); and certain other countries, including Canada and Latin American countries.

The following table presents a comparison of the Company's geographic revenues:

	Year Ended December 31,				
	2025	% Change	2024	% Change	2023
	(Dollars in millions)				
U.S	$ 1,093.1	6 %	$ 1,035.5	4 %	$ 994.7
EMEA	279.4	12 %	249.6	9 %	228.2
APAC	184.6	5 %	175.7	1 %	174.8
Other	99.5	3 %	96.6	1 %	95.4
Total revenues	$ 1,656.6	6 %	$ 1,557.4	4 %	$ 1,493.1

Revenues in the table above are attributed to the country of domicile and the respective regions in which our registrars are located; however, this may differ from the regions where the registrars operate or where registrants are located. Revenue growth for each region may be impacted by registrars reincorporating, relocating, or from acquisitions or changes in affiliations of resellers. Revenue growth for each region may also be impacted by registrars domiciled in one region, registering domain names in another region. While revenues increased in all regions during 2025 compared to 2024, the majority of our revenue growth was generated from registrars based in the U.S. and EMEA.

Cost of revenues

Cost of revenues consists primarily of salaries and employee benefits expenses for our personnel who manage the operational systems, depreciation expenses, operational costs associated with the delivery of our services, fees paid to ICANN, customer support and training, costs of facilities and computer equipment used in these activities, telecommunications expense and allocations of indirect costs such as corporate overhead.

A comparison of cost of revenues is presented below:

		Year Ended December 31,			
	2025	% Change	2024	% Change	2023
			(Dollars in millions)		
Cost of revenues...	$ 196.3	3 %	$ 191.4	(3)%	$ 197.3

Cost of revenues increased in 2025 compared to 2024 primarily due to increases in compensation and benefits expenses and a combination of other individually insignificant factors, partially offset by a decrease in depreciation expenses. Compensation and benefits expenses increased by $5.0 million primarily due to annual salary increases, an increase in bonus expenses, and an increase in average headcount. Depreciation expenses decreased by $4.4 million due to a decrease in capital expenditures in recent periods.

Research and development

Research and development expenses consist primarily of costs related to research and development personnel, including salaries and other personnel-related expenses, consulting fees, facilities costs, computer and communications equipment, support services used in our service and technology development, and allocations of indirect costs such as corporate overhead.

A comparison of research and development expenses is presented below:

		Year Ended December 31,			
	2025	% Change	2024	% Change	2023
			(Dollars in millions)		
Research and development...	$ 103.6	7 %	$ 96.7	6 %	$ 91.0

Research and development expenses increased in 2025 compared to 2024 primarily due to an increase in compensation and benefit expenses and a combination of several other individually insignificant factors. Compensation and benefits expenses increased by $5.1 million primarily due to annual salary increases and an increase in bonus expenses.

Selling, general and administrative

Selling, general and administrative expenses consist primarily of salaries and other personnel-related expenses for our executive, administrative, legal, finance, information technology, human resources, sales, and marketing personnel, travel and related expenses, trade shows, costs of computer and communications equipment and support services, consulting and professional service fees, costs of marketing programs, costs of facilities, management information systems, support services, and certain tax and license fees, offset by allocations of indirect costs such as facilities and shared services expenses to other cost types.

A comparison of selling, general and administrative expenses is presented below:

		Year Ended December 31,			
	2025	% Change	2024	% Change	2023
			(Dollars in millions)		
Selling, general and administrative	$ 235.7	12 %	$ 211.1	3 %	$ 204.2

Selling, general and administrative expenses increased in 2025 compared to 2024 primarily due to increases in compensation and benefits expenses, stock-based compensation expenses, equipment and software expenses, and legal expenses. Compensation and benefits expenses increased by $9.7 million primarily due to an increase in bonus expenses, higher expenses for certain employee health-insurance related benefits, annual salary increases, and an increase in average headcount. Stock-based compensation expense increased by $7.2 million primarily due to an increase in the total projected achievement levels on certain performance-based RSU grants and an increase in the value of RSU grants awarded in 2025. Equipment and software expenses increased by $4.5 million primarily due to increases in expenses related to network security and other software services. Legal expenses increased by $4.2 million due to an increase in litigation expenses and other external legal costs.

Interest expense

Interest expense increased slightly during 2025 compared to 2024 primarily due to the period of overlap between the issuance of $500.0 million of senior unsecured notes due June 2032 ("2032 Notes") and repayment of $500.0 million aggregate principal amount of outstanding senior unsecured notes due April 2025 ("2025 Notes").

Non-operating income, net

The following table presents the components of non-operating income, net:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
Interest income	$ 26.5	$ 37.4	$ 46.1
Other, net	(2.0)	1.6	5.1
Total non-operating income, net	$ 24.5	$ 39.0	$ 51.2

Interest income is earned primarily from the Company's surplus cash balances and marketable securities. The decrease in interest income in 2025 primarily reflects the lower amounts invested in debt securities in 2025 and slightly lower interest rates on our investments in debt securities compared to 2024. Other, net, reflects net gains and losses from the Company's foreign currency exposure and related hedges.

Income tax expense

	Year Ended December 31,		
	2025	2024	2023
	(Dollars in millions)		
Income tax expense	$ 242.8	$ 236.2	$ 158.9
Effective tax rate	22.7 %	23.1 %	16.3 %

The effective tax rate for each of the periods in the table above differed from the statutory federal rate of 21%, due to state income taxes and U.S. taxes on foreign earnings, net of foreign tax credits, offset by a lower foreign effective tax rate.

House Resolution 1, commonly referred to as the One Big Beautiful Bill Act, was enacted into law on July 4, 2025 (the "Act"). The tax regulations included in the Act did not have a material impact on our effective tax rate for 2025 and we do not expect it to have a material impact in future years.

As of December 31, 2025, we had deferred tax assets arising from deductible temporary differences, tax losses, and tax credits of $234.2 million, net of valuation allowances, but before the offset of certain deferred tax liabilities. With the exception of a portion of deferred tax assets related to intellectual property, certain state and foreign net operating loss and foreign tax credit carryforwards, we believe it is more likely than not that the tax effects of the deferred tax liabilities, together with future taxable income, will be sufficient to fully recover the remaining deferred tax assets.

Liquidity and Capital Resources

The following table presents our principal sources of liquidity:

	As of December 31,	
	2025	2024
	(In millions)	
Cash and cash equivalents	$ 307.9	$ 206.7
Marketable securities	272.6	393.2
Total	$ 580.5	$ 599.9

The marketable securities primarily consist of debt securities issued by the U.S. Treasury meeting the criteria of our investment policy, which is focused on the preservation of our capital through investment in investment grade securities. The cash equivalents consist of amounts invested in money market funds, time deposits and U.S. Treasury bills purchased with original maturities of three months or less. As of December 31, 2025, all of our debt securities have contractual maturities of less than one year. Our cash and cash equivalents are readily accessible. For additional information on our investment portfolio, see Note 2, "Financial Instruments," of our Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

Effective July 24, 2025, our Board of Directors authorized the repurchase of our common stock in the amount of $913.1 million, in addition to the $586.9 million that remained available for repurchases under the share repurchase program, for a total repurchase authorization of up to $1.50 billion under the program. In 2025, we repurchased 3.4 million shares of our common stock at an average stock price of $252.42 for an aggregate cost of $858.6 million under our share repurchase program. In 2024, we repurchased 6.6 million shares of our common stock at an average stock price of $183.84 for an aggregate cost of $1.21 billion. As of December 31, 2025, there was approximately $1.08 billion remaining available for future share repurchases under the share repurchase program.

In April 2025, we initiated a quarterly cash dividend. In 2025, we paid dividends of $215.2 million. On February 3, 2026, our Board of Directors declared a cash dividend of $0.81 per share of the Company's outstanding common stock to stockholders of record as of the close of business on February 19, 2026, payable on February 27, 2026. We intend to continue to pay a cash dividend on a quarterly basis, subject to market conditions and approval by the Board of Directors.

On March 11, 2025, we issued $500.0 million of the 2032 Notes. On March 31, 2025, we used the net proceeds from the 2032 Notes, along with cash on hand, to fund the repayment of all of our $500.0 million aggregate principal amount of outstanding 2025 Notes. As of December 31, 2025, we also had $750.0 million principal amount outstanding of 2.70% senior unsecured notes due 2031 and $550.0 million principal amount outstanding of 4.75% senior unsecured notes due 2027. As of December 31, 2025, we had no outstanding borrowings and $200.0 million in borrowing capacity under our credit facility which matures in 2028.

We believe existing cash, cash equivalents and marketable securities, and funds generated from operations, together with our ability to arrange for additional financing should be sufficient to meet our working capital, capital expenditure requirements, fund our quarterly dividend, and to service our debt for the next 12 months and beyond. We regularly assess our cash management approach and activities in view of our current and potential future needs. Our most significant future cash requirements include interest and principal payments on the senior notes issuances described above, income tax payments, purchase obligations and registry fees related to the operation of certain top-level domains. These items are detailed in Note 12, "Commitments and Contingencies" of our Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

In summary, our cash flows were as follows:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
Net cash provided by operating activities	$ 1,091.1	$ 902.6	$ 853.8
Net cash provided by (used in) investing activities	109.1	286.3	(97.4)
Net cash used in financing activities	(1,102.8)	(1,221.5)	(889.8)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	(0.8)	(0.1)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 97.4	$ (33.4)	$ (133.5)

Cash flows from operating activities

Our largest source of operating cash flows is cash collections from our customers. Our primary uses of cash from operating activities are for personnel-related expenditures and other general operating expenses, as well as payments related to taxes, interest and facilities.

Net cash provided by operating activities increased in 2025 compared to 2024 primarily due to an increase in cash received from customers, decreases in cash paid for income taxes and cash paid to employees and vendors, partially offset by an increase in cash paid for interest. Cash received from customers increased primarily due to the *.com* and *.net* price increases and higher *.com* domain name registrations and renewals. Cash paid for income taxes decreased primarily due to the enactment of the Act which restored the immediate deduction of research and development expenditures for U.S. federal income taxes. Cash paid to employees and vendors decreased primarily due to the timing of payments. Cash paid for interest increased due to the payment of interest on our 2032 Notes in June 2025.

Cash flows from investing activities

The changes in cash flows from investing activities primarily relate to purchases, maturities and sales of marketable securities, and purchases of property and equipment.

Net cash provided by investing activities decreased in 2025 compared to 2024 primarily due to a decrease in proceeds from maturities and sales of marketable securities, net of purchases of marketable securities, and a decrease in purchases of property and equipment.

Cash flows from financing activities

The changes in cash flows from financing activities primarily relate to proceeds from and repayment of borrowings, share repurchases, dividend payments, payment of excise tax on share repurchases, and proceeds from our employee stock purchase plan.

Net cash used in financing activities decreased in 2025 compared to 2024 primarily due to proceeds received from the issuance of our 2032 Notes and a decrease in share repurchases, partially offset by the repayment of our 2025 Notes, dividend payments to shareholders, and an increase in the excise tax paid on share repurchases.

Dilution from RSUs

Grants of stock-based awards are key components of the compensation packages we provide to attract and retain certain of our employees and align their interests with the interests of existing stockholders. We recognize that these stock-based awards dilute existing stockholders and have sought to control the number granted while providing competitive compensation packages. As of December 31, 2025, there were a total of 0.7 million unvested RSUs which represent potential dilution of less than 1.0%. This maximum potential dilution will only result if all outstanding RSUs vest and are settled. In recent years, our stock repurchase program has more than offset the dilutive effect of RSU grants to employees; however, we may reduce the level of our stock repurchases in the future if and as we use our available cash for other purposes.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in interest rates and foreign exchange rates. We have not entered into any market risk sensitive instruments for trading purposes.

Interest Rate Sensitivity

The fixed income securities in our investment portfolio are subject to interest rate risk. As of December 31, 2025, we had $318.4 million of fixed income securities, which consisted of U.S. Treasury bills with maturities of less than one year. A hypothetical change in interest rates by 100 basis points would not have a significant impact on the fair value of our investments.

Foreign Exchange Risk Management

We conduct business in several countries and transact in multiple foreign currencies. The functional currency for all of our international subsidiaries is the U.S. dollar. Our foreign currency risk management program is designed to mitigate foreign exchange risks associated with monetary assets and liabilities of our operations that are denominated in currencies other than the U.S. dollar. The primary objective of this program is to minimize the gains and losses to income resulting from fluctuations in exchange rates. We may choose not to hedge certain foreign exchange exposures due to immateriality, prohibitive economic cost of hedging particular exposures, and limited availability of appropriate hedging instruments. We do not enter into foreign currency transactions for trading or speculative purposes, nor do we hedge foreign currency exposures in a manner that entirely offsets the effects of changes in exchange rates. The program may entail the use of forward or option contracts, which are usually placed and adjusted monthly. These foreign currency forward contracts are derivatives and are recorded at fair market value. We attempt to limit our exposure to credit risk by executing foreign exchange contracts with financial institutions that have investment grade ratings.

As of December 31, 2025, we held foreign currency forward contracts in notional amounts totaling $67.7 million to mitigate the impact of exchange rate fluctuations associated with certain foreign currencies. Gains or losses on the foreign currency forward contracts would be largely offset by the remeasurement of our foreign currency denominated assets and liabilities, resulting in an insignificant net impact to income. Net gains and losses from the Company's foreign currency exposure and related hedges are included in Non-operating income, net on the Consolidated Statements of Comprehensive Income.

A hypothetical uniform 10% strengthening or weakening in the value of the U.S. dollar relative to the foreign currencies in which our revenues and expenses are denominated would not result in a significant impact to our financial statements.

Market Risk Management

The fair market values of our senior notes are subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. As of December 31, 2025, the aggregate fair value of the senior notes was $1.75 billion, based on available market information from public data sources.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

VERISIGN FORM 10-K

2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
VeriSign, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of VeriSign, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 5, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of accounting for income taxes

As discussed in Notes 1 and 11 to the consolidated financial statements, the Company recognized $233.2 million of deferred tax assets, net as of December 31, 2025. The Company's income tax expense was $242.8 million for the year ended December 31, 2025. The Company conducts business globally and consequently is subject to U.S. federal, state, as well as foreign income taxes in the jurisdictions it operates. The Company exercises judgment in the application of complex tax regulations in multiple jurisdictions.

We identified the evaluation of the accounting for income taxes as a critical audit matter. Evaluating the Company's application of complex tax regulations in the domestic and foreign jurisdictions it operates and the impact of those regulations on U.S. federal, state, and foreign income tax provisions required complex auditor judgment, and the use of tax professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's income tax process, including controls related to the application of complex tax regulations in the Company's various tax jurisdictions and the impact on the Company's U.S. federal, state, and foreign income tax provision. We involved domestic and international tax professionals with specialized skills and knowledge in various tax jurisdictions who assisted in evaluating the Company's analyses over the application of complex tax regulations in those jurisdictions.

/s/ KPMG LLP
We have served as the Company's auditor since 1995.

McLean, Virginia
February 5, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
VeriSign, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited VeriSign, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 5, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

McLean, Virginia
February 5, 2026

VERISIGN, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except par value)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 307.9	$ 206.7
Marketable securities	272.6	393.2
Other current assets	72.0	63.9
Total current assets	652.5	663.8
Property and equipment, net	213.7	224.5
Goodwill	52.5	52.5
Deferred tax assets	233.2	281.3
Deposits to acquire intangible assets	145.2	145.0
Other long-term assets	28.8	39.4
Total long-term assets	673.4	742.7
Total assets	$ 1,325.9	$ 1,406.5
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable and accrued liabilities	$ 298.0	$ 257.8
Deferred revenues	1,035.1	973.5
Current senior notes	—	299.8
Total current liabilities	1,333.1	1,531.1
Long-term deferred revenues	349.4	330.7
Long-term senior notes	1,788.2	1,492.5
Long-term tax and other liabilities	9.4	10.1
Total long-term liabilities	2,147.0	1,833.3
Total liabilities	3,480.1	3,364.4
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock—par value $.001 per share; Authorized shares: 5.0; Issued and outstanding shares: none	—	—
Common stock and additional paid-in capital—par value $.001 per share; Authorized shares: 1,000; Issued shares: 355.6 at December 31, 2025 and 355.2 at December 31, 2024; Outstanding shares: 91.9 at December 31, 2025 and 95.0 at December 31, 2024	9,623.5	10,645.3
Accumulated deficit	(11,775.0)	(12,600.7)
Accumulated other comprehensive loss	(2.7)	(2.5)
Total stockholders' deficit	(2,154.2)	(1,957.9)
Total liabilities and stockholders' deficit	$ 1,325.9	$ 1,406.5

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenues	$ 1,656.6	$ 1,557.4	$ 1,493.1
Costs and expenses:			
Cost of revenues	196.3	191.4	197.3
Research and development	103.6	96.7	91.0
Selling, general and administrative	235.7	211.1	204.2
Total costs and expenses	535.6	499.2	492.5
Operating income	1,121.0	1,058.2	1,000.6
Interest expense	(77.0)	(75.3)	(75.3)
Non-operating income, net	24.5	39.0	51.2
Income before income taxes	1,068.5	1,021.9	976.5
Income tax expense	(242.8)	(236.2)	(158.9)
Net income	825.7	785.7	817.6
Other comprehensive (loss) income	(0.2)	0.1	0.1
Comprehensive income	$ 825.5	$ 785.8	$ 817.7
Earnings per share:			
Basic	$ 8.83	$ 8.01	$ 7.91
Diluted	$ 8.81	$ 8.00	$ 7.90
Shares used to compute earnings per share			
Basic	93.5	98.1	103.4
Diluted	93.8	98.2	103.5

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(In millions, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Total stockholders' deficit, beginning of period	$ (1,957.9)	$ (1,581.0)	$ (1,562.2)
Common stock and additional paid-in capital			
Beginning balance	10,645.3	11,808.0	12,644.5
Repurchase of common stock	(881.6)	(1,225.6)	(901.4)
Common stock cash dividends	(215.2)	—	—
Stock-based compensation	70.6	62.1	60.8
Issuance of common stock under stock plans	12.3	12.3	12.3
Excise tax on repurchase of common stock	(7.9)	(11.5)	(8.2)
Balance, end of period	9,623.5	10,645.3	11,808.0
Accumulated deficit			
Beginning balance	(12,600.7)	(13,386.4)	(14,204.0)
Net income	825.7	785.7	817.6
Balance, end of period	(11,775.0)	(12,600.7)	(13,386.4)
Accumulated other comprehensive loss			
Beginning balance	(2.5)	(2.6)	(2.7)
Other comprehensive (loss) income	(0.2)	0.1	0.1
Balance, end of period	(2.7)	(2.5)	(2.6)
Total stockholders' deficit, end of period	$ (2,154.2)	$ (1,957.9)	$ (1,581.0)
Cash dividends declared per common share	$ 2.31	$ —	$ —

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 825.7	$ 785.7	$ 817.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property and equipment	31.2	36.9	44.1
Stock-based compensation expense	69.7	61.1	59.7
Amortization of discount on investments in debt securities	(11.6)	(21.1)	(27.8)
Other, net	6.5	3.6	3.3
Changes in operating assets and liabilities:			
Other assets	(1.4)	(12.4)	(1.5)
Other liabilities	42.7	(28.9)	(2.2)
Deferred revenues	80.2	58.1	27.0
Net deferred income taxes	48.1	19.6	(66.4)
Net cash provided by operating activities	1,091.1	902.6	853.8
Cash flows from investing activities:			
Proceeds from maturities and sales of marketable securities	704.3	1,195.1	1,278.9
Purchases of marketable securities	(572.2)	(880.7)	(1,330.5)
Purchases of property and equipment	(22.8)	(28.1)	(45.8)
Other investing activities	(0.2)	—	—
Net cash provided by (used in) investing activities	109.1	286.3	(97.4)
Cash flows from financing activities:			
Repurchases of common stock	(881.6)	(1,225.6)	(901.4)
Repayment of borrowings	(500.0)	—	—
Proceeds from senior note issuance, net of issuance costs	493.3	—	—
Payment of dividends	(215.2)	—	—
Proceeds from employee stock purchase plan	12.3	12.3	12.3
Payment of excise tax on repurchases of common stock	(11.6)	(8.2)	—
Other financing activities	—	—	(0.7)
Net cash used in financing activities	(1,102.8)	(1,221.5)	(889.8)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	(0.8)	(0.1)
Net increase (decrease) in cash, cash equivalents and restricted cash	97.4	(33.4)	(133.5)
Cash, cash equivalents, and restricted cash at beginning of period	212.1	245.5	379.0
Cash, cash equivalents, and restricted cash at end of period	$ 309.5	$ 212.1	$ 245.5

See accompanying Notes to Consolidated Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

VeriSign, Inc. ("Verisign" or "the Company") was incorporated in Delaware on April 12, 1995. The Company has one reportable segment. The Company helps enable the security, stability, and resiliency of the Domain Name System ("DNS") and the internet by providing Root Zone Maintainer services, operating two of the thirteen global internet root servers, and providing registration services and authoritative resolution for the *.com* and *.net* top-level domains, which support the majority of global e-commerce.

Basis of Presentation

The accompanying consolidated financial statements of Verisign and its subsidiaries have been prepared in conformity with generally accepted accounting principles ("GAAP") in the United States ("U.S."). All significant intercompany accounts and transactions have been eliminated.

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Significant Accounting Policies

Cash and Cash Equivalents

Verisign considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include certain money market funds, debt securities and various deposit accounts. Verisign maintains its cash and cash equivalents with financial institutions that have investment grade ratings and, as part of its cash management process, performs periodic evaluations of the relative credit standing of these financial institutions.

Marketable Securities

Marketable securities primarily consist of debt securities issued by the U.S. Treasury. All marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses, net of taxes, are reported as a component of Accumulated other comprehensive loss. The specific identification method is used to determine the cost basis of the marketable securities sold. The Company classifies its marketable securities as current based on their nature and availability for use in current operations. The Company amortizes the discount on debt securities purchased below par value over the term of the instrument, and recognizes the amounts as interest income included in Non-operating income, net.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of 35 to 47 years for buildings, 10 years for building improvements and three years to six years for computer equipment, software, office equipment, and furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or associated lease terms. Certain assets included in Property and equipment, net on the Consolidated Balance Sheets were classified as held for sale. These assets were not material.

Capitalized Software

Software included in property and equipment includes amounts paid for purchased software and development costs for internally developed software. The Company capitalized $6.0 million and $6.7 million of costs related to internally developed software during 2025 and 2024, respectively.

Goodwill and Other Long-lived Assets

Goodwill represents the excess of purchase consideration over fair value of net assets of businesses acquired. The Company has only one reporting unit, which has a negative carrying value. Therefore, the goodwill is not subject to impairment.

Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or asset group, may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business. Recoverability

VERISIGN FORM 10-K

2025

of assets to be held and used is measured by a comparison of the carrying amount of an asset, or asset group, to estimated undiscounted future cash flows expected to be generated by the asset, or asset group. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

As of December 31, 2025, the Company's assets include a deposit related to the purchase of the contractual rights to the *.web* gTLD. The amount paid to date has been recorded as a deposit until such time that the contractual rights are transferred to the Company. This asset would be tested for recoverability if the Company were to determine that it is no longer probable that the rights will be transferred. At the time of the transfer of the contractual rights, the Company will record the amount as an indefinite-lived intangible asset subject to review for impairment on an annual basis or more frequently if events or changes in circumstances indicate that an impairment is more likely than not.

Foreign Currency Remeasurement

Verisign conducts business in several different countries and transacts in multiple currencies. The functional currency for all of Verisign's international subsidiaries is the U.S. dollar. The Company's subsidiaries' financial statements are remeasured into U.S. dollars using a combination of current and historical exchange rates and any remeasurement gains and losses are included in Non-operating income, net. The Company recognized net remeasurement gains of $14.7 million in 2023. Net remeasurement gains and losses were not significant in 2025 and 2024.

Verisign maintains a foreign currency risk management program designed to mitigate foreign exchange risks associated with the monetary assets and liabilities that are denominated in currencies other than the U.S. dollar. The primary objective of this program is to minimize the gains and losses resulting from fluctuations in exchange rates. The Company does not enter into foreign currency transactions for trading or speculative purposes, nor does it hedge foreign currency exposures in a manner that entirely offsets the effects of changes in exchange rates. The program may entail the use of forward or option contracts, which are derivatives and are recorded at fair market value. The Company records gains and losses on foreign currency forward contracts in Non-operating income, net. The Company recognized a $9.8 million loss related to foreign currency forward contracts in 2023. Gains and losses related to foreign currency forward contracts were not significant in 2025 and 2024.

As of December 31, 2025, Verisign held foreign currency forward contracts in notional amounts totaling $67.7 million to mitigate the impact of exchange rate fluctuations associated with certain assets and liabilities held in foreign currencies.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues primarily arise from fixed fees charged to registrars for the initial registration or renewal of *.com*, *.net*, and other domain names. Individual customers, called registrants, contract directly with registrars or their resellers, and the registrars, who are our direct customers, in turn register the domain names with Verisign. Fees for domain name registrations and renewals are generally due at the time of registration or renewal. Domain name registration terms range from one year up to ten years.

Most customers either maintain a deposit with Verisign or provide an irrevocable letter of credit in excess of the amounts owed. Verisign also offers promotional incentive-based discount programs to its registrars based upon market conditions and the business environment in which the registrars operate. Amounts payable for these programs are recorded as a reduction of revenue.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Each domain name registration or renewal is considered a separate optional purchase and represents a single performance obligation, which is to allow its registration and maintain that registration (by allowing updates, DNS resolution and Whois and Registration Data Access Protocol services, which allow users to find information about registered domain names) through the registration term. These services are provided continuously throughout each registration term, and as such, revenues from the initial registration or renewal of domain names are deferred and recognized ratably over the registration term. Fees for renewals and advance extensions to the existing term are deferred until the new incremental period commences. These fees are then recognized ratably over the renewal or extension term.

<u>Costs Incurred to Obtain a Contract</u>

The Company recognizes the fees payable to ICANN for each annual term of domain name registrations and renewals as an asset, which is amortized on a straight-line basis over the related registration term. These assets are included in Other current assets and Other long-term assets.

Income Taxes

Verisign uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not. The Company does not consider various minimum taxes imposed in certain jurisdictions for purposes of evaluating whether a deferred tax asset will be realized. For every tax-paying component and within each tax jurisdiction, all deferred tax liabilities and assets are offset and presented as a single net noncurrent asset or liability.

The Company recognizes the U.S. income tax effect of future global intangible low-taxed income inclusions in the period in which they arise.

The Company's income taxes payable are reduced by the tax benefits from restricted stock unit ("RSU") vestings equal to the fair market value of the stock at the vesting date. If the income tax benefit at the vesting date differs from the income tax benefit recorded based on the grant date fair value of the RSUs, the excess or shortfall of the tax benefit is recognized within income tax expense.

Verisign operates in multiple tax jurisdictions in the United States and internationally. Tax laws and regulations in these jurisdictions are complex, interrelated, and periodically changing. Significant judgment or interpretation of these laws and regulations is often required in determining the Company's worldwide provision for income taxes, including, for example, the calculations of taxable income in each jurisdiction, deferred taxes, and the availability and amount of deductions and tax credits. The final taxes payable are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from various tax examinations. The Company only recognizes tax positions taken or expected to be taken on its tax returns that are more likely than not to be sustained upon examination, and records a tax benefit amount that is more likely than not to be realized upon ultimate settlement with the taxing authority. The Company adjusts its estimate of unrecognized tax benefits in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in an outcome that is materially different from the estimate. See Note 11, "Income Taxes," for details of the changes to the Company's unrecognized tax benefits for the periods presented.

Stock-based Compensation

The Company's stock-based compensation consists of RSUs granted to employees and the employee stock purchase plan ("ESPP"). Stock-based compensation expense is typically recognized ratably over the requisite service period. Forfeitures of stock-based awards are recognized as they occur. As substantially all of the RSUs granted by the Company are routine annual grants, none of the awards are designed to be spring-loaded, and as such, the Company does not adjust the market price of its common stock when estimating the grant-date fair value of these awards. The Company also grants RSUs which include performance conditions, and in some cases market conditions, to certain executives. The expense for these performance-based RSUs is recognized based on the probable outcome of the performance conditions. The expense recognized for awards with market conditions is based on the grant date fair value of the awards including the impact of the market conditions, using a Monte Carlo simulation model. The Company uses the Black-Scholes option pricing model to determine the fair value of its ESPP offerings. The determination of the fair value of stock-based payment awards using the Monte Carlo simulation model or the Black-Scholes option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables.

Earnings per Share

The Company computes basic earnings per share by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share gives effect to dilutive potential common shares, including unvested RSUs and ESPP offerings, using the treasury stock method.

Fair Value of Financial Instruments

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3: Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Legal Proceedings

Verisign is involved in various investigations, claims and lawsuits arising in the normal conduct of its business, none of which, in its opinion, will have a material adverse effect on its financial condition, results of operations, or cash flows. The Company can provide no assurance that it will prevail in any litigation. Regardless of the outcome, any litigation may require the Company to incur significant litigation expense and may result in significant diversion of management attention.

While certain legal proceedings and related indemnification obligations to which the Company is a party specify the amounts claimed, such claims may not represent reasonably possible losses. Given the inherent uncertainties of the litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of possible loss or range of loss, if any, be reasonably estimated, except in circumstances where an aggregate litigation accrual has been recorded for probable and reasonably estimable loss contingencies. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. The Company does not believe that any such matter currently being reviewed will have a material adverse effect on its financial condition, results of operations, or cash flows.

Adoption of New Accounting Standards

The Company adopted Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This guidance has been applied prospectively. The adoption of ASU 2023-09 did not have a material impact on the Company's consolidated financial statements. Refer to Note 11, "Income Taxes," for income tax disclosures.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires additional disclosure of certain costs and expenses within the notes to the financial statements. This guidance will be effective for our 2027 Form 10-K. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which clarifies and modernizes certain aspects of the accounting for and disclosure of internal-use software costs. The ASU does not change what types of costs are capitalized or when internal-use software cost capitalization ceases. This guidance will be effective for the Company in 2028. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Note 2. Financial Instruments

Cash, Cash Equivalents, and Marketable Securities

The following table summarizes the Company's cash, cash equivalents, and marketable securities and the fair value categorization of the financial instruments measured at fair value on a recurring basis:

	As of December 31,	
	2025	2024
	(In millions)	
Cash	$ 18.5	$ 21.7
Time deposits	1.9	1.8
Money market funds (Level 1)	243.3	188.6
Debt securities issued by the U.S. Treasury (Level 1)	318.4	393.2
Total	$ 582.1	$ 605.3
Cash and cash equivalents	$ 307.9	$ 206.7
Restricted cash (included in Other long-term assets)	1.6	5.4
Total Cash, cash equivalents, and restricted cash	309.5	212.1
Marketable securities	272.6	393.2
Total	$ 582.1	$ 605.3

The gross and net unrealized gains and losses included in the fair value of the debt securities were not significant for the periods presented. All of the debt securities held as of December 31, 2025 are scheduled to mature in less than one year.

Fair Value Measurements

The fair value of the Company's investments in money market funds approximates their face value. Such instruments are included in Cash and cash equivalents. The fair value of the debt securities consisting of U.S. Treasury bills is based on their quoted market prices. Debt securities purchased with original maturities in excess of three months are included in Marketable securities. The fair value of the Company's foreign currency forward contracts is based on foreign currency rates quoted by banks or foreign currency dealers and other public data sources. The fair value of all of these financial instruments are classified as Level 1 in the fair value hierarchy.

As of December 31, 2025, the Company's other financial instruments include cash, accounts receivable, restricted cash, and accounts payable whose carrying values approximated their face values. The aggregate fair value of the Company's senior notes is $1.75 billion and $1.69 billion as of December 31, 2025 and 2024, respectively. The fair values of these debt instruments are based on available market information from public data sources and are classified as Level 2.

Note 3. Selected Balance Sheet Items

Other Current Assets

Other current assets consist of the following:

	As of December 31,	
	2025	2024
	(In millions)	
Prepaid expenses	$ 28.1	$ 30.8
Prepaid registry fees	26.6	24.3
Accounts receivable, net	7.7	5.6
Taxes receivable	7.2	2.2
Other	2.4	1.0
Total other current assets	$ 72.0	$ 63.9

Property and Equipment, Net

The following table presents the detail of property and equipment, net:

	As of December 31,	
	2025	2024
	(In millions)	
Computer equipment and software	$ 425.4	$ 418.7
Buildings and building improvements	266.7	264.8
Land	37.9	37.9
Office equipment and furniture	11.8	11.1
Capital work in progress	12.4	16.9
Leasehold improvements	1.7	1.6
Total cost	755.9	751.0
Less: accumulated depreciation	(542.2)	(526.5)
Total property and equipment, net	$ 213.7	$ 224.5

Substantially all of the Company's property and equipment were held in the U.S. for both periods presented.

Goodwill

The following table presents the detail of goodwill:

	As of December 31,	
	2025	2024
	(In millions)	
Goodwill, gross	$ 1,537.8	$ 1,537.8
Accumulated goodwill impairment	(1,485.3)	(1,485.3)
Total goodwill	$ 52.5	$ 52.5

There was no impairment of goodwill or other long-lived assets recognized in any of the periods presented.

Deposits to Acquire Intangible Assets

The Company's Deposits to acquire intangible assets represents the $145.2 million paid for the future assignment to the Company of contractual rights to the *.web* gTLD, pending resolution of objections by other applicants, and approval from ICANN.

Other Long-Term Assets

Other long-term assets consist of the following:

	As of December 31,	
	2025	2024
	(In millions)	
Operating lease right-of-use asset	$ 9.8	$ 9.3
Long-term prepaid registry fees	8.4	8.2
Long-term prepaid expenses	6.5	13.5
Restricted cash	1.6	5.4
Other	2.5	3.0
Total other long-term assets	$ 28.8	$ 39.4

The prepaid registry fees in the tables above primarily relate to the fees the Company pays to ICANN for each annual term of *.com* domain name registrations and renewals which are deferred and amortized over the domain name registration term. The amount of prepaid registry fees as of December 31, 2025 reflects amortization of $42.0 million during 2025 which was recorded in Cost of Revenues.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	As of December 31,	
	2025	**2024**
	(In millions)	
Accounts payable and accrued expenses	$ 13.8	$ 10.6
Customer deposits	92.6	64.6
Accrued employee compensation	77.2	66.9
Taxes payable	64.0	65.8
Interest payable	15.1	19.5
Accrued registry fees	13.4	12.6
Customer incentives payable	13.2	8.9
Current operating lease liabilities	5.8	5.2
Other accrued liabilities	2.9	3.7
Total accounts payable and accrued liabilities	$ 298.0	$ 257.8

Customer deposits varies from period to period due to the timing of payments from certain large customers. Accrued employee compensation primarily consists of liabilities for employee leave, salaries, payroll taxes, employee contributions to the employee stock purchase plan, and incentive compensation.

Long-term Tax and Other Liabilities

Long-term tax and other liabilities consist of the following:

	As of December 31,	
	2025	**2024**
	(In millions)	
Long-term tax liabilities	$ 5.4	$ 6.1
Long-term operating lease liabilities	4.0	4.0
Long-term tax and other liabilities	$ 9.4	$ 10.1

Note 4. Debt

Senior Notes

The following table summarizes information related to our senior notes:

	Issuance Date	Maturity Date	Interest Rate	Principal	
				As of December 31,	
				2025	**2024**
				(in millions except interest rates)	
Senior notes due 2025	March 27, 2015	April 1, 2025	5.25 %	$ —	$ 500.0
Senior notes due 2027	July 5, 2017	July 15, 2027	4.75 %	550.0	550.0
Senior notes due 2031	June 8, 2021	June 15, 2031	2.70 %	750.0	750.0
Senior notes due 2032	March 11, 2025	June 1, 2032	5.25 %	500.0	—
Less: unamortized issuance costs				(11.8)	(7.7)
Total senior notes				1,788.2	1,792.3
Less: current portion of senior notes due 2025				—	(299.8)
Total long-term senior notes				$ 1,788.2	$ 1,492.5

On March 11, 2025, the Company issued $500.0 million of 5.25% senior unsecured notes due June 1, 2032 ("2032 Notes"). The 2032 Notes were issued at 99.581% of par value. Interest payments on the 2032 Notes commenced June 1, 2025 and are due semi-annually. The total discount and issuance costs of $6.7 million are presented on the balance sheet as a reduction of the debt obligation and are being amortized to Interest expense over the 7-year term of the notes.

On March 31, 2025, the Company used the net proceeds from the 2032 Notes and cash on hand to fund the repayment of all of its $500.0 million aggregate principal amount of outstanding 5.25% senior unsecured notes ("2025 Notes"), prior to their maturity on April 1, 2025.

The $750.0 million of 2.70% senior unsecured notes due June 15, 2031 were issued at 99.712% of par value. The $550.0 million of 4.75% senior unsecured notes due July 15, 2027 were issued at par. All outstanding senior notes are senior unsecured obligations of the Company. Each of the senior notes issuances is redeemable, in whole or in part, at the Company's option at times and redemption prices specified in the indentures. Interest is payable on each of the senior notes semi-annually. Cash paid for interest was $78.7 million in 2025 and $72.8 million each in 2024 and 2023.

2023 Credit Facility

On December 6, 2023, the Company entered into a credit agreement for a $200.0 million committed unsecured revolving credit facility (the "2023 Credit Facility") which takes the place of its prior unsecured revolving credit facility. The 2023 Credit Facility includes a financial covenant requiring that the Company's leverage ratio not exceed 4.0 to 1.0, which may be increased subject to certain conditions defined in the 2023 Credit Facility Agreement. As of December 31, 2025, there were no borrowings outstanding under the 2023 Credit Facility, and the Company was in compliance with the financial covenants. The 2023 Credit Facility expires on December 6, 2028, at which time any outstanding borrowings are due. Verisign may from time to time request lenders to agree on a discretionary basis to increase the commitment amount by up to an aggregate of $150.0 million.

Note 5. Stockholders' Deficit

Treasury Stock

Treasury stock is accounted for under the cost method. Treasury stock includes shares repurchased under stock repurchase programs and shares withheld in lieu of the tax withholding due upon vesting of RSUs.

Effective July 24, 2025, the Company's Board of Directors authorized the repurchase of its common stock in the amount of approximately $913.1 million, in addition to the $586.9 million that remained available for repurchases under the share repurchase program, for a total authorization of up to $1.50 billion under the program. The program has no expiration date. Purchases made under the program could be effected through open market transactions, block purchases, accelerated share repurchase agreements or other negotiated transactions. As of December 31, 2025, there was approximately $1.08 billion remaining available for repurchases under the program.

The summary of the Company's common stock repurchases are as follows:

	2025		2024		2023	
	Shares	**Average Price**	**Shares**	**Average Price**	**Shares**	**Average Price**
	(In millions, except average price amounts)					
Total repurchases under the repurchase plans	3.4	$252.42	6.6	$183.84	4.2	$210.28
Total repurchases for tax withholdings	0.1	$247.80	0.1	$188.23	0.1	$211.29
Total repurchases...	3.5	$252.29	6.7	$183.90	4.3	$210.30
Total costs	$ 881.6		$ 1,225.6		$ 901.4	

Since inception, the Company has repurchased 263.7 million shares of its common stock for an aggregate cost of $15.76 billion, which is recorded as a reduction of Additional paid-in capital. The share repurchase and authorization amounts disclosed within this Form 10-K exclude the excise tax on share repurchases.

The Company initiated a quarterly cash dividend in April 2025. A summary of the Company's dividend activities for the periods presented is as follows:

Record Date	Payment Date	Dividend Per Share	Total
		(In millions, except per share amounts)	
May 19, 2025	May 28, 2025	$ 0.77	$ 72.1
August 19, 2025	August 27, 2025	0.77	72.0
November 18, 2025	November 25, 2025	0.77	71.1
		$ 2.31	$ 215.2

The dividends were accounted for as a reduction of Additional paid-in capital. On February 3, 2026, our Board of Directors declared a cash dividend of $0.81 per share of the Company's outstanding common stock to stockholders of record as of the close of business on February 19, 2026, payable on February 27, 2026. The Company intends to continue to pay a cash dividend on a quarterly basis, subject to market conditions and approval by the Company's Board of Directors.

Accumulated Other Comprehensive Loss

The Accumulated other comprehensive loss balances as of December 31, 2025 and 2024 primarily consists of foreign currency translation adjustment losses. There were no significant changes to accumulated other comprehensive loss balances for the periods presented.

Note 6. Calculation of Earnings per Share

The following table presents the computation of weighted-average shares used in the calculation of basic and diluted earnings per share:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
Weighted-average shares of common stock outstanding	93.5	98.1	103.4
Weighted-average potential shares of common stock outstanding:			
Unvested RSUs and ESPP	0.3	0.1	0.1
Shares used to compute diluted earnings per share	93.8	98.2	103.5

The calculation of diluted weighted average shares outstanding excludes performance-based RSUs granted by the Company for which the relevant performance criteria have not been achieved and any awards that are antidilutive. The number of potential shares excluded from the calculation was not significant in any period presented.

Note 7. Segment Information

The Company has one reportable segment that includes all the operations of the business. The segment's chief operating decision maker is the Executive Chairman, President, and Chief Executive Officer. The chief operating decision maker assesses performance and decides how to allocate resources based on revenues, operating income and net income as reported on the Consolidated Statement of Comprehensive Income.

Revenues, operating income and net income are used to evaluate budget versus actual results and the overall return generated by the segment assets. The analysis of these financial results, among other metrics, is used to assess performance and drives employee incentive compensation, as well as executive compensation.

The following table presents information about segment revenues, significant expenses and profits:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In millions)		
Revenues	$ 1,656.6	$ 1,557.4	$ 1,493.1
Costs and expenses:			
Compensation and benefits expenses	244.6	224.7	214.5
Stock-based compensation expenses	69.7	61.1	59.7
Equipment and software expenses	50.2	45.6	42.1
Registry fee expenses	47.8	45.3	44.1
Depreciation expenses	31.2	36.9	44.1
Other segment items	92.1	85.6	88.0
Total costs and expenses	535.6	499.2	492.5
Operating income	1,121.0	1,058.2	1,000.6
Interest expense	(77.0)	(75.3)	(75.3)
Non-operating income, net	24.5	39.0	51.2
Income tax expense	(242.8)	(236.2)	(158.9)
Net income	$ 825.7	$ 785.7	$ 817.6

Other segment items that are a part of the Company's segment net income include professional services expenses, legal expenses, telecommunication expenses, marketing expenses, occupancy expenses, and travel expenses.

Note 8. Revenues

The Company generates revenues in the U.S.; Europe, the Middle East and Africa ("EMEA"); Australia, China, Japan, Singapore, and other Asia Pacific countries ("APAC"); and certain other countries, including Canada and Latin American countries.

The following table presents the Company's revenues disaggregated by geography, based on the billing addresses of our customers:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In millions)		
U.S	$ 1,093.1	$ 1,035.5	$ 994.7
EMEA	279.4	249.6	228.2
APAC	184.6	175.7	174.8
Other	99.5	96.6	95.4
Total revenues	$ 1,656.6	$ 1,557.4	$ 1,493.1

Revenues in the table above are attributed to the country of domicile and the respective regions in which registrars are located; however, this may differ from the regions where the registrars operate or where registrants are located. Revenues for each region may be impacted by registrars reincorporating, relocating, or from acquisitions or changes in affiliations of resellers. Revenues for each region may also be impacted by registrars domiciled in one region, registering domain names in another region.

Major Customers

The Company's largest customer accounted for approximately 31% of revenues in 2025, and approximately 32% of revenues in 2024 and 2023. The Company does not believe that the loss of this customer would have a material adverse effect on the Company's business because, in that event, end-users of this customer would transfer to the Company's other existing customers.

Deferred Revenues

As payment for domain name registrations and renewals are due in advance of the Company's performance, the Company records these amounts as deferred revenues. The increase in the deferred revenues balance in 2025 was primarily driven by amounts billed in 2025 for domain name registrations and renewals to be recognized as revenues in future periods, offset by refunds for domain name renewals deleted during the 45-day grace period, and $934.7 million of revenues recognized that were included in the deferred revenues balance at December 31, 2024. The balance of deferred revenues as of December 31, 2025 represents the Company's aggregate remaining performance obligations. Amounts included in current deferred revenues are all expected to be recognized in revenues within 12 months, except for a portion of deferred revenues that relates to domain name renewals that are deleted in the 45-day grace period following the transaction. The long-term deferred revenues amounts will be recognized in revenues over several years, and in some cases, up to ten years.

Note 9. Employee Benefits and Stock-based Compensation

401(k) Plan

The Company maintains a defined contribution 401(k) plan (the "401(k) Plan") for substantially all of its U.S. employees. Under the 401(k) Plan, eligible employees may contribute up to 50% of their pre-tax salary, subject to the Internal Revenue Service ("IRS") annual contribution limits. The Company matches 50% of up to the first 8% of the employee's annual salary contributed to the plan. The Company contributed $6.4 million in 2025, $6.0 million in 2024, and $5.8 million in 2023 under the 401(k) Plan. The Company can terminate matching contributions at its discretion at any time.

Equity Incentive Plan

The majority of Verisign's stock-based compensation relates to RSUs granted under the 2006 Equity Incentive Plan (the "2006 Plan"). As of December 31, 2025, a total of 7.0 million shares of common stock remain reserved for issuance upon the vesting of RSUs and for the future grant of equity awards. The 2006 Plan authorizes the award of incentive stock options to employees and non-qualified stock options, restricted stock awards, RSUs, stock bonus awards, stock appreciation rights and performance shares to eligible employees, officers, directors, consultants, independent contractors and advisers. The 2006 Plan is administered by the Compensation Committee which may delegate to a committee of one or more members of the Board or Verisign's officers the ability to grant certain awards and take certain other actions with respect to participants who are not executive officers or non-employee directors. RSUs are awards covering a specified number of shares of Verisign common stock that may be settled by issuance of those shares (which may be restricted shares). RSUs generally vest over four years. Certain RSUs with performance and market conditions ("PSUs"), granted to the Company's executives, generally vest over a three-year term. Additionally, the Company has granted fully vested RSUs to members of its Board in each of the last three years. The Compensation Committee may authorize grants with a different vesting schedule in the future.

2007 Employee Stock Purchase Plan

Eligible employees of the Company may purchase common stock under the 2007 Employee Stock Purchase Plan through payroll deductions by electing to have between 2% and 25% of their compensation withheld to cover the purchase price. Each participant is granted an option to purchase common stock. This option is automatically exercised on the last day of each six-month purchase period during the offering period. The purchase price for the common stock under the ESPP is 85% of the lesser of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period. Offering periods begin on the first business day of February and August of each year. As of December 31, 2025, 2.7 million shares of the Company's common stock remain reserved for future issuance under this plan.

Stock-based Compensation

Stock-based compensation is classified in the Consolidated Statements of Comprehensive Income in the same expense line items as cash compensation. The following table presents the classification of stock-based compensation:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In millions)		
Cost of revenues	$ 8.7	$ 8.0	$ 7.1
Research and development	11.3	10.6	10.0
Selling, general and administrative	49.7	42.5	42.6
Stock-based compensation expense	69.7	61.1	59.7
Capitalization (included in Property and equipment, net)	0.9	1.0	1.1
Total stock-based compensation	$ 70.6	$ 62.1	$ 60.8

The following table presents the nature of the Company's total stock-based compensation:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In millions)		
RSUs	$ 53.1	$ 49.9	$ 47.1
PSUs	13.7	8.2	9.3
ESPP	3.8	4.0	4.4
Total stock-based compensation	$ 70.6	$ 62.1	$ 60.8

The income tax benefit that was included within Income tax expense related to these stock-based compensation expenses for 2025, 2024, and 2023 was $14.6 million, $12.4 million, and $11.7 million, respectively.

RSUs Information

The following table summarizes unvested RSUs activity for the year ended December 31, 2025:

	Shares		Weighted-Average Grant-Date Fair Value
	(Shares in millions)		
Unvested at beginning of period	0.7	$	203.36
Granted	0.4	$	226.12
Vested and settled	(0.3)	$	206.43
Forfeited	(0.1)	$	210.48
Unvested at end of period	0.7	$	213.00

The RSUs in the table above include PSUs. The unvested RSUs as of December 31, 2025 include 0.2 million PSUs. The number of shares received upon vesting of these PSUs may range from 0.1 million to 0.4 million depending on the level of performance achieved and whether any market conditions are satisfied.

The closing price of Verisign's stock was $242.95 on December 31, 2025. As of December 31, 2025, the aggregate market value of unvested RSUs was $174.1 million. The fair values of RSUs that vested during 2025, 2024, and 2023 were $73.9 million, $52.6 million, and $58.8 million, respectively. The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2024 and 2023, was $194.76 and $212.80, respectively. As of December 31, 2025, total unrecognized compensation cost related to unvested RSUs was $109.7 million which is expected to be recognized over a weighted-average period of 2.4 years.

Note 10. Non-operating Income, Net

The following table presents the components of non-operating income, net:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
Interest income	$ 26.5	$ 37.4	$ 46.1
Other, net	(2.0)	1.6	5.1
Total non-operating income, net	$ 24.5	$ 39.0	$ 51.2

Interest income is earned primarily from the Company's surplus cash balances and marketable securities. The decrease in interest income in 2025 primarily reflects the lower amounts invested in debt securities in 2025 and slightly lower interest rates on the Company's investments in debt securities compared to 2024. Other, net, reflects net gains and losses from the Company's foreign currency exposure and related hedges.

Note 11. Income Taxes

Income before income taxes is categorized geographically as follows:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
United States	$ 674.2	$ 655.4	$ 607.1
Foreign	394.3	366.5	369.4
Total income before income taxes	$ 1,068.5	$ 1,021.9	$ 976.5

The provision for income taxes consisted of the following:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
Current expense:			
Federal	$ 118.5	$ 147.9	$ 159.1
State	29.2	31.3	28.0
Foreign, including withholding tax	47.8	43.3	24.4
	195.5	222.5	211.5
Deferred expense (benefit):			
Federal	24.0	(3.3)	(25.6)
State	3.3	(3.3)	11.2
Foreign	20.0	20.3	(38.2)
	47.3	13.7	(52.6)
Total income tax expense	$ 242.8	$ 236.2	$ 158.9

The One Big Beautiful Bill Act ("the Act"), signed into law on July 4, 2025, restored the immediate deduction of research and development expenditures for U.S. federal income tax purposes. This change resulted in a decrease to the Company's current federal expense, and an increase to deferred federal expense in 2025. The increased foreign current expense in 2024 was primarily driven by the Organization for Economic Cooperation and Development ("OECD") Pillar 2 minimum tax adopted by Switzerland, partially offset by related foreign tax credits in the U.S.

The difference between income tax expense and effective tax rate and the amounts resulting from applying the federal statutory rate of 21% to Income before income taxes in 2025 is attributable to the following:

	Year Ended December 31, 2025	
	Balance	Percent
	(Balance in millions)	
U.S. federal statutory tax rate	$ 224.4	21.0 %
Domestic federal:		
Effect of cross-border tax laws		
Global intangible low-taxed income	5.8	0.5 %
Other	0.1	— %
Other adjustments	1.7	0.2 %
Domestic state and local income taxes, net of federal income tax effect	25.7	2.4 %
Foreign tax effects:		
Switzerland		
Effect of rates different than statutory	(49.0)	(4.6)%
Canton of Fribourg, Switzerland	15.9	1.5 %
Minimum taxes	13.5	1.3 %
Other	4.8	0.4 %
Other foreign jurisdictions	(0.1)	— %
Total	$ 242.8	22.7 %

The majority of domestic state and local income taxes, net of federal income tax effect, in the table above relates to state taxes in Virginia and New York.

The difference between income tax expense and the amount resulting from applying the federal statutory rate of 21% to Income before income taxes in 2024 and 2023 is attributable to the following:

	Year Ended December 31,	
	2024	2023
Income tax expense at federal statutory rate	$ 214.6	$ 205.1
State taxes, net of federal benefit	20.4	28.5
Change in valuation allowance	(6.5)	66.1
Remeasurement of unrecognized tax benefits	2.4	(8.3)
Effect of non-U.S. operations	2.3	(15.5)
Non-U.S. intellectual property	—	(118.0)
Other	3.0	1.0
Total income tax expense	$ 236.2	$ 158.9

During the fourth quarter of 2023, due to a change in local tax systems, the Company recognized amortizable tax basis related to a portion of its non-U.S. intellectual property based on a fair value of approximately $1.80 billion. This intellectual property had no book value, resulting in the recognition of a $118.0 million deferred tax asset and a corresponding income tax benefit in 2023.

Due to the change in the tax systems mentioned above, the Company determined that it is more likely than not that a portion of the deferred tax asset related to certain non-U.S. intellectual property previously transferred as part of a legal entity reorganization, will not be realized, and as a result, recognized a valuation allowance of $64.7 million in 2023.

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are as follows:

	As of December 31,	
	2025	2024
	(In millions)	
Deferred tax assets:		
Intellectual property	$ 199.7	$ 227.4
Deferred revenue, accruals and reserves	78.5	72.4
Research and development costs	—	32.5
Other	11.2	11.7
Total deferred tax assets	289.4	344.0
Valuation allowance	(55.2)	(61.8)
Net deferred tax assets	234.2	282.2
Deferred tax liabilities	(1.0)	(0.9)
Total net deferred tax assets	$ 233.2	$ 281.3

The decrease in the deferred tax assets related to research and development costs in 2025 was due to the passage of the Act which changed the timing of deductibility of these expenses as discussed above.

With the exception of a portion of deferred tax assets related to intellectual property and certain state and foreign net operating loss and foreign tax credit carryforwards, management believes it is more likely than not that the tax effects of the deferred tax liabilities together with future taxable income, will be sufficient to fully recover the remaining deferred tax assets.

As of December 31, 2025, the Company's deferred tax assets included $23.1 million of state net operating loss carryforwards, before applying tax rates for the respective jurisdictions. The tax credit carryforwards as of December 31, 2025 consisted primarily of foreign tax credit carryforwards. The state net operating loss carryforwards expire in various years from 2026 through 2034. The foreign tax credits will expire between 2028 and 2035.

The following table presents income taxes paid to United States, state, and foreign jurisdictions, net of refunds received in 2025:

	Year Ended December 31,
	2025
	(in millions)
United States	
Federal	$ 140.8
State	
Virginia	12.5
Other	20.3
Foreign	
Switzerland - federal	17.9
Other	10.9
Total	$ 202.4

The Company paid $230.5 million and $239.7 million for income taxes, net of refunds received, in 2024 and 2023, respectively.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	As of December 31,	
	2025	2024
	(In millions)	
Beginning balance	$ 6.5	$ 9.6
Increases in tax positions for prior years	0.1	0.3
Decreases in tax positions for prior years	—	(2.8)
Increases in tax positions for current year	0.4	0.4
Lapse in statute of limitations	(1.2)	(1.0)
Ending balance	$ 5.8	$ 6.5

As of December 31, 2025, approximately $3.9 million of unrecognized tax benefits, including penalties and interest, could affect the Company's tax provision and effective tax rate.

In accordance with its accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. These accruals were not material in any period presented.

The Company's major taxing jurisdictions are the U.S., the Commonwealth of Virginia, and Switzerland. The Company's U.S. federal income tax returns are not currently under examination by the IRS and only the Company's tax returns for 2021 and years thereafter are subject to examination. The Company's other material tax returns are not currently under examination by their respective taxing jurisdictions. Because the Company has previously used net operating loss carryforwards and other tax attributes to offset its taxable income in income tax returns for the U.S. and Virginia, such attributes can be adjusted by these taxing authorities until the statute of limitations closes on the year in which such attributes were utilized. The open years for examination in Switzerland are the 2021 tax year and forward.

Note 12. Commitments and Contingencies

The following table represents the minimum payments required by Verisign under certain purchase obligations, leases, and the interest payments and principal on the Senior Notes:

	Purchase Obligations	Senior Notes	Total
	(In millions)		
2026	$ 42.2	$ 72.6	$ 114.8
2027	25.0	622.6	647.6
2028	14.0	46.5	60.5
2029	7.0	46.5	53.5
2030	5.4	46.5	51.9
Thereafter	0.3	1,299.6	1,299.9
Total	$ 93.9	$ 2,134.3	$ 2,228.2

Verisign enters into certain purchase obligations with various vendors. The Company's significant purchase obligations include firm commitments with telecommunication carriers, other service providers and the fixed portion of registry fees related to the operation of certain top-level domains. Registry fees for top-level domains that we operate where the amounts are variable or passed-through to registrars have been excluded from the table above.

The Company has an agreement with Internet Corporation for Assigned Names and Numbers ("ICANN") to be the sole registry operator for domain names in the *.com* registry through November 30, 2030. For 2023 and 2024, the Company paid ICANN a fee of $0.25 for each annual term of a domain name registered or renewed. For 2025, these fees increased to $0.2575 for each annual term of a domain name registered or renewed. We also incur registry fees for certain other registries. The Company incurred total registry fees for *.com* and other registries of $47.8 million in 2025, $45.3 million in 2024, and $44.1 million in 2023.

Verisign leases a small portion of its office space and a portion of its data center facilities under operating leases, the longest of which extends into 2029. Rental expenses under operating leases were not material in any period presented. Operating lease obligations for 2026 through 2029 are included in Purchase obligations in the table above.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A.   CONTROLS AND PROCEDURES

a. Evaluation of Disclosure Controls and Procedures

Based on our management's evaluation, with the participation of our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer), as of December 31, 2025, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

b. Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria established in *Internal Control-Integrated Framework* (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on our evaluation under the COSO framework, management has concluded that our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

KPMG LLP, an independent registered public accounting firm, has issued a report concerning the effectiveness of our internal control over financial reporting as of December 31, 2025. See "Report of Independent Registered Public Accounting Firm" in Item 8 of this Form 10-K.

c. Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

d. Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of their inherent limitations, our disclosure controls and procedures and our internal control over financial reporting may not prevent material errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to risks, including that the controls may become inadequate because of changes in conditions or that the degree of compliance with our policies or procedures may deteriorate.

VERISIGN FORM 10-K

2025

ITEM 9B.   OTHER INFORMATION

Insider Trading Arrangements

Our directors and executive officers may from time to time enter into plans or other arrangements for the purchase or sale of our shares that are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or may represent a non-Rule 10b5-1 trading arrangement under the Exchange Act.

There were no directors or executive officers that adopted, terminated or modified plans or other arrangements during the quarter ended December 31, 2025.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item regarding our directors and nominees, Audit Committee, Corporate Governance and Nominating Committee, and Compensation Committee will be included under the captions "Proposal No. 1—Election of Directors," "Security Ownership of Certain Beneficial Owners" and "Corporate Governance" in our 2026 Proxy Statement, and incorporated herein by reference.

Pursuant to General Instruction G(3) of Form 10-K, the information required by this item relating to our executive officers is included under the caption "Information About Our Executive Officers" in Part I of this Form 10-K.

We have adopted a written Code of Conduct, which is posted on our Investor Relations website under "Ethics and Business Conduct" at https://investor.verisign.com/corporate-governance. The Code of Conduct applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, and other senior accounting officers. We have also adopted the "Corporate Governance Principles for the Board of Directors," which provide guidance to our directors on corporate practices that serve the best interests of our company and our stockholders.

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Conduct, to the extent applicable to the principal executive officer, principal financial officer, or other senior accounting officers, by posting such information on our website, on the web page found by clicking through to "Ethics and Business Conduct" as specified above.

The information required by this item regarding our insider trading policies and procedures will be included under the caption "Insider Trading Policy" in our 2026 Proxy Statement.

ITEM 11.   EXECUTIVE COMPENSATION

Information required by this item is incorporated herein by reference to our 2026 Proxy Statement from the discussions under the captions "Compensation of Directors," "Non-Employee Director Retainer Fees and Equity Compensation Information" and "Non-Employee Director Compensation Table for 2025," "Executive Compensation" and "Executive Compensation Tables."

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated herein by reference from the discussions under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our 2026 Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated herein by reference to our 2026 Proxy Statement from the discussions under the captions "Policies and Procedures with Respect to Transactions with Related Persons," "Certain Relationships and Related Transactions" and "Independence of Directors."

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, McLean, VA, Auditor Firm ID: 185.

Information required by this item is incorporated herein by reference to our 2026 Proxy Statement from the discussions under the captions "Principal Accountant Fees and Services" and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors."

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report

1. Financial statements

The financial statements are set forth under Item 8 of this Form 10-K, as indexed below.

	Page
Reports of Independent Registered Public Accounting Firm	34
Consolidated Balance Sheets	37
Consolidated Statements of Comprehensive Income	38
Consolidated Statements of Stockholders' Deficit	39
Consolidated Statements of Cash Flows	40
Notes to Consolidated Financial Statements	41

2. Financial statement schedules

Financial statement schedules are omitted because the information called for is not material or is shown either in the consolidated financial statements or the notes thereto.

3. Exhibits

(a) Index to Exhibits

Pursuant to the rules and regulations of the SEC, the Company has filed certain agreements as exhibits to this Form 10-K. These agreements may contain representations and warranties by the parties thereto. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (1) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements prove to be inaccurate, (2) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the Company's filings or are not required to be disclosed in those filings, (3) may apply materiality standards different from what may be viewed as material to investors and (4) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe the Company's actual state of affairs at the date hereof or at any other time.

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
3.01	Restated Certificate of Incorporation of the Registrant.	10-K	2/17/17	3.01	
3.02	Certificate of Amendment of Restated Certificate of Incorporation of VeriSign, Inc.	8-K	5/22/25	3.1	
3.03	Bylaws of VeriSign, Inc.	10-Q	10/23/25	3.1	
4.01	Indenture, dated as of July 5, 2017, between VeriSign, Inc. and U.S. Bank National Association, as trustee.	8-K	7/5/17	4.1	
4.02	Indenture, dated as of June 8, 2021, between VeriSign, Inc. and U.S. Bank National Association, as trustee.	8-K	6/8/21	4.1	
4.03	First Supplemental Indenture, dated as of June 8, 2021, between VeriSign, Inc. and U.S. Bank National Association, as trustee.	8-K	6/8/21	4.2	
4.04	Second Supplemental Indenture, dated as of March 11, 2025, between VeriSign, Inc. and U.S. Bank Trust Company, National Association, as trustee	10-Q	4/24/25	4.01	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
4.05	Description of Securities of the Registrant	10-K	2/19/21	4.04	
10.01	Amendment No. Thirty (30) to Cooperative Agreement - Special Awards Conditions NCR-92-18742, between VeriSign and U.S. Department of Commerce managers.	10-K	7/12/07	10.27	
10.02	Form of Indemnity Agreement entered into by the Registrant with each of its directors and executive officers. +	10-Q	4/28/10	10.01	
10.03	VeriSign, Inc. 2006 Equity Incentive Plan Form of Non-Employee Director Restricted Stock Unit Agreement. +	10-Q	7/27/12	10.03	
10.04	Amendment Number Thirty-Two (32) to the Cooperative Agreement between VeriSign, Inc. and Department of Commerce, entered into on November 29, 2012.	8-K	11/30/12	10.2	
10.05	VeriSign, Inc. 2006 Equity Incentive Plan Form of Employee Restricted Stock Unit Agreement +	10-K	2/19/16	10.70	
10.06	VeriSign, Inc. 2006 Equity Incentive Plan Performance-Based Restricted Stock Unit Agreement for awards granted in 2022 and 2023+	10-Q	4/28/16	10.01	
10.07	Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan, as amended and restated +	DEF 14A	4/29/16	Appendix A	
10.08	Amendment Number Thirty-Three (33) to the Cooperative Agreement between VeriSign, Inc. and Department of Commerce, entered into on October 20, 2016	8-K	10/20/16	10.2	
10.09	Amendment Number Thirty-Four (34) to the Cooperative Agreement between VeriSign, Inc. and Department of Commerce, entered into on October 20, 2016	8-K	10/20/16	10.3	
10.10	Amended and Restated 2007 Employee Stock Purchase Plan, as adopted August 30, 2007, and amended May 25, 2017. +	DEF 14A	4/12/17	Appendix A	
10.11	Form of Amended and Restated Change-in-Control and Retention Agreement [CEO Form of Agreement]. +	10-Q	7/27/17	10.01	
10.12	Amended and Restated Change-in-Control and Retention Agreement. +	10-Q	7/27/17	10.02	
10.13	Amendment Thirty-Five (35) to the Cooperative Agreement between VeriSign, Inc. and the U.S. Department of Commerce, entered into on October 26, 2018	8-K	11/1/18	10.1	
10.14	.Net Registry Agreement between VeriSign, Inc. and the Internet Corporation for Assigned Names and Numbers.	8-K	6/30/23	10.1	
10.15	Credit Agreement, dated as of December 6, 2023 among VeriSign, Inc., the borrowing subsidiaries party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.	8-K	12/08/23	10.1	
10.16	VeriSign, Inc. 2006 Equity Incentive Plan Performance-Based Restricted Stock Unit Agreement for awards granted in or after 2024+	10-K	2/15/24	10.10	
10.17	.Com Registry Agreement between VeriSign, Inc. and the Internet Corporation for Assigned Names and Numbers, effective December 1, 2024.	8-K	11/25/24	10.1	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
19.01	Insider Trading Policy				X
21.01	Subsidiaries of the Registrant.	10-K	2/13/25	21.01	
23.01	Consent of Independent Registered Public Accounting Firm.				X
24.01	Powers of Attorney (Included as part of the signature pages hereto).				X
31.01	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a-14(a).				X
31.02	Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a-14(a).				X
32.01	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350). *				X
32.02	Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350). *				X
97	Incentive-Based Compensation Recovery Policy	10-K	2/15/24	97	
101	Interactive Data File. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).				X

* As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of VeriSign, Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

+ Indicates a management contract or compensatory plan or arrangement.

† Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

ITEM 16.   10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, Commonwealth of Virginia, on the 5ᵗʰ day of February 2026.

VERISIGN, INC.

By: /S/ D. JAMES BIDZOS

D. James Bidzos
Chief Executive Officer
(Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints D. James Bidzos, John D. Calys, and Thomas C. Indelicarto, and each of them, his or her true lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on the 5ᵗʰ day of February 2026.

Signature	Title
/S/ D. JAMES BIDZOS D. JAMES BIDZOS	Chief Executive Officer, President, Executive Chairman and Director (Principal Executive Officer)
/S/ JOHN D. CALYS JOHN D. CALYS	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/S/ COURTNEY D. ARMSTRONG COURTNEY D. ARMSTRONG	Director
/S/ YEHUDA ARI BUCHALTER YEHUDA ARI BUCHALTER	Director
/S/ KATHLEEN A. COTE KATHLEEN A. COTE	Director
/S/ MATTHEW J. DESCH MATTHEW J. DESCH	Director
/S/ JAMIE S. GORELICK JAMIE S. GORELICK	Director
/S/ DEBRA W. MCCANN DEBRA W. MCCANN	Director

(This page intentionally left blank)

BOARD OF DIRECTORS

D. James Bidzos
Chairman of the Board of Directors,
Executive Chairman,
President, and Chief Executive Officer,
VeriSign, Inc.

Courtney D. Armstrong
Chief Operating Officer,
Paramount Pictures and
Filmed Entertainment Group

Yehuda Ari Buchalter
Chief Executive Officer,
Place Exchange, Inc.

Kathleen A. Cote
Former Chief Executive Officer,
Worldport Communications, Inc.

Matthew J. Desch
Chief Executive Officer,
Iridium Communications, Inc.

Jamie S. Gorelick
Senior Counsel,
Wilmer Cutler Pickering Hale
and Dorr LLP

Debra W. McCann
Chief Financial Officer,
Unisys Corporation

EXECUTIVE OFFICERS

D. James Bidzos
Chairman of the Board of Directors,
Executive Chairman,
President, and Chief Executive Officer

John D. Calys
Executive Vice President,
and Chief Financial Officer

Thomas C. Indelicarto
Executive Vice President,
General Counsel, and Secretary

Danny R. McPherson
Executive Vice President,
Technology and Chief Security Officer

INVESTOR INFO

Quarterly earnings releases, corporate
news releases, and Securities and
Exchange Commission filings are available
by contacting Verisign Investor Relations
or through our website at https://investor.
verisign.com. **A copy of Verisign's Annual
Report on Form 10-K for the fiscal year
ended December 31, 2025, containing
additional information of possible interest
to stockholders will be sent without charge
to any stockholder who requests it. Please
direct your request to Verisign Investor
Relations at the address at right.**

STOCK EXCHANGE LISTING
Nasdaq Stock Market
Ticker Symbol: VRSN



VERISIGN INVESTOR RELATIONS
12061 Bluemont Way
Reston, VA 20190
Phone: + 1 800 922 4917
Int'l: + 1 703 948 3447
Email: ir@verisign.com
https://investor.verisign.com/

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
8350 Broad Street, Suite 900
McLean, VA 22102

TRANSFER AGENT
If you have questions concerning stock certificates, change
of address, consolidation of accounts, transfer of ownership,
or other stock account matters, please contact Verisign's
transfer agent:

Computershare Inc.
PO Box 43006
Providence, RI, 02940-3006
Phone: + 1 877 255 1918
Int'l: + 1 201 680 6578
https://www.computershare.com/investor

ABOUT VERISIGN

Verisign (NASDAQ: VRSN), a global provider of critical internet infrastructure and domain name registry services, enables internet navigation for many of the world's most recognized domain names. Verisign helps enable the security, stability, and resiliency of the Domain Name System and the internet by providing root zone maintainer services, operating two of the 13 global internet root servers, and providing registration services and authoritative resolution for the .com and .net top-level domains, which support the majority of global e-commerce. To learn more please visit Verisign.com.

WORLDWIDE

UNITED STATES:

Verisign Headquarters
12061 Bluemont Way
Reston, VA 20190
Phone: + 1 703 948 3200

EUROPE:

Verisign Sarl
Route du Petit Moncor 1E
2nd Floor
CH-1752 Villars sur Glane
Switzerland
Phone: + 41 (0) 26 408 7778

ASIA:

Verisign Internet Technology Services
(Beijing) Co., Ltd
CN.CW5 Level 23, China World Tower B
No. 1 Jianguomenwai Avenue Chaoyang
District, Beijing, 100004
China
Phone: + 8610 8509 8588

AUSTRALIA:

Verisign Australia
5 Queens Road
Level 10
Melbourne, VIC, 3004
Australia
Phone: + 61 3 9926 6700



Verisign.com



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